02028951

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GGL Diamond Corp

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 1 5 2002

THOMSON FINANCIAL P

**NEW ADDRESS

FILE NO. 82- 1809 FISCAL YEAR 11-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/10/02

GGL Diamond Corp.

DISCOVERY THROUGH TECHNOLOGY



2001

ANNUAL REPORT

Mission Statement

The Company will endeavor to maximize shareholder value by the discovery and development of a diamond deposit and by maintaining an 'in-kind' interest in any future joint venture.

GGL DIAMOND CORP.

Directors' Report to the Members

April 9, 2002

Dear Shareholders:

As you are aware, the Doyle Diamond Project (60% De Beers Canada Exploration Inc., 40% GGL Diamond Corp.) is considered one of the important assets of the Company. For over six years, we have awaited the return of the five claims on which a diamondiferous kimberlite was located in 1996, but is as yet unexplored. We have been frustrated by the delay of the Ottawa based DIAND (Department of Indian Affairs and Northern Development) Ministry to resolve this as instructed by the Federal Court of Appeal over 18 months ago. We continue to petition the government to resolve this matter.

A few years ago, it became apparent that we could no longer rely solely on the Doyle Diamond Project to advance the Company as quickly as we wished to our objective of having an interest in a commercial diamond deposit.

In the Slave Craton of the Northwest Territories the best indicator of kimberlite diamond deposits is G10 pyrope garnets. The focus therefore was simple; identify from our data set of over 120,000 heavy mineral samples, G10 garnets for which no known kimberlite source existed. Although the focus was simple, the implementation leading to land selection was not; as all the disciplines of geology and geophysics had to be examined for each prospective area, field checks had to be made and finally the ground had to be open for staking. All this on a limited budget during a time when resource stocks were out of favour. Much of the work was performed gratis by our staff.

The result was the staking of over 250,000 acres. Over the past two years we implemented a $2.67 million exploration program which has verified our choice of land selection, produced targets for drilling and focussed the areas for additional exploration. We are now directing our efforts to implement this exploration, including drilling, as soon as possible.

The parameters developed to select areas of diamond exploration interest continue to be utilized and have led to an important staking acquisition in January of 2002. In addition new areas have been identified, which have presented the Company with the opportunity to acquire an interest without incurring any costs. We hope to be able to announce the details of the deal within the next few weeks.

The year 2001 saw the continuation of the worst downturn for resource stocks in decades. Despite these conditions, we were able to continue our strategy of exploration and acquisition towards our goal of discovery of a diamond deposit. We believe that the end of the severe drought for resource companies has arrived and that a new cyclical uptrend has at long last begun.

The progress of this Company would not have been possible but for the support of the directors, the work of our exploration team, the financial and moral support of our shareholders and the financing provided by Haywood Securities Inc. and Bolder Investment Partners Ltd. All of whom we would like to acknowledge and thank.

On behalf of the Board,

R. A. Hrkac
President

GGL DIAMOND CORP.

Consolidated Financial Statements

November 30, 2001

Index

ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, B.C., Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca
Website: www.ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

GGL DIAMOND CORP.

We have audited the consolidated balance sheets of **GGL Diamond Corp.** as at November 30, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ellis Foster

Chartered Accountants

Vancouver, Canada
February 27, 2002

GGL DIAMOND CORP.

Consolidated Balance Sheets
November 30, 2001 and 2000

	2001	2000
ASSETS		
Current		
Cash and cash equivalents	$ 132,459	$ 222,042
Sundry receivable and prepaids	26,409	40,415
Marketable securities	7,600	7,600
	166,468	270,057
Mineral properties and deferred exploration costs (Note 4)	5,416,492	4,131,319
Capital assets (Note 5)	308,523	327,649
	$ 5,891,483	$ 4,729,025
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 180,772	$ 201,342
Current portion of mortgage loan	10,268	9,727
	191,040	211,069
Mortgage loan (Note 6)	83,924	94,193
	274,964	305,262
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	14,917,958	13,174,783
Deficit	(9,301,439)	(8,751,020)
	5,616,519	4,423,763
	$ 5,891,483	$ 4,729,025

Operations (Note 1)
Commitments (Note 15)
Subsequent events (Note 16)

Approved by the Board of Directors

[signature]
Director

W. Wolodarsky
Director

GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
Years Ended November 30, 2001 and 2000

	2001	2000
Administration costs		
Amortization	$ 4,484	$ 1,145
Consulting fees	29,000	17,403
Corporate relations	11,599	12,105
Interest expense	686	786
Legal and audit	55,089	70,119
Licences, taxes, insurance and fees	48,226	29,433
Office services and expenses	82,516	96,875
Shareholders' meetings and reports	29,509	23,004
Travel	3,154	5,158
Operating loss	(264,263)	(256,028)
Other income (loss)		
Interest income	39,347	9,339
Part XII.6 tax expense (Note 11)	(34,693)	-
Loss on sale of capital asset	-	(1,972)
Operator's administration fee	-	4,087
Write-off of exploration and mineral property costs	(290,810)	(343,888)
Write-off of investment and advances	-	(23,072)
	(286,156)	(355,506)
Loss for the year	(550,419)	(611,534)
Deficit, beginning of year	(8,751,020)	(8,139,486)
Deficit, end of year	$ (9,301,439)	$ (8,751,020)
Loss per share	$ (0.01)	$ (0.02)
Weighted average number of common shares outstanding	40,261,597	29,911,062

GGL DIAMOND CORP.

Consolidated Statements of Cash Flows
Years Ended November 30, 2001 and 2000

	2001	2000
Cash flows from (used in) operating activities		
Loss for the year	$ (550,419)	$ (611,534)
Adjustment for items not involving cash:		
- amortization	4,484	1,145
- loss on disposal of capital assets	-	1,972
- write off of investment and advances	-	23,072
- write off of exploration and mineral property costs	290,810	343,888
	(255,125)	(241,457)
Change in non-cash working capital items:		
- accounts receivable and prepaids	14,006	(30,730)
- accounts payable and accrued liabilities	(20,570)	120,348
	(261,689)	(151,839)
Cash flows from (used in) financing activities		
Shares issued for cash, net of share issuance cost	310,624	1,211,280
Shares issued for cash - flow-through shares	1,432,551	225,000
Principal reduction of mortgage loan	(9,727)	(9,233)
	1,733,448	1,427,047
Cash flows from (used in) investing activities		
Mineral properties	(39,493)	(157,051)
Deferred exploration costs	(1,509,401)	(902,432)
Advance to Exaton	-	(400)
Proceeds from disposal of capital assets	-	561
Purchase of capital assets	(12,448)	(34,671)
	(1,561,342)	(1,093,993)
Increase (decrease) in cash and cash equivalents	(89,583)	181,215
Cash and cash equivalents, beginning of year	222,042	40,827
Cash and cash equivalents, end of year	$ 132,459	$ 222,042
Supplementary cash flow information		
Cash paid for interest charges	$ 8,177	$ 8,461

1. Operations

The Company intends to continue its exploration programs, including Doyle Lake, which is funded substantially by De Beers Canada Exploration Inc. (formerly Monopros Limited) ("De Beers"). The Company's ability to continue its exploration programs is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing (see Note 16(a)).

The Company is in the exploration stage and, on the basis of information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production.

The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. These procedures do not always guarantee the Company's title.

2. Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its 86.8%-owned subsidiary Rio Sonora Resources Ltd. ("Rio Sonora") and its wholly-owned U.S. subsidiary, Gerle Gold (U.S.) Inc. Rio Sonora is presently inactive. All inter-company transactions and balances have been eliminated.

(b) Mineral Properties and Related Deferred Costs

The cost of mineral properties and the related exploration costs are deferred until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned. Management will also periodically determine where an exploration property is inactive and the value of such property may be impaired, whether the carrying values of the property should be written down, and the amount at which it should be carried.

The amounts shown for mineral property interests represent costs or deemed consideration, less write-offs, incurred to date, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral property interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

2. Significant Accounting Policies (continued)

(b) Mineral Properties and Related Deferred Costs (continued)

Ownership in mineral property interests involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

(c) Property Option Agreement

From time to time, the Company may acquire or dispose of mineral properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as mineral property costs or recoveries when the payments are made or received.

(d) Capital Assets

Capital assets are carried at cost. Amortization of capital assets is provided on a declining-balance basis at the following annual rates:

Furniture and fixtures	20%
Exploration equipment	20%

The Yellowknife house is amortized on a straight-line basis over 25 years.

(e) Marketable Securities

Marketable securities are stated at the lower of cost or market value.

(f) Loss Per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated in accordance with the treasury stock method which assumes that proceeds received from the exercise of stock options and warrants would be used to repurchase common shares at the prevailing market rate. Under the treasury stock method, the basic and diluted loss per share are the same, as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive.

(g) Foreign Exchange Translation

The Company uses the temporal method for translating its U.S. operations from U.S. dollars to Canadian dollars. Under this method, monetary assets and liabilities have been converted at the exchange rate prevailing at the balance sheet dates. Income and expenses are translated at the rates prevailing at dates of the related transactions. Non-monetary assets, liabilities and equity are translated at historical rates. Gains and losses on foreign exchange are included in income and expenses.

2. Significant Accounting Policies (continued)

(h) Investments

Investments in which the Company owns up to 20% of the issued common shares are accounted for at cost, less provision for any decline in value that is considered to be other than temporary. Investments in which the Company has significant influence are accounted for using the equity method.

(i) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those reported.

(j) Stock Option Plan

The Company has a stock option plan which is described in Note 8. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

(k) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

3. Investments

In the year 2000, the Company owned 50% of the issued capital of Exaton Service Corporation ("Exaton"), a private company that provided office space and office services to the Company and others. Costs of these services are included in office services and expenses for the year 2000 (Note 9). Exaton was dissolved on December 4, 2001. The investment and advances to Exaton were written off in the year ended November 30, 2000.

4. Mineral Properties and Deferred Exploration Costs

	Balance November 30 2000	2001 property cost additions	2001 exploration cost additions	2001 written off	Balance November 30 2001
Diamond Venture					
- general exploration	$ -	$ -	$ 109,342	$(109,342)	$ -
Doyle Lake	629,756	-	75,949	-	705,705
Clinton	200,330	-	-	-	200,330
Fishback Lake and					
Dessert Lake	283,792	-	108,926	(64,767)	327,951
Murray	73,924	-	17,216	(14,420)	76,720
Hilltop	12,588	-	1,488	-	14,076
CH	515,058	39,493	1,207,602	-	1,762,153
Regional, NWT	40,792	-	1,152	-	41,944
Happy Creek	889,102	-	518	-	889,620
McConnell Creek and other	1,485,977	-	14,297	(102,281)	1,397,993
	$4,131,319	$39,493	$1,536,490	$(290,810)	$5,416,492

	Balance November 30 2000	2001 Additions	2001 written off	Balance November 30 2001
Mineral property costs	$ 448,094	$ 39,493	$ (19,018)	$ 468,569
Deferred exploration costs	3,683,225	1,536,490	(271,792)	4,947,923
	$4,131,319	$1,575,983	$(290,810)	$5,416,492

Exploration costs incurred during the year are as follows:

	2001	2000
Amortization	$ 27,089	$ 35,259
Chartered aircraft	270,558	175,936
Drilling, trenching, sampling	254,751	129,940
Licences and recording fees	9,505	29,338
Mortgage interest	7,491	7,675
Project supplies	228,637	93,770
Salaries and wages	114,556	123,167
Surveys	323,445	60,304
Technical and professional services	197,875	221,340
Transportation	102,583	60,962
	$1,536,490	$937,691

4. Mineral Properties and Deferred Exploration Costs (continued)

(a) Doyle Lake, Northwest Territories, Canada

Under an agreement (the De Beers Agreement) dated May 25, 1995, De Beers has earned a 60% interest in the Doyle Lake properties, which consist of 43 claims (52,688 acres), by completing exploration expenditures of $4,650,000. To November 30, 2001, De Beers has spent $6,443,016 (2000-$6,076,896). See Note 12.

In addition, the Company holds 12 claims (20,842 acres) (2000 - 13 claims; 21,617 acres) in the Doyle Lake area that are not subject to the De Beers Agreement (see Note 12).

(b) Clinton, Northwest Territories, Canada

The Company owns 6 claims (8,264 acres) in the Clinton Colden area of the Slave Province, Northwest Territories.

(c) Fishback Lake and Dessert Lake, Northwest Territories, Canada

On May 12, 1993, the Company entered into a syndicate agreement for the purpose of carrying out an airborne magnetic survey over certain parts of the Slave Province, Northwest Territories, and earned a 40% interest in the syndicate. The syndicate owned 57 claims (72,212 acres) covering magnetic anomalies representing potential diamond-bearing kimberlite pipes. During 2000, three members of the syndicate forfeited their interests (totalling 60%) in the syndicate's claims leaving the Company with a 100% interest.

As at November 30, 2001, the Company owns 40 claims (51,603 acres).

(d) Murray, Northwest Territories, Canada

The Company owns 7 claims (10,646 acres) (2000 – 9 claims; 15,449 acres), north-northwest of Yellowknife, acquired by staking in 1999.

(e) Hilltop, Northwest Territories, Canada

The Company owns 3 claims (4,173 acres), north-east of Yellowknife, acquired by staking in 2000.

(f) CH, Northwest Territories, Canada

The Company owns 105 claims (245,927 acres) (2000 - 52 claims; 123,670 acres), north-northeast of Yellowknife, acquired by staking in 2000 and 2001.

(g) Regional and other, Northwest Territories, Canada

The Company acquired a 100% interest in three claims (7,748 acres) by staking in 2000.

4. **Mineral Properties and Deferred Exploration Costs** (continued)

(h) Happy Creek, Nevada, U.S.A.

On June 1, 1985, the Company entered into an agreement through which it has the option to purchase an undivided 100% interest in certain mineral claims located in Humboldt County, Nevada (the Happy Creek property). The option purchase price is a 5% net smelter royalty, payable by advance minimum royalty payments of U.S. $50,000 on December 1 annually until U.S. $3,600,000 has been paid. Payments totalling U.S. $110,000 have been made. The royalty payment due December 1, 2001 was not paid but the agreement is in good standing as the vendor has not issued a default notice. Once issued, the Company has 30 days to cure the default. The Company has been advised that a default notice will not be issued

(i) McConnell Creek, British Columbia, Canada

The Company owns 4 mineral claims in the Omineca Mining Division of British Columbia.

5. **Capital Assets**

	2001		
	Cost	Accumulated amortization	Net book value
Yellowknife land	$ 98,500	$ -	$ 98,500
Yellowknife house	181,400	58,048	123,352
Exploration equipment	291,537	212,670	78,867
Office furniture and fixture	34,988	27,184	7,804
	$606,425	$297,902	$308,523

	2000		
	Cost	Accumulated amortization	Net book value
Yellowknife land	$ 98,500	$ -	$ 98,500
Yellowknife house	181,400	50,792	130,608
Exploration equipment	286,332	192,953	93,379
Office furniture and fixture	27,746	22,584	5,162
	$ 593,978	$ 266,329	$327,649

6. Mortgage Loan

	2001	2000
Mortgage loan bearing interest at 7.75% per annum, repayable in blended bi-weekly payments of principal and interest of $656, due January 1, 2003, secured by land and building	$94,192	$103,920
Less: Current portion	(10,268)	(9,727)
	$83,924	$94,193

Required blended payments on the loan are as follows:

Year ending November 30,	
2002	$17,051
2003 (total due if mortgage is not renewed)	84,413
	101,464
Less: Interest	(7,272)
	94,192
Less: Current portion	(10,268)
	$83,924

The carrying amount of the mortgage loan approximates its fair market value.

7. Share Capital

(a) Authorized: 250,000,000 (2000 - 100,000,000) common shares without par value. At the Company's Annual and Extraordinary General Meeting held May 25, 2001, the shareholders approved the increase in authorized share capital from 100,000,000 common shares to 250,000,000 common shares.

7. **Share Capital** (continued)

(b) Issued:

	Shares	Amount
Balance, November 30, 1999	26,519,358	11,738,503
For cash:		
Private placements, net of share issuance costs of $28,870	4,266,667	758,630
Exercise of stock options	81,000	26,250
Exercise of warrants	1,917,000	426,400
Issued pursuant to flow-through share agreement	900,000	225,000
Balance, November 30, 2000	33,684,025	$13,174,783
For cash:		
Private placement, net of share issuance costs of $23,143	1,637,332	262,457
Exercise of warrants	240,833	48,167
Issued pursuant to flow-through share agreements less share issuance costs of $11,449	5,776,000	1,432,551
Broker's commission	404,320	-
Balance, November 30, 2001	41,742,510	$14,917,958

(c) During the year ended November 30, 2001, the Company:

(i) issued 5,376,000 flow-through units in December, 2000 by way of a brokered private placement for gross proceeds of $1,344,000. The price of each unit is $0.25, being $0.249 for the flow-through share and $0.001 for the warrant. Each unit consists of one flow-through share and one warrant entitling the holder to purchase one common share at $0.30 per share for two years. The proceeds from each flow-through share is to be spent on Canadian Exploration Expenses ("CEE") - $1,338,624.

(ii) issued 400,000 non-flow-through units in December, 2000 by way of a brokered private placement for gross proceeds of $100,000. Each unit consists of one common share and one warrant entitling the holder to purchase one common share at $0.25 per share for two years.

The broker's commission for these two brokered private placements was 7% of the total number of units sold, being 404,320 common shares. In addition, the broker was issued 537,600 Series A warrants and 40,000 Series B warrants. These warrants are exercisable at $0.30 and $0.25 per share, respectively, for two years.

7. Share Capital (continued)

(iii) issued 400,000 flow-through units in December, 2000, by way of a private placement for gross proceeds of $100,000. Each unit consists of one flow-through share and one warrant entitling the holder to purchase one common share at $0.30 per share for two years. The price of each unit is $0.25, being $0.249 for the flow-through share and $0.001 for the warrant. The proceeds from each flow-through share is to be spent on CEE - $99,600.

Warrants from the above three placements may expire earlier if the Company's closing price is $0.50 per share or more for a 15-day consecutive period during the term. The warrant holders would then have 30 days in which to exercise their warrants and all the unexercised warrants would expire on the 31st day.

As at November 30, 2001, the Company has spent all of the CEE flow-through funds of $1,438,224.

(iv) Issued 1,237,332 non-flow through units in September, 2001 by way of a private placement for gross proceeds of $185,600. Each unit consists of one common share and one warrant entitling the holder to purchase one common share at $0.20 per share during the first year and at $0.30 per year during the second year.

(v) repriced 357,000 share purchase warrants from $1.12 to $0.30 per share, subject to early expiry if the Company's closing price is $0.375 or greater for ten consecutive trading days. These warrants expired unexercised on April 3, 2001.

(d) At November 30, 2001, the following warrants remained unexercised:

Number of Shares	Exercise Price	Expiry Date
42,000	$0.25	February 16, 2002
375,000	$0.25	June 30, 2002
1,100,000	$0.35	August 24, 2002
400,000	$0.30	December 21, 2002
5,913,600	$0.30	December 29, 2002
440,000	$0.25	December 29, 2002
1,237,332	$0.20 (1st year)	September 4, 2002
	$0.30 (2nd year)	September 4, 2003
9,507,932		

8. Stock Option Plan

On April 10, 2001, the Company's Board of Directors ("the Board") approved and adopted a Stock Option Plan ("the Plan"). The Plan was established as a compensation incentive to the directors, officers, employees and consultants to continue their involvement with the Company and to increase their efforts on the Company's behalf. The maximum number of shares reserved for issuance under the Plan is 8,101,035 common shares which amount represents 20% of the issued capital of the Company at the date of Board approval of the Plan, of which 4,457,500 shares are currently reserved for issue for stock options granted prior to the adoption of the Plan by the directors of the Company.

During the year ended November 30, 2001, the Company granted stock options for 1,055,000 shares exercisable at $0.20 to $0.30 per share expiring between January 17, 2006 and July 16, 2006. 280,000 previously granted stock options expired unexercised.

As at November 30, 2001, the following stock options remained outstanding:

Number of Shares	Exercise Price	Expiry Date
15,000	$0.30	November 17, 2002
738,500	$0.30	April 20, 2003
1,685,000	$0.30	March 5, 2004
669,000	$0.25	June 29, 2005
100,000	$0.25	August 8, 2005
100,000	$0.30	September 5, 2005
120,000	$0.25	November 14, 2005
150,000	$0.30	January16, 2006
600,000	$0.30	March 1, 2006
305,000	$0.20	July 16, 2006
4,482,500		

9. Related Party Transactions

During the year, the Company was billed $72,550 ($28,000 of which is included in accounts payable) by one director (2000 – $78,150) for technical and professional services. In 2000, the Company paid $85,140 for administrative and office services to a company 50% owned by the Company (Note 3).

10. Income Taxes

(a) A reconciliation of the statutory tax rate to the effective tax rate for the Company is as follows:

	2001	2000
Statutory income tax rate	(45%)	(46%)
Tax loss not benefited	45%	46%
Effective tax rate	-	-

(b) As at November 30, 2001, the Company has non-capital losses, cumulative exploration, development and depletion expenses and undepreciated capital costs of approximately $1,078,000, $6,034,000 and $590,000, respectively, carried forward for tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2002 to 2008. The cumulative exploration, development and depletion expenses and undepreciated capital costs can be carried forward indefinitely.

(c) Exploration expenditures of $1,438,224 incurred during the year in connection with the issue of 5,776,000 flow-through shares (2000 - $225,000; 900,000 flow-through shares) are not eligible to the Company as a deduction for income tax purposes.

11. Part XII.6 Tax Expense

During the year, the Company incurred a tax expense on the monthly unspent balance of flow-through funds from the December, 2000 private placements. This Part XII.6 tax expense was calculated by multiplying the unspent CEE at the end of each month (starting with February, 2001) by the prescribed interest rate (divided by 12) set by Canada Customs and Revenue Agency. The prescribed interest rate between February 28 and June 30, 2001 was 8% and between July 1 and November 30, 2001 was 7%. All the flow-through funds were spent by November 30, 2001.

12. Legal Proceedings

The LA 26-30 mineral claims containing 12,717 acres and the Easy 1, 2 and 3 claims containing 7,747 acres in the Doyle Lake area, Northwest Territories (Note 4(a), were located on ground occupied by earlier claims filed by a third party. The Company asserted these earlier claims had been located in contravention of the Canada Mining Regulations. The Supervising Mining Recorder appointed under the Canada Mining Regulations made a decision dated May 10, 1996 agreeing with the position taken by the Company and the LA 26-30 and Easy 1, 2 and 3 mineral claims were recorded in the name of the Company subject to an appeal filed by the third party pursuant to Section 84 of the Canada Mining Regulations.

On appeal, the Supervising Mining Recorder's decision was overturned by the Assistant Deputy Minister's ('ADM') decision dated November 20, 1997. The Company filed for judicial review by the Federal Court of the November 20, 1997 decision, and on February 24, 1999, that decision was set aside and the Supervising Mining Recorder's May 10, 1996 decision was restored subject to another ministerial review by a person other than the one who conducted the review which was set aside; such new review to be conducted in accordance with the reasons given by the Federal Court. On March 24, 1999, the Company was served with a Notice of Appeal for the appeal of the Federal Court decision to the Federal Court of Appeal. On September 12, 2000, the Federal Court of Appeal set aside the decision of the ADM of Indian Affairs and Northern Development of November 20, 1997 where the ADM overturned the May 10, 1996 decision of the Supervising Mining Recorder. The Federal Court has remitted the matter to the Minister for a redetermination de novo in accordance with the reasons for judgement at a date to be set.

The LA 26-30 mineral claims are subject to the De Beers Agreement.

13. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the years ended November 30, 2001 and 2000.

The Company's total assets are segmented geographically as follows:

	2001	2000
Canada	$5,001,863	$3,839,923
United States	889,620	889,102
	$5,891,483	$4,729,025

14. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable and prepaids, marketable securities, investment and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

15. Commitments

Subsequent to November 30, 2001, the Company entered into a three year operating lease agreement with respect to its office premises. The minimum payments required under the agreement are:

2002	$26,161
2003	27,802
2004	27,802
2005	4,868
	$86,633

16. Subsequent Events

Subsequent to November 30, 2001, the following occurred:

(a) The Company completed a private placement of 1,555,000 flow through shares at $0.10 per share and 425,000 non-flow-through units at $0.10 per unit for gross proceeds of $155,500 and $42,500, respectively. The proceeds from the 1,555,000 flow through shares are to be spent on Canadian Exploration Expenses. Each non-flow through unit consists of one common share and one common share purchase warrant entitling the holder to purchase one common share during the first year at $0.15 per share and during the second year at $0.20 per share.

(b) 42,000 warrants expired on February 16, 2002 unexercised.

(c) The Company entered into an operating lease agreement (see Note 15).

17. Comparative Figures

Certain 2000 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2001.

GGL DIAMOND CORP.

CORPORATE INFORMATION

Head Office
904-675 West Hastings St.
Vancouver, BC, V6B 1N2
Telephone: (604) 688-0546
Fax: (604) 688-0378
Web site: http://www.ggldiamond.com

Board of Directors
John S. Auston
Nick DeMare
J. Haig deB. Farris
Raymond A. Hrkac
William Meyer
William Wolodarsky

Officers
Raymond A. Hrkac, President
Nick DeMare, Secretary

Registrar and Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC
V6C 3B9

Auditors
Ellis Foster
Chartered Accountants
1650 West 1st Avenue
Vancouver, BC
V6J 1G1

Barristers and Solicitors
Davis & Company
2800 Park Place
666 Burrard Street
Vancouver, BC
V6C 2Z7

Corporate Relations
Susan de Stein
(604) 684-3376
info@gerle.com

Listing information
Canadian Venture Exchange
Tier 2
Symbol: GGL

GGL Diamond Corp. has an exemption under rule 12g3-2(b) of the U.S. Securities and Exchange Act.

Annual General Meeting
The Annual General Meeting of the Company will be held in the Gazebo II meeting room at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, on Friday, May 24, 2002 at 10:30 am.

PROXY SOLICITED BY MANAGEMENT OF THE COMPANY

Type of Meeting: Annual
Name of Company: GGL DIAMOND CORP. (the "Company")
Meeting Date and Time: Friday, May 24, 2002 – 10:30 a.m.
Meeting Location: Gazebo II Room, Pan Pacific Hotel, 999 Canada Place, Vancouver, B.C.
(the "Meeting")

The undersigned member of the Company hereby appoints Raymond A. Hrkac, President, or, failing him, J. Haig deB. Farris, Director, or, in place of both of the foregoing, ______________________ (print name), as proxyholder for and on behalf of the undersigned, to attend, vote and act for and in the name of the undersigned member at the Meeting and at every adjournment thereof. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the Meeting and any adjournment thereof.

UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE THE COMMON SHARES OF THE COMPANY HELD BY THE UNDERSIGNED FOR THE FOLLOWING MATTERS:

	FOR	AGAINST
1. To authorize the Directors to fix the Auditors' remuneration	______	______

	FOR	WITHHOLD
2. To appoint Ellis Foster, Chartered Accountants as the Auditors of the Company	______	______
3. To elect Raymond A. Hrkac as a Director	______	______
4. To elect William Wolodarsky as a Director	______	______
5. To elect Nick DeMare as a Director	______	______
6. To elect J. Haig deB. Farris as a Director	______	______
7. To elect William Meyer as a Director	______	______
8. To elect John S. Auston as a Director	______	______

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR OR AGAINST OR WITHHELD IN RESPECT OF THE MATTERS LISTED IN ACCORDANCE WITH THE CHOICE, IF ANY, INDICATED IN THE SPACE PROVIDED ON ANY POLL THAT MAY BE CALLED FOR. IF NO CHOICE IS INDICATED, THE PROXY WILL BE VOTED FOR SUCH MATTER.

IF ANY AMENDMENTS OR VARIATIONS ARE TO BE VOTED ON, OR ANY FURTHER MATTERS COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREFOR, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED ACCORDING TO THE BEST JUDGMENT OF THE PERSON VOTING THE PROXY. THIS FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND INFORMATION CIRCULAR.

[ ]

The undersigned member hereby revokes any proxy previously given to attend and vote at the Meeting.

Please sign here: ______________________________

Date: ______________________________

This proxy form is not valid unless it is signed and dated. To be valid, this proxy form **DULY EXECUTED AND DATED** must arrive at the offices of the Company's transfer agent, Computershare Trust Company of Canada, by mail or by delivery at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or by fax at (604) 683-3694 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

NOTES:

1. **YOU HAVE THE RIGHT TO APPOINT A PERSON TO REPRESENT YOU AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY. IF YOU WISH TO EXERCISE THIS RIGHT, INSERT THE NAME OF YOUR NOMINEE IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY AND STRIKE OUT THE TWO PRINTED NAMES.**

2. Please date and sign exactly as the shares are registered and return promptly.

3. If the shareholder is a corporation, its name must be completed in the signature section of the proxy and the proxy must be signed by a duly authorized officer or attorney of the corporation and either the corporate seal of the corporation affixed or the title of the duly authorized officer completed.

4. In the case of shares registered in the name of two or more persons (including legal representatives), the vote of the senior who exercises a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint registered holders. For this purpose, seniority is determined by the order in which names stand in the register of members.

5. The directors of the Company have determined by regulation that proxies may be sent to Computershare Trust Company of Canada by mail, delivery or facsimile or any method of transmitting legibly recorded messages so as to arrive before the times specified on page one of this proxy.

6. If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting. Please contact your broker or the Company if you have questions.

GGL DIAMOND CORP.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of GGL Diamond Corp. (hereinafter called the "Company") will be held at the Gazebo II Room, Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, on Friday, the 24th day of May, 2002, at the hour of 10:30 a.m. (local time), for the following purposes:

(a) to receive the report of the Directors;

(b) to receive the consolidated financial statements of the Company for the fiscal year ended November 30, 2001, together with the report of the auditors thereon;

(c) to appoint auditors and to authorize the Directors to fix their remuneration;

(d) to elect Directors; and

(e) to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Annual Report of the Company containing the Directors' Report to the Members and the consolidated financial statements of the Company for the fiscal year ended November 30, 2001, including the auditors' report thereon, accompanies this Notice.

Members who are unable to attend the meeting are requested to read the notes included in the form of Proxy enclosed and then to complete, date, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 9th day of April, 2002.

BY ORDER OF THE BOARD

Raymond A. Hrkac,
President

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

Voting Securities and Principal Holders Thereof

As at the date hereof, the Company has issued and outstanding 43,722,510 fully paid and non-assessable Common shares, each share carrying the right to one vote. **THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.**

Any Member of record at the close of business on April 9, 2002 who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his shares voted at the Meeting.

To the knowledge of the directors and senior officers of the Company, as at April 9, 2002, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	No. of Shares	Percentage
CDS & CO. (1)	32,878,103	75.2%

Note:

(1) Clearing Agency. The Company has no knowledge of the beneficial ownership of these shares.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six directors and it is intended to elect six directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Company Act* of British Columbia.

Pursuant to Section 187 of the *Company Act* of British Columbia, the Company is required to have an Audit Committee. As at the date hereof, the members of the Audit Committee are William Wolodarsky, Nick DeMare and J. Haig deB. Farris. The Company has also appointed a Compensation Committee which as at the date hereof consists of J. Haig deB. Farris, William Meyer and William Wolodarsky. The Company does not have an Executive Committee of its Board of Directors.

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)
RAYMOND HRKAC President and Chief Executive Officer	2001	72,550[(1)]	N/A	N/A	300,000[(2)]	N/A	N/A	N/A
	2000	78,500[(3)]	N/A	N/A	200,000[(4)]	N/A	N/A	N/A
	1999	75,000[(5)]	N/A	N/A	400,000[(6)]	N/A	N/A	N/A

Notes:

(1) This amount was billed to the Company during the financial year ended November 30, 2001. Of this amount, $28,000 remains unpaid and is included in the Company's accounts payable as at November 30, 2001.

(2) This stock option was granted on March 1, 2001. See "Grant of Stock Options" below.

(3) Payable by the Company to Raymond A. Hrkac pursuant to an agreement dated March 17, 1998 which terminated on February 29, 2000, and, by an arrangement not reduced to writing, for the period from March to December, 2000. Of this amount, $66,000 remains unpaid and is included in the Company's accounts payable as at November 30, 2001.

(4) This stock option was granted on June 29, 2000.

(5) This amount was paid by the Company to Raymond A. Hrkac pursuant to agreements dated March 17, 1998, and April 10, 1996.

(6) This stock option, which was granted on March 5, 1999 for 425,000 shares, was voluntarily reduced by 25,000 shares effective February 24, 2000.

Grant of Stock Options

The following table sets forth particulars of stock options granted by the Company to the Chief Executive Officer during the financial year ended November 30, 2001.

Option/SAR Grants During the Financial Year Ended November 30, 2001

Name	Securities Under Options Granted (#)	% of Total Options Granted to employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
RAYMOND A. HRKAC President and Chief Executive Officer	300,000[(1)]	69.77%	$0.30	$0.28[(2)]	March 1, 2006

Notes:

(1) This stock option was granted on March 1, 2001 under the Company's Stock Option Plan.

(2) The closing price of the Company's Common shares on the Canadian Venture Exchange on March 1, 2001, being the date of grant of the stock option.

Company. Under the Service Agreement, Mr. Hrkac is to be paid a monthly fee of $10,000 on the basis that he will receive a minimum payment of $4,000 per month with the balance being paid provided that the Company's working capital on hand at the end of the month is at least $400,000. Geological services that qualify as Canadian exploration expense will be paid at a per diem rate of $400. The combined minimum monthly payment and the payments made on a per diem basis shall not, in the aggregate, exceed $10,000 per month. Any deficiency will be treated as a debt owing by the Company to Mr. Hrkac payable from time to time as long as those payments do not reduce working capital of the Company to less than $400,000. In addition, under the Service Agreement, the Company and Mr. Hrkac acknowledged that Mr. Hrkac is owed $66,000 for back pay from the period March to December, 2000 which the Company has agreed to pay as soon as it has working capital on hand in excess of $400,000. The Service Agreement is subject to acceptance for filing by the Canadian Venture Exchange Inc. Mr. Hrkac billed the Company $72,550 for his services during the financial year ended November 30, 2001. The back pay of $66,000 and $28,000 of the $72,550 billed to the Company in 2001 are included in the Company's account payables as at November 30, 2001.

The criteria used to determine the amount payable to the Chief Executive Officer of the Company was based on industry standards and the Company's financial circumstances and was accepted by the Board of Directors based on recommendations of the Compensation Committee.

Compensation of Directors

The Company agreed to pay the sum of $30,000 to Chillchur Management Ltd. for the services of Mr. J. Haig deB Farris during the financial year ended November 30, 2000, once the Company has working capital on hand in excess of $1,000,000. This amount remains unpaid and is not included in the Company's accounts payable as at November 30, 2001 because the Company cannot determine at this time when it will have working capital in excess of $1,000,000. Chillchur Management Ltd. is wholly owned by Mr. J. Haig deB. Farris, a director of the Company and he provided various services to the Company in relation to corporate finance and strategic planning matters during the financial year ended November 30, 2000.

Other than as set forth above, the Company has no pension plan or arrangement for cash compensation or non-cash compensation to directors of the Company, other than the Chief Executive Officer (the "Other Directors"), except stock options. The following table sets forth particulars of stock options granted by the Company to the Other Directors during the financial year ended November 30, 2001:

Name of Director	Date of Grant(1)	Number of Shares	Exercise Price	Expiry Date
WILLIAM WOLODARSKY	Jan. 16, 2001	25,000	$0.30	Jan. 16, 2006
J. HAIG DEB. FARRIS	Jan. 16, 2001	25,000	$0.30	Jan. 16, 2006
NICK DEMARE	Jan. 16, 2001	25,000	$0.30	Jan. 16, 2006
WILLIAM MEYER	Jan. 16, 2001	25,000	$0.30	Jan. 16, 2006
JOHN S. AUSTON	March 1, 2001	200,000	$0.30	March 1, 2006
NICK DEMARE	July 16, 2001	25,000	$0.20	July 16, 2006

Note:

(1) These stock options were granted under the Company's Stock Option Plan and the exercise price is not lower than the closing price of the Company's shares at the time of grant less discounts permitted by the Canadian Venture Exchange Inc. The terms of the Stock Option Plan provide that the options will terminate 90 days after the optionee ceases to be a director of the Company, except by reason of his death, in which case his personal representative may exercise the options within one year following the date of death or the expiry date, whichever occurs first.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since

OTHER BUSINESS

Management of the Company knows of no matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

DATED at Vancouver, British Columbia, this 9th day of April, 2002.

BY ORDER OF THE BOARD

Raymond A. Hrkac,
President

Schedule B – Supplementary Information

GGL Diamond Corp.
(formerly Gerle Gold Ltd.)
Quarterly Report For The Twelve Months Ended November 30, 2001

1. **Analysis of expenses and deferred costs:**

   For General and administrative expenses incurred during the period see Consolidated Statement of Operations and Deficit for November 30, 2001.

   For Deferred exploration costs incurred during the period see note 4 Mineral Properties and Deferred Exploration Costs attached to the consolidated financial statements for November 30, 2001.

2. **Related party transactions:**

   Please see note 9 Related party transactions attached to the consolidated financial statements for November 30, 2001.

3. **Summary of securities issued and options granted during the period:**

   (a) Securities issued during the period:

Issue Date	Type	Type of Issue	Number	Price	Total Proceeds	Consideration	Commission
Dec. 21, 2000	Common Shares	Private Placement (flow-through units)	400,000)	$0.25	$100,000	Cash	-
	Warrants		400,000)				
Dec. 29, 2000	Common Shares	Brokered Private Placement(units)	400,000)	$0.249)	$100,000	Cash	See Dec. 29, 2000**
	Warrants		400,000)	$0.001)			
Dec. 29, 2000	Common Shares	Brokered Private Placement (flow-through units)	5,376,000)	$0.249)	$1,344,000	Cash	See Dec. 29, 2000**
		Warrants	5,376,000)	$0.001)			
Dec. 29, 2000**	Common shares	Commission for both brokered private placements	404,320	$0.25	$101,080	NIL - Deemed Price	
	Warrants – Series A	Commission for brokered private placement (flow-through)	537,600	NIL	NIL	NIL	
	Warrants – Series B	Commission for brokered private placement	40,000	NIL	NIL	NIL	
Feb. 12, 2001	Common Shares	Exercise of warrant	50,000	$0.20	$10,000	Cash	-
Feb. 13, 2001	Common Shares	Exercise of warrant	15,000	$0.20	$ 3,000	Cash	-
Feb. 14, 2001	Common Shares	Exercise of warrant	142,500	$0.20	$28,500	Cash	-
Feb. 15, 2001	Common Shares	Exercise of warrant	33,333	$0.20	$6,666.60	Cash	-
Sept. 4, 2001	Common Shares	Private Placement	1,237,332	$0.15	$185,599.80	Cash	-

GGL Diamond Corp.
(formerly Gerle Gold Ltd.)
Quarterly Report For The Twelve Months Ended November 30, 2001

4. **As at the end of the period:**
   (c) **Summary of options outstanding as at November 30, 2001:**

Security	Number	Exercise Price	Expiry Date
Options	15,000	$0.30	Nov. 17, 2002
Options	738,500	$0.30	Apr. 20, 2003
Options	1,685,000	$0.30	Mar. 5, 2004
Options	669,000	$0.25	June 29, 2005
Options	100,000	$0.25	Aug. 8, 2005
Options	100,000	$0.30	Sept. 5, 2005
Options	120,000	$0.25	Nov. 14, 2005
Options	150,000	$0.30	Jan. 16, 2006
Options	600,000	$0.30	March 1, 2006
Options	305,000	$0.20	July 16, 2006
TOTAL	**4,482,500**		

(c)**Summary of warrants outstanding as at November 30, 2001:**

Security	Number	Exercise Price	Expiry Date
Warrants	42,000	$0.25	February 16, 2002
Warrants	375,000	$0.25	June 30, 2002
Warrants	1,100,000	$0.35	August 24, 2002
Warrants	400,000	$0.30	December 21, 2002
Warrants	5,913,600	$0.30	December 29, 2002
Warrants	440,000	$0.25	December 29, 2002
Warrants	1,237,332	$0.20 - $0.30	September 4, 2003
TOTAL	**9,507,932**		

During the period, 817,000 warrants expired unexercised. Subsequent to year end, 42,000 warrants expired unexercised on February 16, 2002.

On April 10, 2001, the board of directors approved a 2001 Stock option plan and a Shareholders' Rights Plan. Both of these plans were approved at the Company's Annual and Extraordinary General Meeting held May 25, 2001

(d) There are no escrowed or pooled shares.

5. **Directors:** Raymond A. Hrkac
   Nick DeMare
   W. Wolodarsky
   William Meyer
   J. Haig Farris
   John S. Auston as of March 1, 2001

Senior Officers: Raymond A. Hrkac, President
Nick DeMare, Corporate Secretary as of April 10, 2001

GGL Diamond Corp.
(formerly Gerle Gold Ltd.)
Quarterly Report For The Twelve Months Ended November 30, 2001

Doyle Lake LA 1-25 Mineral Claims

This property adjoins the Mountain Province Claims. De Beers Canada Exploration Inc. (formerly Monopros Limited) ("De Beers") has earned a 60% interest in the claims and is project operator (the Company has a 40% carried interest). To November 30, 2001 De Beers has spent $6,443,016 ($6,076,896 to November 30, 2000).

During May and June, 2001 De Beers completed a program of nine vertical drill holes over an area of approximately 4 X 1.5 km. The drilling was designed to test ground penetrating radar targets in the area of the head of the 40 km long Ken (Carl) Hicks indicator mineral train. The drilling did not locate the kimberlite or kimberlites responsible for this strong train and additional exploration will be required to locate the source. DeBeers took 136 heavy mineral samples in August/September of the year 2001, for which results are as yet not available.

Legal Proceedings: Doyle Lake LA 26-30, Easy 1-3 claims, Section 84 Judicial Review

The LA 26-30 mineral claims containing 12,717 acres and the Easy 1, 2 and 3 claims containing 7,747 acres in the Doyle Lake area, Northwest Territories, were located on ground occupied by earlier claims filed by a third party. The Company asserted these earlier claims had been located in contravention of the Canada Mining Regulations. The Supervising Mining Recorder appointed under the Canada Mining Regulations made a decision dated May 10, 1996 agreeing with the position taken by the Company and the LA 26-30 and Easy 1, 2 and 3 mineral claims were recorded in the name of the Company subject to an appeal filed by the third party pursuant to Section 84 of the Canada Mining Regulations.

On appeal, the Supervising Mining Recorder's decision was overturned by the Assistant Deputy Minister's ('ADM') decision dated November 20, 1997. The Company filed for judicial review by the Federal Court of the November 20, 1997 decision, and on February 24, 1999, that decision was set aside and the Supervising Mining Recorder's May 10, 1996 decision was restored subject to another ministerial review by a person other than the one who conducted the review which was set aside; such new review to be conducted in accordance with the reasons given by the Federal Court. On March 24, 1999, the Company was served with a Notice of Appeal for the appeal of the Federal Court decision to the Federal Court of Appeal. On September 12, 2000, the Federal Court of Appeal set aside the decision of the ADM of Indian Affairs and Northern Development of November 20, 1997 where the ADM overturned the May 10, 1996 decision of the Supervising Mining Recorder. The Federal Court of Appeal remitted the matter to the Minister or his delegate other than the one who conducted the review which was set aside for "redetermination de novo in accordance with the reasons for judgement of this Court". The Company has been advised that the Minister has appointed a tribunal to do so, however it is now eighteen months (one and half years) since the court remitted the matter to the Minister and the entire process, since 1995, surpasses the time taken to fight and win the Second World War.

The LA 26-30 claims are subject to the De Beers Agreement.

GGL Diamond Corp.
(formerly Gerle Gold Ltd.)
Quarterly Report For The Twelve Months November 30, 2001

Related Party Transactions, continued

For the twelve months ended November 30, 2000, the Company was billed $85,140 for administrative and office service provided by a company which was 50% owned by the Company. The related company was dissolved December 4, 2001 and no services had been provided by that company since November 30, 2000. The administrative and office services are recorded as part of Office services and expenses on the Consolidated Statement of Operations and Deficit.

Commitments

Subsequent to November 30, 2001, the Company entered into an operating lease agreement with respect to its office premises. Minimum payments of $26,161 in 2002 and $27,802 in 2003, $27,802 in 2004 and $4,868 in 2005 are required under the agreement.

Financial Condition and Liquidity

The Company had a working deficit at November 30, 2001 of $24,572 compared with working capital of $58,988 as at November 30, 2000. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital. Most of these funds were spent on Canadian Exploration Expenses as per the private placement agreements completed in December, 2000.

As at November 30, 2001 the Company had $83,924 long term debt (mortgage loan) outstanding.

For the period ended November 30, 2001, the Company experienced a negative cash flow of $255,125 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as consulting fees, shareholder meetings and reports and licences, taxes, insurance and fees. (See Exploration and General and Administrative Expenditures for further information.)

During the period ended November 30, 2001, the Company completed two brokered and two non-brokered private placements. Subsequent to November 30, 2001, the Company completed a private placement of $198,000. See Note 7 – Share Capital in the consolidated financial statements for November 30, 2001 and Note 6 – Subsequent events.

The Company's cash position as at November 30, 2001 was $132,459. The decrease in cash position compared to November 30, 2000 was due principally to the increase in administration costs and exploration costs for the period ended November 30, 2001.

As at November 30, 2001, the Company has spent all of the $1,438,224 raised for Canadian Exploration Expenses.

Investor Relations Arrangements

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. Corporate relations are handled by Susan de Stein, who answers investor and shareholder inquiries and other communications activities. The amount billed by Ms. de Stein's company for the period ended November 30, 2001 was $5,745 which includes the reimbursement of expenses incurred. The Company updates its web site (www.ggldiamond.com) on a continuous basis.

GGL DIAMOND CORP.

ANNUAL INFORMATION FORM

2001

Dated April 23, 2002

GGL DIAMOND CORP.
ANNUAL INFORMATION FORM

TABLE OF CONTENTS

PRELIMINARY NOTES

Incorporated by reference into this Annual Information Form ("AIF") are the audited consolidated financial statements of GGL Diamond Corp. for the financial years ended November 30, 2001 and 2000, a copy of which is attached to this AIF as Schedule "A". All financial information in this AIF is prepared in accordance with generally accepted accounting principles in Canada.

All information in this AIF is as of November 30, 2001 unless otherwise indicated.

ITEM 2: CORPORATE STRUCTURE

2.1 Name and Incorporation

GGL Diamond Corp. (the "Company") was incorporated on May 25, 1981 under the name "No. 51 Dynamic Endeavours Inc." pursuant to the *Company Act* (British Columbia) and subsequently changed its name to "Gerle Gold Ltd." and adopted an Altered Memorandum effective June 12, 1981. On June 13, 2000 it changed its name to "GGL Diamond Corp." and adopted an Altered Memorandum. The Company was registered in the Northwest Territories on September 2, 1992.

2.2 Intercorporate Relationships

The Company has one active subsidiary, Gerle Gold (U.S.) Inc. ("Gerle U.S."), which was incorporated under the laws of the State of Nevada on January 17, 1984, and which is wholly owned.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

Summary of the Company's Activities

The Company is a mineral exploration company and has been engaged in the acquisition, exploration and development of mineral properties in North America since 1981. For most of the 1980s, the Company was engaged in a variety of exploration projects in locations in North America, representing primarily gold and porphyry copper-gold prospects. In 1992, the Company began diamond exploration on the Slave Craton in the Northwest Territories, an effort that has become the Company's primary exploration focus. The Company's properties are currently in the exploration stage. The main focus of the Company's current activities is the CH Project Area, in particular the Seahorse, Courageous and Mackay Lake properties, located 25, 50 and 75 kilometres respectively south- westerly of the Ekati Diamond Mine. Other properties in the CH Project Area are in a less advanced stage of exploration and include the G1, 2, and 3; Starfish; Winter Lake North and Winter Lake South claim groups. See Item 4.3, "Mineral Projects" below.

3.1 Three Year History

2001

During 2001, the Company was active in the exploration for diamonds on the Slave Craton of the Northwest Territories, Canada.

A total of 5,090.7 line kilometres, at 50 metre spacing, of helicopter geophysical magnetic and EM surveys were completed by Fugro Airborne Surveys Corp. over portions of the Seahorse, Courageous and Mackay lake claim areas; all part of the CH Project claims south and west of Lac de Gras. Six diamond drill holes, a total of 1,153 metres, were drilled between March and September, to test one target at Seahorse, four targets at Courageous and one at Mackay. This drilling did not locate the source of the kimberlite indicator minerals in these areas.

During July and September, 368 heavy mineral samples were collected for kimberlite indicators based on results from previous sampling. These samples were taken at Mackay, Courageous, Seahorse, Starfish and Winter Lake North claim areas. After analysis, samples from all five areas were found to contain kimberlite indicator minerals.

On the AJ claim, 150 km northwest of Yellowknife, and part of the Fishback Project Area, one drill hole 292.6 metres in length was drilled to test a magnetic anomaly; a basic dyke was intersected.

At the Doyle Lake Project area, De Beers the project operator (the Company has a 40% carried interest) completed a program of nine vertical drill holes to test ground penetrating radar targets within a strong kimberlite indicator mineral train, without success. De Beers continued exploration by collecting 136 indicator mineral samples in August/September 2001. In regards to the LA 26-30 claims, part of the Doyle Lake Project and subject to the De Beers Agreement, it is now eighteen months since the Federal Court of Appeal remitted the matter to the Minister for "redetermination de novo in accordance with the reasons for judgement of this Court". (see page 16, Legal Proceedings)

During 2001, the Company issued 8,058,485 common shares by way of private placement and exercise of warrants for gross proceeds of $1,777,767. Of these common shares, 404,320 were issued as broker's commission.

During 2001, the Company acquired by staking 19 claims, 39,617.4 acres, in the CH Project Area.

The Board of Directors of the Company approved the adoption of a shareholder rights plan ("Rights Plan") and the shareholder rights plan agreement (the "Rights Agreement") dated April 10, 2001 between the Company and Computershare Trust Company of Canada. The Rights Plan became effective upon the Company entering into the Rights Agreement on April 10, 2001 and it was approved by a majority of the votes cast by the independent shareholders of the Company at the annual and extraordinary general meeting of the Company held on May 25, 2001. At that meeting, the authorized capital of the Company was increased to 250,000,000 common shares.

2000

During 2000, the Company began to utilize its extensive computerized data set to select areas within the Slave Craton of the Northwest Territories for land acquisition and diamond exploration. New staking this year when combined with existing claims brought the 100% ownership position of the Company to over 350,000 acres.

During the field season from July through October 2000, the Company collected 746 indicator mineral samples within the south and central portions of the Slave Craton, the majority of which were collected from the recently staked claims of the CH Project area. The results of the sampling on the CH claims contained a high proportion of kimberlitic indicators including G-9 and G-10 garnets, and the morphology of many of the grains suggested that they were from local sources.

In addition to the sampling, ground geophysical surveys were completed over local areas within the Mackay, Courageous and Seahorse claims of the CH Project Area and on the AJ claim of the Fishback Project area.

At the Doyle Lake Project, De Beers Canada Exploration Inc. ("De Beers"), 60% owner and operator of the Project, conducted geophysical ground surveys, collected 309 surficial sediment samples, and drilled three geophysical targets, no kimberlite was found.

During 2000, the Company also:

(a) acquired a 100% interest in 57 claims formerly included in Slave Diamond Syndicate as a result of three members of the syndicate forfeiting their interest (totaling 60%) in the syndicate's claims leaving the Company with a 100% interest. These claims contain approximately 72,212 acres, in the Fishback Lake and Dessert Lake areas, to the northwest and southwest of Yellowknife. Eight additional Fishback claims were staked in 2000;

(b) acquired a 100% interest by staking of the 86 CH claims containing 206,292.23 acres, in the central portion of the Slave Craton south and west of Lac de Gras; and

(c) acquired by staking of three Hill claims containing 4,712.65 acres in the Hilltop area located south of the Snap Lake Kimberlite.

During 2000, the Company issued 7,164,667 common shares by way of private placements and exercise of warrants and stock options to raise gross proceeds of $1,465,150.

On June 13, 2000, the Company changed its name from Gerle Gold Ltd., to GGL Diamond Corp. and adopted an Altered Memorandum. The Company also increased its authorized capital from 50,000,000 to 100,000,000 common shares.

1999

During the first half of 1999, the Company continued to carry out exploration on the Doyle Lake Project under the direction of Monopros Limited (now De Beers Canada Exploration Inc.). From early February to Late March 823 lake sediment samples were collected from ten lakes within the LA 1-25 mineral claims. From April to May six targets were drilled without intersecting kimberlite. In June 1999, Monopros assumed operatorship of the Doyle Lake Project and continued exploration by collecting 342 heavy mineral indicator samples.

In 1999, the Company acquired a 100% interest (the Murray Project) by staking nine claims containing 15,449.15 acres, 140 km north-northwest of Yellowknife.

During 1999, the Company issued 1,000,000 common shares by way of private placements and exercise of warrants and stock options to raise gross proceeds of $255,500.

3.2 Significant Acquisitions and Significant Dispositions

During the financial years ended November 30, 2001 and 2000, the Company had no significant acquisitions.

In the financial year ended November 30, 2000, the Company owned 50% of the issued capital of Exaton Service Corporation ("Exaton"), a private company that provided office space and office services to the Company and others. Exaton was dissolved on December 4, 2001. The investment and advances to Exaton were written off in the year ended November 30, 2000.

3.3 Trends

The Company is in the business of acquiring and exploring mineral resource properties. The Company's financial success is dependent upon the discovery of properties which could be economically viable to develop. Such development could take years to complete and the resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control, such as the market value of the products produced. See item 6.1 "General" for particulars of events identified by management which could reasonably be expected to have a material effect on the Company's business, financial condition or results of operations.

Other than as disclosed herein, the Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect on the Company's sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 General

The Company is in the business of acquiring and exploring mineral resource properties, which business is effected by competitive conditions. The economics of developing mineral properties are effected by many factors, including the cost of operations, variations of grade of ore discovered, fluctuations in mineral markets, goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting goods and services and environmental regulations. Depending on the price of minerals discovered and potentially mined, the Company may determine it is neither profitable nor competitive to acquire or develop properties, or commence or continue commercial production. Diamond exploration and development is unique in the mining industry in that diamonds are substantially more difficult and expensive to find and develop than other commodities. The valuation of rough diamonds requires specialized experience and knowledge and the distribution and sale is limited to established diamond houses and brand names for either the diamonds or jewellery retail outlets. See 6.1 "General" for particulars of events identified by management which could reasonably be expected to have a material effect on the Company's business, financial condition or results of operations.

Expenditure on Exploration and Development

The Company's properties are in the exploration stage. For the year ended November 30, 2001, the Company spent $1,536,490 in exploration expenditures on resource properties. Of this amount $109,342 was spent on the Diamond Ventures, $75,949 was spent on the Doyle Lake Area Properties, $108,926 was spent on Fishback and Dessert Lake properties, $17,216 was spent on the Murray, $1,152 was spent on the Hilltop, $1,207,602 was spent on the CH claims, $1,152 was spent on Regional NWT, $518 was spent on Happy Creek Gold/Silver Property and $14,297 was spent on the McConnell Creek and general exploration.

For the year ended November 30, 2000, the Company spent $937,691 in exploration expenditures on resource properties. Of this amount, $301,829 was spent on the Diamond Ventures, $69,856 was spent on the Doyle Lake Area Properties, $43,579 was spent on Fishback and Dessert Lake properties (previously, Slave Diamond Syndicate Properties), $37,873 was spent on the Murray, $7,070 was spent on the Hilltop, $385,829 was spent on the CH claims, $40,792 was spent on Regional NWT, $12,368 was spent on the Happy Creek Gold/Silver Property and $38,495 was spent on general exploration.

Competitive Conditions

The Company competes with other mining companies for the acquisition of mineral claims and other mining interests as well as for the recruitment and retention of qualified employees and contractors. There is significant and increasing competition for a limited number of gold and other resource acquisition opportunities and as a result, the Company may be unable to acquire attractive mining properties on terms it considers acceptable. The Company competes with many other companies that have substantially greater financial resources than the Company.

Environmental Protection Requirements

The Company conducts exploration and development activities in the Northwest Territories, Nevada and British Columbia. Such activities are subject to various laws, rules and regulations governing the protection of the environment. The Company has adopted an environmental policy designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it. All of the Company's activities are in compliance in all material respects with applicable environmental legislation. The Company is engaged in exploration with nil to minimal environmental impact.

Employees

The total number of employees (including dependent contractors) of the Company as at the date hereof is two. The Company also engages independent contractors and consultants from time to time to supply work on specific properties and for administrative and accounting services as required.

General

There has been no bankruptcy, receivership or similar proceedings against the Company or its subsidiary, or any voluntary bankruptcy, receivership or similar proceedings by the Company or its subsidiary within the three years ended November 30, 2001. In addition, there has been no material reorganization of the Company or its subsidiary within the three years ended November 30, 2001.

4.2 Asset – Backed Securities

Not applicable.

4.3 Mineral Projects

A. Principal Property: CH Project Area, NWT

The Company has retained T. E. Lisle, P. Eng. of B.C., to prepare a report dated April 15, 2002 of the work completed on the **Courageous, Mackay** and **Seahorse** Properties (located in the CH Project area, NWT) together with recommendations. The following information in respect of the aforementioned Properties has been derived from; (i) the Report; and (ii) internal reports and documents prepared by the Company with respect to the results of its 2000 and 2001 exploration programs. The Report is being filed with the British Columbia and Alberta Securities Commissions with this AIF and is available on the SEDAR website (www.sedar.com).

Property Description and Location

The Courageous property contains 45,064.63 acres and consists of the CH 10 to 27 mineral claims, it is located 246 kilometres northeast of Yellowknife, NWT, and six kilometres southwest of the southernmost lobe of Lac de Gras. The Mackay property contains 8,587.7 acres and consists of the CAQ 15 to 18 mineral claims, it is located 16 kilometres southwest of the Courageous property and is on the north shore of the westerly end of Mackay Lake. The Seahorse property contains 61,980 acres and consists of the CH 2 to 9, CH 53 and the CH 70 to 86 mineral claims, it is located nine kilometres north of the Courageous property and five kilometres southwest of the southwest end of Lac de Gras. The particulars of the claims are as follows:

CLAIM NAME	TAG NO.	CURRENT EXPIRY DATE
Courageous		
CH 10*	F68821	April 6, 2002
CH 11*	F68822	April 6, 2002
CH 12*	F68823	April 6, 2002
CH 13*	F68824	April 6, 2002
CH 14*	F68825	April 6, 2002
CH 15*	F68826	April 6, 2002
CH 16*	F68827	April 6, 2002
CH 17*	F68828	April 6, 2002
CH 18*	F68829	April 6, 2002
CH 19*	F68830	April 6, 2002
CH 20*	F68831	April 6, 2002
CH 21*	F68832	April 6, 2002
CH 22*	F68833	April 6, 2002
CH 23*	F68834	April 6, 2002
CH 24*	F68835	April 6, 2002
CH 25*	F68836	April 6, 2002
CH 26*	F68837	April 6, 2002
CH 27*	F68838	April 6, 2002
Mackay		
CAQ15*	F71318	April 4, 2003
CAQ16*	F71319	April 4, 2003
CAQ17*	F71320	April 4, 2003
CAQ18*	F71321	April 4, 2003
Seahorse		
CH2*	F68813	April 6, 2002

CLAIM NAME	TAG NO.	CURRENT EXPIRY DATE
CH3*	F68814	April 6, 2002
CH4*	F68815	April 6, 2002
CH5*	F68816	April 6, 2002
CH6*	F68817	April 6, 2002
CH7*	F68818	April 6, 2002
CH8*	F68819	April 6, 2002
CH9*	F68820	April 6, 2002
CH53*	F67477	August 2, 2002
CH70	F70217	September 7, 2002
CH71	F70218	September 7, 2002
CH72*	F70219	September 7, 2002
CH73*	F70220	September 7, 2002
CH74*	F70221	September 7, 2002
CH75*	F70222	September 7, 2002
CH76	F70223	September 7, 2002
CH 77	F70224	September 7, 2002
CH 78*	F70225	September 7, 2002
CH 79*	F70226	September 7, 2002
CH 80*	F70227	September 7, 2002
CH 81*	F70228	September 7, 2002
CH 82	F70229	September 7, 2002
CH 83	F70230	September 7, 2002
CH 84	F70231	September 7, 2002
CH 85	F70232	September 7, 2002
CH 86	F70233	September 7, 2002

* Assessment work being filed to advance expiry date.

GGL Diamond Corp. owns a 100% interest in the mineral claims that comprise the Courageous, Mackay and Seahorse properties. The claims are filed at the Mining Recorders Office in Yellowknife and are held under the Canada Mining Regulations administered by Indian and Northern Affairs, Canada. To maintain claims in good standing, titleholders are required to perform annual exploration work on the claims equal to $2.00/acre. The work is carried out under Land Use Permits and surface rights are regulated under the Canada Mining Regulations. The Company is registered in the NWT and maintains a licence to stake, hold and work mineral claims.

There are no royalties, overrides, back-in rights, payments or other agreements or encumbrances to which the above properties are subject.

All environmental liabilities are governed by the Land Use Permits and all work is subject to inspections, the Company is aware of and complies with all the environmental obligations.

There are no known kimberlite bodies, mineral resources or reserves, mine workings, tailing ponds, waste deposits, important natural features nor improvements on the properties.

Land Use Permits must be acquired to conduct the work proposed for the properties, permits have been obtained for the Courageous and Seahorse properties and applied for the Mackay property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the properties is by fixed wing or helicopter from Yellowknife, the nearest population centre approximately 250 kilometres to the southwest. The area experiences severe winter conditions, lakes are frozen from mid-October to June, much of the field work takes place in the snow free period from July to early October, although geophysical surveys both ground and airborne and drilling are often also completed during the winter and early spring.

The completion and operation of the Ekati Diamond Mine, in an area comparable in all respects to the area of the properties, demonstrates that all the requirements for diamond mining can be met. The properties cover undulating glaciated terrain north of the tree line with elevations commonly between 400 and 500 metres above sea level. The terrain is marked by tundra grasses, low brush in the drainage areas and rarely small scrubby spruce. Lakes and peat bogs are common, drainage is poorly developed and glacial features mark the landscape.

History

The properties were staked by the Company in the years 2000 and 2001. The prior history of the properties were compiled from assessment reports filed in the NWT.

Courageous

In 1991 Monopros collected 145 till samples, completed a Geoterrex airborne geophysical survey at 250 m line spacing, the CH 15 claim was covered in this work. In 1992, Winspear Ltd. collected 55 till samples, carried out a Dighem Airborne survey at 200 m line spacing, completed a limited ground survey, and drilled three holes on the southern section of the Courageous property. Between 1991 and 1996 the CH 10-14 claim area was included in both a Kennecott program and a Monopros program that included 51 till samples and a Geoterrex airborne geophysical survey at 250 m line spacing and a Dighem survey at 150 m line spacing.

Mackay

In 1992 Geomaque and Kennecott collected 6 till samples and flew a high level airborne Geoterrex survey at 200 m line spacing.

Seahorse

Between 1991 and 1996, the claim area was included in a large area explored by Kennecott and Monopros. The work included 250 m line spaced Geoterrex airborne geophysical surveys, 150 m line spacing Dighem airborne surveys and till sampling.

Geological Setting

The world's producing kimberlite diamond mines are limited to ancient terrain which represent stable pre-Cambrian cratons (very old immobile portions of the earth's crust) with ages in excess of 2.5 billion years. The Slave Province has been known for some time to be a classic cratonic block. Now after the discovery of approximately 300 kimberlite pipes and a producing diamond mine, the Slave Craton is recognized as a classic diamond-bearing kimberlite craton similar to the cratons of Africa and Russia.

The properties under discussion lie within the central portion of the Slave Craton which is some 400 by 600 kilometres in size. The area of the claims is underlain by an assemblage of Archean intrusive rocks, and by metasedimentary and metavolcanic rocks of the Yellowknife Supergroup. All of the older rocks are intruded by swarms of diabase dykes, and cut by both regional and local faults and fractures; in some cases these structures appear to control the emplacement of kimberlites. Much of the bedrock in the claim areas is covered by glacial deposits of till up to 10 metres thick.

Exploration

Work Program	**Mackay**	**Courageous**	**Seahorse**
Till Samples (Includes Regional samples at Mackay)	109/76*	356	238
Soil Samples Analyzed	27	336	229
Ground Magnetic and Bathymetric surveys	1	4	9
Airborne Magnetic/Electromagnetic surveys Km	272.40	1220.40	3597.90
Drill Holes Number/metres	1/327	4/674.81	1/151.18

Work Program	Mackay	Courageous	Seahorse
Seismic Survey	None	None	1
Anomaly Ground and Air checks	6	42	106

*109 samples of which 76 samples are pertinent to the Mackay property.

Survey Results (see section 8. Sampling and Analysis below)

At the Courageous property, 356 till samples were taken and processed resulting in 523 kimberlite indicator minerals (KIM) consisting of 469 garnets, 44 chrome diopsides, 2 spinels and 8 olivines.

At the Mackay property, 46 till and beach samples were taken from the claims and 30 regional samples taken down ice of the claims. The 76 samples yielded 207 KIM consisting of 175 garnets, 16 chrome diopsides, 6 spinels and 10 olivines.

At the Seahorse property, 238 till samples were taken and processed resulting in 381 KIM consisting of 326 garnets, 1 ilmenite, 36 chrome diopsides, 5 spinels and 13 olivines.

Garnets are the most widely used and definitive KIM, the chemical composition of G-9 and G-10 pyrope garnet defines them as kimberlitic and the G-10 can only be produced at the same temperature and pressure that produce diamonds. When these are found and no known source exists to explain them they become a powerful exploration tool, when they occur in a distinct linear trend, called a train, the location of the source kimberlite can often be localized. Morphology, the shape and surface texture of the KIM grains, can be used to estimate the distance from the source kimberlite, but only in a general sense.

Soil samples are not in common use for kimberlite exploration but have been used by the Geological Survey of Canada. Soil samples were taken at till sample locations on each of the three properties. A few positive soil sample results were obtained at the Courageous and Seahorse properties and these areas are being considered for additional sampling.

A detailed, 50 metre line spacing, airborne helicopter geophysical magnetic and EM survey was flown by Fugro Airborne Surveys Corp. (Fugro). The airborne surveys were targeted on areas of each of the three properties where preliminary till sample and background data had shown encouraging results. Kimberlites commonly, but not always, have a magnetic and or electromagnetic signature that may be distinct or vague. Airborne surveys of this type in the geological setting of the Slave Craton produce a large number of anomalies, which for the most part are not related to kimberlites. Fugro provides their clients with interpretive data to aid in the selection process. Selected anomalies are examined in the field, those that have bedrock exposure can be quickly evaluated, while those that lie in lakes, swamps, or covered by till remain potential targets for kimberlites.

Interpretation

<u>Courageous</u>

Intrusive rocks that are reasonably well outlined by magnetic surveys underlie the eastern section of the property. The western section of the property, is underlain by a metamorphic assemblage of metagreywacke and argillite, intruded by diabase dykes. Some of the argillaceous horizons are graphitic, and some contain pyrrhotite and pyrite. Both of these factors contribute to a large number of geophysical anomalies in the area adding complexity to the data set. At least two geophysical targets, supported by KIM in the area, are ready for ground geophysical surveys, while interpretation of the airborne data continues.

An analyses of sample data including type, chemistry, grain morphology and surficial geology indicates that there are six areas with indicator mineral counts that require better definition. Included in these is a indicator mineral train in the CH 17-18 claim area that may be sufficiently defined for target selection, as is an area at CH 23-24 mineral claims. There are also a number of other areas in the claims that the current sample pattern does not adequately test and additional sampling will be required.

Mackay

Granitic rocks underlie most of the land portion of the property, with local evidence of metamorphic rocks. The geophysical survey shows a number of magnetic and or electromagnetic anomalies, in lakes or swamps, that may be significant and should be defined by ground geophysics.

KIM from beach and till samples are clustered around a bay in Mackay Lake. At certain times of the year the beach is coated with heavy minerals including KIM, the source of these may be in the till adjacent to the beach, or from a source in the bay or the lake itself. Several consultants have examined the data and consider it most likely that the source is local. A program of ground geophysics and additional sampling should aid in the interpretation.

Seahorse

The western part of the property is underlain by granitic, metavolcanic, and metasedimentary rocks, and the eastern part by metasedimentary rocks. From the geophysical survey, seven high priority targets and six medium priority targets have been located. These targets are being considered for ground geophysics and/or drilling.

A KIM train extending from the west boundary of the claims through the central claim area may be coming from several sources. The area of interest is marked by a G-10 ratio cut off, coarse garnet cut off, kelyphytic rim cut off, chrome diopside and magmatic texture cut off, and contains one high priority and two medium priority geophysical targets. In the northwest corner of the property a poorly defined train appears to end near a medium priority geophysical target. There are other areas within the property including linear trends that because of sample density do not have the same significance as the above. With further work, these zones could develop into important targets.

The airborne geophysical survey was carried out by Fugro one of the world's largest geophysical companies. Whytecliff Geophysics Ltd. of Vancouver, B.C. carried out an experimental seismic survey over a lake on the Seahorse CH 2 mineral claim. Ground geophysical surveys were conducted by the Company by M. McClelland, B Sc. under the direction of C. Hrkac, B Sc.

Till and soil samples were collected by and under the supervision of consultants Dr. F. Kaminsky, P. Geol., J Knight , P. Geol. and T. E. Lisle, P. Eng.

Laboratories involved in processing of till samples were, Saskatchewan Research Council-Saskatoon, Cominco Engineering Laboratory, Vancouver, B.C., and KMD Laboratory in Moscow, Russia. Indicator minerals were either picked at the KMD Laboratory, or by consultant J. Knight, P. Geol. in Smithers, B.C.

Acme Analytical Laboratories in Vancouver, B.C., carried out the analytic work on the soil samples.

The main uncertainty lies in the interpretation of the data. Many magnetic geophysical anomalies mimic anomalies that might be expected over kimberlites due to the complex nature of the bedrock, while EM anomalies may be due to graphite, sulphides or even thick overburden or lake bottom sediments. Interpretation of the indicator mineral data is subject to a series of complexities related to surficial geology and glacial history, and to variability in results from different processing techniques, the way data is reported, and to the compatibility of different data sets.

Mineralization

Not applicable

Drilling

Six drill holes for a total of 1152.99 meters were completed on the subject properties, four holes at Courageous, one at Mackay and one at Seahorse, no kimberlite was intersected. The drilling was contracted to J.T. Thomas Drilling Ltd. A Major 3000 hydraulic drill was used to recover NQ core, using synthetic drill bits and shells.

Sampling and Analysis

Sampling programs on the three properties were designed to highlight trends and possibly point to sources of indicator minerals. Twenty, at times thirty, litre samples were taken by two man crews, at 100 to 250 metre spacing along lines placed at right angles to the ice direction. The locations of the samples were determined by chain and compass and each site recorded by GPS. Detailed field notes were made on the character and environment of the sample. Soil samples of approximately 500 grams were taken at the same site.

At Courageous, north-south lines were sampled through the central claim area and along the east and west boundaries of the property. Initial sample spacing was at 250 metres followed by some more detailed sampling at 100 to 150 metre spacing. This work included 356 till samples and gave wide spaced coverage to most of the claims.

At Mackay, an initial beach sample taken in year 2000, contained 80 pyrope garnets, 4 chrome diopside, and 5 chrome spinel grains. This led to further sampling of till at 150 metre sample spacing along northerly trending fences, these samples indicated a cut off for the beach sample, additional beach samples were taken for a total of 46 samples all located in the southern portion of two claims.

At Seahorse, wide northeasterly trending sample fences up to 3.5 kilometres apart with sampling spacing of 250 metres were initially completed across the dominant ice direction. Follow up sampling mainly along the same trend reduced sample spacing to 100 or 150 metres. This program involved 238 till samples and gave reasonable coverage to eight of the twenty-six claims.

Whenever possible till samples were taken from fresh or old frost boils, all sample material and quality was noted and duplicate check samples were taken at random. The samples collected are believed to be representative of the area. Details of the sampling process and results can be found in the T.E. Lisle report.

Security of Samples

Samples were securely packaged so that tampering would be apparent and the samples were numbered so that the neither the field locations nor property source were identified. Samples that are inconsistent with results from an area or are exceptional in any way are normally followed up with additional or duplicate samples as a further check. The laboratories used are accepted by the industry and recognized and used by diamond explorers. As diamond exploration in Canada is relatively new, a certification process for indicator minerals has only recently been considered.

Mineral Resource and Mineral Reserve Estimates

Not applicable

Mining Operation

Not applicable

Exploration and Development

The evaluation of the technical data on the three subject properties is ongoing, and it is recognized that as the review progresses, and as results from the initial work becomes available, the focus and direction of exploration may shift.

<u>Courageous</u>

An evaluation of the data set indicates that there are six areas of interest that require follow up work to determine whether drill targets are present. Five of these areas require a total of 75 till samples. One area, in the CH 17-18 claims, requires a ground geophysical survey follow up, and a program including 45 line kilometers of magnetic survey and 22.5 line kilometers of Max Min electromagnetic survey is recommended to assess this area. Previous work has shown other areas in the claims to be of interest but sample density and coverage is low. An additional 95 samples would aid in the evaluation of these areas. Previous work has also shown areas of possible interest related to till geochemistry, and provision should be made for limited follow up geochemical survey. The estimated cost to complete the above program is $191,883.18.

Mackay

A program of review augmented by ground geophysical surveys and further sampling is recommended. The estimated cost of much of this initial work is $126,384.98. Costs related to till geochemistry should be estimated after a site inspection and further review of the methodology to be used.

Seahorse

An evaluation of the data indicates that there are seven high priority and six medium priority geophysical anomalies on the claims. Three of the high priority anomalies are conspicuous magnetic anomalies on the CH 53 claim, one or more of which may be considered for drill testing. The data points to four areas, which require follow up work. The four areas are on the CH 7 and 8 claims; the CH 70-72 claims; CH 75 claim, and CH 82 claim. To assess the potential of these areas, a total of 138 till and soil samples should be collected, and ground geophysical surveys aggregating 44.5 line kilometers of magnetic survey and 22.5 line kilometers on Max Min electromagnetic survey should be completed. A gravity survey is also recommended for the CH 75 claim.

To assess the potential of other areas in the claims where sample density and coverage is low or lacking, additional sampling programs should be carried out. The number of samples will be determined partly on data review, and on new data that may emerge from earlier work. Provision should also be made for a limited till geochemical survey for those areas shown to be of interest from previous surveys. The estimated cost to complete the above program is $176,721.07.

It is expected that drill targets will be confirmed or developed on one or more of the three subject properties. The amount of drilling will be determined after the initial surveys. Provision should be made for a minimum of 800 metres of NQ drilling at an estimated cost of $280,000.

Other Properties in the CH Project Area

The Starfish, Winter Lake North and Winter Lake South properties lack detailed geophysical surveys and require additional sampling to locate target areas. Sampling completed in 2000 and 2001 is most encouraging. The particulars of the claim are as follows:

CLAIM NAME	TAG NO.	CURRENT EXPIRY DATE
Starfish		
CH1*	F68812	April 6, 2002
CH28*	F68839	April 6, 2002
CH29*	F68840	April 6, 2002
CH30*	F68841	April 6, 2002
CH31*	F68842	April 6, 2002
CH32*	F68843	April 6, 2002
CH33*	F68844	April 6, 2002
CH34*	F68845	April 6, 2002
CH54	F70201	September 7, 2002
CH55	F70202	September 7, 2002
CH56	F70203	September 7, 2002
CH57	F70204	September 7, 2002
CH58	F70205	September 7, 2002
CH59	F70206	September 7, 2002
CH60	F70207	September 7, 2002
CH61	F70208	September 7, 2002
CH62	F70209	September 7, 2002
CH63	F70210	September 7, 2002

CLAIM NAME	TAG NO.	CURRENT EXPIRY DATE
CH64	F70211	September 7, 2002
CH65	F70212	September 7, 2002
CH66	F70213	September 7, 2002
CH67	F70214	September 7, 2002
CH68	F70215	September 7, 2002
CH69	F70216	September 7, 2002
Winter Lake North		
DC1	F68804	April 4, 2003
CH36	F68847	April 6, 2002
CH37*	F68848	April 6, 2002
CAQ1	F71304	April 4, 2003
CAQ2	F71305	April 4, 2003
CAQ3	F71306	April 4, 2003
CAQ4	F71307	April 4, 2003
CAQ5	F71308	April 4, 2003
CAQ6	F71309	April 4, 2003
CAQ7	F71310	April 4, 2003
CAQ8	F71311	April 4, 2003
Winter Lake South		
CH35*	F68846	April 6, 2002
CAQ9	F71312	April 4, 2003
CAQ10	F71313	April 4, 2003
CAQ11	F71314	April 4, 2003
CAQ12	F71315	April 4, 2003
CAQ13	F71316	April 4, 2003
CAQ14	F71317	April 4, 2003

*Assessment work being filed.

The G1, G2 and G3 claims have previously had a detailed airborne survey completed by De Beers. The Company has made arrangements to acquire this data in exchange for the first right to deal.

B. Other Properties: Doyle Lake Property, Slave Province, NWT

Location and Description

Doyle Lake Property

The particulars of the Doyle Lake Property claims are as follows:

CLAIM NAME	TAG NO.	CURRENT EXPIRY DATE(1)	CATEGORY
LA 1	F51163	Jan. 16/2005	Monopros Agreement
LA 2	F51164	Jan. 16/2005	Monopros Agreement
LA 3	F51165	Jan. 16/2005	Monopros Agreement
LA 4	F51157	Jan. 16/2005	Monopros Agreement
LA 5	F51168	Jan. 16/2005	Monopros Agreement
LA 6	F51158	Jan. 16/2005	Monopros Agreement
LA 7	F51169	Jan. 16/2005	Monopros Agreement
LA 8	F51170	Jan. 16/2005	Monopros Agreement
LA 9	F51171	Jan. 16/2005	Monopros Agreement

CLAIM NAME	TAG NO.	CURRENT EXPIRY DATE[1]	CATEGORY
LA 10	F51172	Jan. 16/2005	Monopros Agreement
LA 11	F51173	Jan. 16/2005	Monopros Agreement
LA 12	F51174	Jan. 16/2005	Monopros Agreement
LA 13	F51175	Jan. 16/2005	Monopros Agreement
LA 14	F51176	Jan. 16/2005	Monopros Agreement
LA 15	F51177	Jan. 16/2005	Monopros Agreement
LA 16	F51178	Jan. 16/2005	Monopros Agreement
LA 17	F51179	Jan. 16/2005	Monopros Agreement
LA 18	F51180	Jan. 16/2005	Monopros Agreement
LA 19	F51181	Jan. 16/2005	Monopros Agreement
LA 20	F51182	Jan. 16/2005	Monopros Agreement
LA 21	F51183	Jan. 16/2005	Monopros Agreement
LA 22	F51184	Jan. 16/2005	Monopros Agreement
LA 23	F51185	Jan. 16/2005	Monopros Agreement
LA 24	F51186	Jan. 16/2005	Monopros Agreement
LA 25	F51187	Jan. 16/2005	Monopros Agreement
THIN	F53424	July 13/2005	Monopros Agreement
WEST	F53436	Oct. 10/2006	Monopros Agreement
LA 26	F51188	March 3/2005	Monopros Agreement/Disputed Claims
LA 27	F51189	March 3/2005	Monopros Agreement/Disputed Claims
LA 28	F51190	March 3/2005	Monopros Agreement/Disputed Claims
LA 29	F51193	March 3/2005	Monopros Agreement/Disputed Claims
LA 30	F51194	March 3/2005	Monopros Agreement/Disputed Claims
TCG-8	F32711	Dec. 15/2001	Gerle Claims
TCG-9	F32712	Dec. 15/2001	Gerle Claims
TCG-10	F32713	Dec. 15/2002	Gerle Claims
TCG-11	F32714	Dec. 15/2002	Gerle Claims
LAKE	F38490	Apr. 29/2003	Gerle Claims
TCG 14	F55363	Aug. 10/2001[2]	Gerle Claims
TCG 15	F55362	Aug. 10/2003	Gerle Claims
TCG 16	F55361	Aug. 10/2002	Gerle Claims
TCG 17	F55360	Aug. 10/2005	Gerle Claims
EASY 1	F24293	May 25/2002	Disputed Claims/Gerle Claims
EASY 2	F24294	May 25/2002	Disputed Claims/Gerle Claims
EASY 3	F24295	May 25/2002	Disputed Claims/Gerle Claims
EXTRA 1	F55372	Oct. 19/2008	Monopros Agreement
EXTRA 2	F55365	Oct. 19/2008	Monopros Agreement
EXTRA 3	F55366	Oct. 19/2008	Monopros Agreement
EXTRA 4	F55367	Oct. 19/2008	Monopros Agreement
EXTRA 5	F55368	Oct. 19/2008	Monopros Agreement
EXTRA 6	F55369	Oct. 19/2008	Monopros Agreement
EXTRA 7	F55370	Oct. 19/2008	Monopros Agreement
EXTRA 8	F55373	Oct. 19/2008	Monopros Agreement
EXTRA 9	F55374	Oct. 19/2008	Monopros Agreement
EXTRA 10	F55375	Oct. 19/2008	Monopros Agreement
EXTRA 11	F55376	Oct. 19/2008	Monopros Agreement

Notes:

(1) The recorded owner has a period of 60 days from the date of a notice of lapsing issued by the Mining Recorder to remedy the default by posting a bond or paying in lieu.

(2) Work filed on October 15, 2001, approval pending.

Doyle Lake LA 1-25 Mineral Claims

This property adjoins the Mountain Province Claims. De Beers (formerly Monopros Limited) has earned a 60% interest in the claims and is project operator (the Company has a 40% carried interest). To November 30, 2001, De Beers has spent $6,443,016 ($6,076,896 to November 30, 2000).

During May and June, 2001 De Beers completed a program of nine vertical drill holes over an area of approximately 4 by 1.5 km. The drilling was designed to test ground penetrating radar targets in the area of the head of the 40 km long Ken (Carl) Hicks indicator mineral train. The drilling did not locate the kimberlite or kimberlites responsible for this strong train and additional exploration will be required to locate the source. DeBeers took 136 heavy mineral samples in August/September of the year 2001, for which results are as yet not available.

Legal Proceedings: Doyle Lake LA 26-30, Easy 1-3 claims, Section 84 Judicial Review

The LA 26-30 mineral claims containing 12,717 acres and the Easy 1, 2 and 3 claims containing 7,747 acres in the Doyle Lake area, Northwest Territories, were located on ground occupied by earlier claims filed by a third party. The Company asserted these earlier claims had been located in contravention of the Canada Mining Regulations. The Supervising Mining Recorder appointed under the Canada Mining Regulations made a decision dated May 10, 1996 agreeing with the position taken by the Company and the LA 26-30 and Easy 1, 2 and 3 mineral claims were recorded in the name of the Company subject to an appeal filed by the third party pursuant to Section 84 of the Canada Mining Regulations.

On appeal, the Supervising Mining Recorder's decision was overturned by the Assistant Deputy Minister's ('ADM') decision dated November 20, 1997. The Company filed for judicial review by the Federal Court of the November 20, 1997 decision, and on February 24, 1999, that decision was set aside and the Supervising Mining Recorder's May 10, 1996 decision was restored subject to another ministerial review by a person other than the one who conducted the review which was set aside; such new review to be conducted in accordance with the reasons given by the Federal Court. On March 24, 1999, the Company was served with a Notice of Appeal for the appeal of the Federal Court decision to the Federal Court of Appeal. On September 12, 2000, the Federal Court of Appeal set aside the decision of the ADM of Indian Affairs and Northern Development of November 20, 1997 where the ADM overturned the May 10, 1996 decision of the Supervising Mining Recorder. The Federal Court of Appeal remitted the matter to the Minister or his delegate other than the one who conducted the review which was set aside for "redetermination de novo in accordance with the reasons for judgement of this Court". The Company has been advised that the Minister has appointed a tribunal to do so.

The LA 26-30 claims are subject to the De Beers Agreement.

C. Other Properties: Fishback Lake Property, Slave Craton, NWT

The particulars of the Fishback Lake Claims are as follows:

CLAIM NAME	RECORD NO.	CURRENT EXPIRY DATE(1)
AJ	F51166	Nov. 01/2002(2)
CRYPT	F45316	July 29/2004
FRED 3	F42392	Oct. 04/2003
FRED 5	F42394	Oct. 04/2003
FRED 7	F45292	Nov. 09/2003
FRED 8	F45293	Nov. 09/2003
G 4	F45274	Nov. 09/2003
G 5	F45275	Nov. 09/2003
JERRY 4	F42848	Oct. 04/2003
PAL 19	F46908	Mar. 14/2004
PAL 27	F46916	Mar. 14/2004
PAL 3	F46922	Mar. 14/2004
PAL 31	F45301	May 02/2004

CLAIM NAME	RECORD NO.	CURRENT EXPIRY DATE(1)
PAL 32	F45302	May 02/2004
PAL 33	F45303	May 02/2004
PAL 5	F46914	Mar. 14/2004
PAL 6	F46915	Mar. 14/2004
XLAKE	F55358	Oct. 10/2007
AJB	F67478	Oct 4, 2002(2)
AJC	F67479	Oct 4, 2002
AJD	F70529	Nov 9, 2002
AJE	F70528	Nov 9, 2002(2)
AJF	F70527	Nov 9, 2002
AJG	F70526	Nov 9, 2002
AJH	F70525	Nov 9, 2002
AJI	F70524	Nov 9, 2002

Notes:

(1) The recorded owner has a period of 60 days from the date of a notice of lapsing issued by the Mining Recorder to remedy the default by posting a bond or paying in lieu.

(2) Work filed on December 6, 2001; approval pending.

On the AJ claim, 150 km northwest of Yellowknife, one drill hole, 292.6 metres in length, was drilled in March, 2001 to test a magnetic anomaly; a basic dyke was intersected. Near this area a second target remains to be tested, it lies under 74 metres of water within a 60 hectare steep walled depression.

D Other Properties: Happy Creek Gold/Silver Property, Nevada, U.S.

This epithermal gold-silver property requires additional exploration to confirm its potential. In light of the increase in the price of gold the Company is evaluating its ability to proceed with this project. The Company has an option to purchase an undivided 100% interest in the claims subject to a 5% net smelter return royalty to a maximum of $3.6 million (US).

E. Other Properties: McConnell Creek Property, British Columbia

This gold and copper prospect, situated 240 kilometres north of Smithers, B.C., is 100% owned by the Company. Extensive exploration was conducted from 1981 through 1992, including trenching and drilling, a recent evaluation recommends that exploration continue. The recent increase in the price of gold and a return to a more favourable political climate may allow the Company to attract financing or a joint venture to this project.

4.4 Oil & Gas Operations

Not applicable.

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Summary of Annual Information

The following table sets forth selected consolidated financial information of the Company for, and as at the end of, each of the last three financial years of the Company up to and including November 30, 2001. This financial information is derived from the consolidated financial statements of the Company which for 2001 and 2000 were audited by Ellis Foster and for the 1999 year were audited by PricewaterhouseCoopers LLC.

	November 30 (Audited)		
	2001	2000	1999
Total Revenues	39,347	13,426	22,219
Income from continuing operations		-	-
Net loss for the year	(550,419)	(611,534)	(500,877)
Net loss per share	(0.01)	(0.02)	(0.02)
Fully diluted net loss per share	(0.01)	(0.02)	(0.02)
Total Assets	5,891,483	4,729,025	3,793,164
Total Long-term financial liabilities	83,924	94,193	103,960

The Net Loss number is affected by the revenues and expenses incurred for each year. Revenue from the year 2001 is interest income. Revenues from 2000 and 1999 are a combination of interest income and operator's administration fee. The operator's administration fee is calculated based on the amount of expenditures incurred for the year on its joint venture project operated by the Company. The last joint venture for the Company ended in 2000, therefore there was no operator's fee collected in 2001.

Interest income is dependent upon interest rates and the amount of funds held in the Company's bank accounts. Interest rates will vary due to market conditions and the Company has no control over the fluctuation of rates.

Expenses are mainly composed of administration costs and write off of exploration and mineral costs. The amount of a write off in each year is dependent upon the costs spent to date on the project(s) that is being abandoned. Write offs of exploration and mineral property costs will vary from year to year and affect the Net Loss.

All of the above factors must be taken into consideration when comparing Total Revenues and Net Loss for each year.

5.2 Dividends/Dividend Policy

The Company has not paid any dividends since date of incorporation and has no present intention of paying dividends on its common shares. The Company anticipates that all available funds will be invested to finance the growth of its business.

5.3 Foreign GAAP

Not applicable.

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the financial condition, cash flow and results of operations for each of the two financial years ended November 30, 2001 and 2000 should be read in conjunction with the audited consolidated financial statements for 2001 and 2000 (the "Financial Statements"). A copy of the Financial Statements are attached as Schedule A. Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and in the Financial Statements are in Canadian dollars. The information presented in the Financial Statements was prepared in accordance with generally accepted accounting principles as applicable in Canada.

6.1 General

The Company is a junior mineral exploration company listed on the CDNX. The Company is engaged in the acquisition, exploration and development of mineral properties and has not yet determined whether its properties contain diamond reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral properties, management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern. The Financial Statements and the discussion and analysis of the financial condition, changes in financial condition and results of operations of the Company for the years ended November 30, 2001 and 2000 do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The amount of the Company's administrative expenditures is related to the level of financing and exploration activities that are being conducted, which in turn may depend on the Company's recent exploration experience and prospects, as well as the general market conditions relating to the availability of funding for exploration-stage resource companies. Consequently, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis and as a result there may not be predictable or observable trends in the Company's business activities and comparisons of financial operating results with prior years may not be meaningful.

Risk Factors

The Company is subject to a number of risk factors due to the nature of its business and the present stage of development. The following risk factors should be considered:

Mineral Exploration and Development

The Company's properties are in the exploration stage. Development of the Company's properties will only proceed upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that mineral exploration and development activities will result in the discovery of a body of commercial diamonds on any of the Company's properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineralized deposits.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs. Although the Company will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liability and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Economics of Developing Mineral Properties

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract diamonds and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Environmental Factors

All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. There is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property. Environmental hazards may exist on the properties which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties.

The approval of new mines on federal lands in Canada is subject to detailed review through a clearly established public hearing process, pursuant to the Federal Canadian Environmental Assessment Act. In addition, lands under federal jurisdiction are subject to the preparation of a costly environmental impact assessment report prior to the commencement of any mining operations. These reports entail a detailed technical and scientific assessment as well as a prediction of the impact on the environment and proposed development. Further, under such review process, there is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all.

Provincial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of temporary or permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of public safety. Some former mining properties must be managed for long periods of time following closure in order to fulfill closure requirements. The cost of closure of mining properties and, in particular, the cost of long-term management of mining properties can be substantial. The Company intends to progressively rehabilitate its mining properties during their period of operation, should any properties become operational, so as to reduce the cost of fulfilling closure requirements after the termination or suspension of production.

Additional Financing

The Company does not currently have sufficient financial resources to undertake by itself all of its planned exploration and possible development programs. The exploration and subsequent development of the Company's properties may therefore depend on the Company's ability to obtain additional required financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfill its obligations on existing exploration (or joint venture) properties. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties. The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements jeopardised. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

Commodity Prices

The Company's revenues, if any, are expected to be in large part derived from the mining and sale of diamonds or interests related thereto. The price of diamonds has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of diamond substitutes, diamond stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of diamonds, and therefore the economic viability of the Company's operations cannot accurately be predicted.

Competition and Agreements with Other Parties

The resource industry is intensively competitive in all of its phases, and the Company competes with many companies possessing far greater financial resources and technical facilities than itself. Competition could adversely affect the Company's ability to acquire suitable producing properties or prospects for exploration in the future.

The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

Title

There is no guarantee that title to properties in which the Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

Governmental Regulation

Operations, development and exploration on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company's operations. Changes in such regulations could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with Corporation policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work. Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on any project in the mine development stage that the Company may possess.

Aboriginal Rights

Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral claims in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Management

The Company is dependent on a relatively small number of directors and officers: Raymond A. Hrkac, William Wolodarsky, Haig Farris, Nick DeMare, William Meyer and John Auston. The loss of any of one of those persons, or of employees could have an adverse affect on the Company. The Company does not maintain key person insurance on any of its management.

Conflicts of Interest

Certain officers and directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Legal Proceedings

See "Other Properties: Doyle Lake Property, Slave Province, NWT – Doyle Lake Property" for details of the current state of the LA 26-30 and Easy 1-3 claims.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at November 30, 2001, the Company's deficit was approximately $9,301,439.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, during the financial year ended November 30, 2001, the per share price of the Company's Shares fluctuated from a high of $0.37 to a low of $0.07. There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at November 30, 2001, there were 4,482,500 stock options and 9,507,932 warrants outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

6.2 Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with November 30, 2001.

Quarter Ended:	**November 30, 2001 ($)**	**August 31, 2001 ($)**	**May 31, 2001 ($)**	**February 28, 2001 ($)**	**November 30, 2000 ($)**	**August 31, 2000 ($)**	**May 31, 2000 ($)**	**February 29,2000**
Current Assets	166,468	591,636	917,963	1,613,861	270,057	705,701	67,412	299,322
Resource Assets	5,416,492	5,182,066	4,761,942	4,109,519	4,131,319	3,859,703	3,507,877	3,384,316
Current Liabilities	191,040	250,023	222,005	164,587	211,069	321,494	96,890	114,593
Shareholders' Equity:								
Share Capital	14,917,958	14,918,991	14,739,126	14,739,126	13,174,783	13,010,134	12,130,024	12,092,266
Deficit	(9,301,439)	(9,165,621)	(9,046,231)	(8,945,423)	(8,751,020)	(8,508,429)	8,403,225	(8,274,126)
Net Income (Loss)	(550,419)	(119,390)	(100,808)	(194,403)	(611,534)	(368,943)	(263,739)	(134,640)
Working Capital (Deficit)	(24,572)	341,613	695,958	1,449,274	58,988	384,207	(29,478)	184,729
Income (Loss) per share[1]	(0.01)	(0.003)	(0.003)	(0.005)	(0.02)	(0.01)	(0.01)	(0.005)

Notes:

(1) Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

6.3 Liquidity and Capital Resources

The Company is dependent on raising funds by the issuance of shares or disposing of interests in its mineral properties (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral properties and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising their required financing. See "Risk Factors" above.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

The Company's working capital commitments are for an operating lease agreement for its office premises and the mortgage on its house in Yellowknife. (See notes in the audited consolidated financial statements for November 30, 2001).

The Company's subsidiary, Gerle U.S., has no source of financings and relies on the Company for advances to fund its work on the Happy Creek property.

As at November 30, 2001, the Company had a working deficit of $24,572, which is insufficient to meet its expected corporate and administrative expenses for the ensuing 12 month period. The Company also had outstanding stock options allowing the holders to acquire common shares as follows:

Number	Exercise Price	Expiry Date
15,000	$0.30	November 17, 2002
738,500	$0.30	April 20, 2003
1,685,000	$0.30	March 5, 2004
669,000	$0.25	June 29, 2005
100,000	$0.25	August 8, 2005
100,000	$0.30	September 5, 2005
120,000	$0.25	November 14, 2005
150,000	$0.30	January 16, 2006
600,000	$0.30	March 1, 2006
305,000	$0.20	July 16, 2006

TOTAL OPTIONS **4,482,500**

The Company also had outstanding share purchase warrants allowing for the purchase of common shares as follows:

Number	Exercise Price	Expiry Date
42,000	$0.25	February 16, 2002
375,000	$0.25	June 30, 2002
1,100,000	$0.35	August 24, 2002
400,000	$0.30	December 21, 2002
5,913,600	$0.30	December 29, 2002
440,000	$0.25	December 29, 2002
1,237,332	$0.20/$0.30	September 4, 2003

TOTAL WARRANTS **9,507,932**

Subsequent to November 30, 2001, the Company completed a private placement of 1,555,000 flow through shares at $0.10 per share and 425,000 non-flow through units at $0.10 per unit. Each non-flow through unit consists of one common share and one common share purchase warrant entitling the holder to purchase one common share during the first year at $0.15 per share and during the second year at $0.20 per share. Some of the work planned by the Company for 2002 will be financed by these funds.

The proceeds of $42,500 from the non-flow-through units will be used for general administration and corporate expenditures. The Company has no other sources of financing arranged at this time.

Payments made to maintain the rights to properties are made at the discretion of the Company and should the Company elect not to make those payments, any capitalized costs will be written off and the rights in respect of the property allowed to lapse. The Company may elect to enter into a joint venture agreement with a third party, sell the property or enter into a merger/amalgamation with another company.

6.4 Results of Operations

12 Months Ended November 30, 2001

During the fiscal year ended November 30, 2001, the Company completed four private placements as follows:

(a) 400,000 flow-through units at $0.25 per unit for gross proceeds of $100,000. Each unit consisted of one flow-through share and one non-flow through common share purchase warrant entitling the holder to purchase one common share of the Company for two years until December 21, 2002 at $0.30 per share;

(b) 5,376,000 flow-through units at $0.25 per unit for gross proceeds of $1,344,000. Each unit consisted of one flow-through common share and one non-transferable non-flow through common share purchase warrant entitling the holder to purchase one common share for a period of two years until December 29, 2002 at a price of $0.30 per share. In connection with this private placement, the Company issued 376,320 common shares at a deemed price of $0.25 per share as commission to an agent and issued agent's warrants entitling the agent to purchase up to 537,600 common shares for two years until December 29, 2002 at a price of $0.30 per share;

(c) 400,000 non-flow-through units at a price of $0.25 per unit for gross proceeds of $100,000. Each unit consisted of one common share and one non-transferable warrant. Each warrant entitling the holder to purchase one common share until December 29, 2002 at a price of $0.25 per share. In connection with this private placement, the Company issued 28,000 common shares at a deemed price of $0.25 per share as commission to an agent and issued agent's warrants entitling the agent to purchase up to 40,000 common shares for a period of two years until December 29, 2002 at a price of $0.25 per share;

(d) 1,237,332 units at a price of $0.15 per unit to raise gross proceeds of $185,600. Each unit consisted of one common share and one warrant with one warrant entitling the holder to purchase one common share until September 4, 2003 at $0.20 per share in the first year and $0.30 per share in the second year.

The proceeds raised from the private placements were used for Canadian Exploration expenses and general corporate and administrative expenditures. A minimum of $1,438,224 was required to be spent on Canadian Exploration expenses. The Company expended a total of $1,536,490 on exploration costs, $39,493 on mineral property costs and $264,263 on general administration costs.

12 Months Ended November 30, 2000

During the fiscal year ended November 30, 2000, the Company completed four private placements, issued shares pursuant to the exercise of warrants, issued shares pursuant to the exercise of an employee stock option, repriced 361,500 warrants with an expiry date of June 18, 2000 from $0.50 to $0.20 per share (all warrants were exercised before the expiry date) and repriced 1,780,000 warrants with expiry dates of November 17, 2000 to November 30, 2000 from $0.30 to $0.25 per share (420,000 warrants were exercised and 1,360,000 warrants expired unexercised). A total of 7,164,667 shares were issued as follows:

a) 2,416,667 units at $0.15 per unit for gross proceeds of $362,500. Each unit consisted of one share and one-half warrant with one whole warrant entitling the holder to purchase one common share at $0.20 per share during the first year and at $0.25 per share during the second year.

b) 750,000 units at $0.20 per unit for gross proceeds of $150,000. Each unit consisted of one share and one-half warrant with one whole warrant entitling the holder to purchase one common share at $0.20 per share during the first year and at $0.25 per share during the second year.

c) 1,100,000 units at $0.25 per unit for gross proceeds of $275,000. Each unit consisted of one share and one warrant entitling the holder to purchase one common share at $0.30 per share during the first year and at $0.35 per share during the second year.

d) 900,000 flow-through shares at $0.25 per share for gross proceeds of $225,000.

e) 1,917,000 common shares for $426,400 pursuant to the exercise of warrants.

f) 81,000 common shares for $26,250 pursuant to the exercise of employee stock options.

The proceeds raised from the private placements, exercise of warrants and stock options were spent: $937,691 on exploration costs, $157,051 on mineral property costs and $256,028 on general administration costs.

12 Months Ended November 30, 1999

During the year ended November 30, 1999 the Company completed two private placements, issued shares pursuant to the exercise of warrants and extended the term of 2,180,000 warrants with exercise prices of $0.30 per share by one year to expiry dates from October 5, 2000 to November 30, 2000. 1,000,000 shares were issued as follows:

a) 780,000 units at $0.25 per unit for gross proceeds of $195,000 and 140,000 units of flow-through shares at $0.25 per unit for gross proceeds of $35,000. Each unit consisted of one share and one-half warrant with one whole warrant entitling the holder to purchase one common share at $0.30 per share for two years.

b) 50,000 flow-through shares at $0.30 per unit for gross proceeds of $15,000

c) 30,000 common shares for $10,500 pursuant to the exercise of warrants.

The proceeds from the private placements and exercise of warrants provided some of the funding for the $478,815 exploration costs, $21,449 mineral property costs and $236,829 general administration costs.

For the Year Ended November 30, 2001 Compared to November 30, 2000

The Company reported a net loss of $550,419 for the year ended November 30, 2001 compared to a net loss of $611,534 for the year ended November 30, 2000. General administration expenses for the year ended November 20, 2001 were $264,263 compared to $256,028 for the year ended November 30, 2000. The increase in general administration expenses was primarily due to an increase in consulting fees (2001 - $29,000; 2000 - $17,403) and licences, taxes and insurance (2001 - $48,226; 2000 - $29,433).

Revenue for the year ended November 30, 2001 was $39,347 consisting of interest income compared with $13,426 for the year ended November 30, 2000 ($9,339 interest income and $4,087 operator's administration fee).

For the Year Ended November 30, 2000 Compared to November 30, 1999

The Company reported a net loss of $611,534 for the year ended November 30, 2000 compared to a net loss of $500,877 for the year ended November 30, 1999. General administration expenses for the year ended November 30, 2000 were

$256,028 compared to $236,829 for the year ended November 30, 1999. The increase in general administration expenses was primarily due to an increase in consulting fees (2000 - $17,403; 1999 - $400), legal and audit (2000 - $70,119; 1999 - $49,260) and Shareholders' meetings and reports (2000 - $23,004; 1999 - $20,545).

Revenue for the year ended November 30, 2000 was $13,426 consisting of $9,339 of interest income and $4,087 operator's administration fee compared with $22,219 for the year ended November 30, 1999 ($6,636 interest income, $14,427 operator's administration fee and $1,156 gain on sale of marketable securities).

There were no significant unusual or infrequent events, transactions or economic changes that materially affected the Net Loss for continuing operations.

When comparing each year's Net Loss, consideration must be given to the calculation of expenses. Expenses are composed mainly of write off of exploration and mineral property costs and administration costs. The amount of the write off in each year is based on the costs that have been spent to date on the abandoned project and the number of projects that are being abandoned.

Outlook

The Doyle Lake property is the Company's most advanced project in which the Company has a 40% interest. The exploration work to date strongly suggests the presence of several kimberlite bodies on the claims and the chemistry of the indicator minerals suggests that some of these contain diamonds. De Beers Canada is the operator and is the Canadian exploration arm of De Beers, the world's pre-eminent diamond company, and it continues to finance the exploration costs. Success for the Company is contingent on locating the kimberlites by drilling. Results from sampling in 2001 are awaited, when received, De Beers will inform the Company of its further exploration plans.

The CH project area is now considered a high priority project, in particular the Courageous, Mackay and Seahorse properties.

The Company's other exploration projects are being maintained because exploration work to date has shown positive results and therefore, support the criteria that commercial deposits exist in these areas. These projects require funding by the Company.

6.5 Foreign GAAP

Not applicable.

ITEM 7: MARKET FOR SECURITIES

The Company's shares are listed on the Exchange (symbol "GGL") under the classification of a "Tier 2" company".

ITEM 8: DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holdings

The following information is given concerning directors and officers of the Company:

Name and Municipality of Residence and Current Position with the Company	Principal Occupation During the Past Five Years	Period has served as a Director or Officer
Raymond A. Hrkac Coquitlam, B.C. President and Director	Geologist; President of the Company; over five years	June 17, 1981 to date

Name and Municipality of Residence and Current Position with the Company	Principal Occupation During the Past Five Years	Period has served as a Director or Officer
William Wolodarsky Calgary, Alberta Director	Geologist; President, Mistaya Explorations Ltd., over five years; former Director, OGY Petroleums Ltd. (TSE), an oil and gas exploration company	June 17, 1985 to date
Nick DeMare Burnaby, B.C. Director and Secretary	Chartered Accountant; President, Chase Management Ltd. an accounting and management services company, over five years	May 4, 1989 to date
J. Haig DeB. Farris Bowen Island, B.C. Director	President, Fractal Capital Corp., a venture capital investment company, over five years	January 25, 1993 to date
William Meyer Coquitlam, B.C. Director	Chairman, Minco Mining & Metals Corporation [TSE], November 1, 1999 to date; Consultant, Teck Corporation [TSE], a mining company, April 1, 1998 to October 31, 1999; President, Teck Exploration Ltd. and Vice-President, Exploration, Teck Corporation to March 31, 1998	May 26, 1994 to date
John S. Auston West Vancouver, B.C. Director	Geologist; Self-Employed (Retired), June 2000 to present; previously President and CEO, Ashton Mining of Canada Inc. [TSE, a mining company], August, 1996 to May, 2000; President and CEO, Granges Inc. [TSE, a mining company], February, 1993 to April, 1995.	March 1, 2001 to date
Jurgen T. Lau West Vancouver, B.C. Assistant Secretary	President, JTL Consulting & Prospecting, Inc., a mining industry consulting company, over five years	February 2, 1993 to date

Directors of the Company are elected to hold office for one year. The Directors' term of office will expire at the next annual general meeting of the Company to be held on May 24, 2002. All of the directors are standing for re-election at the 2002 annual general meeting. Officers of the Company hold office at the pleasure of the Board of Directors.

The Company is required to have an audit committee, the members of which are William Wolodarsky, Nick DeMare and J. Haig deB. Farris. The Company has a compensation committee composed of William Wolodarsky, J. Haig deB. Farris and William Meyer. The Company does not have an executive committee. As at April 9, 2002, the Directors and Officers of the Company as a group own or controlled approximately 4,443,589 shares (10.16%) of the Common shares of the Company.

8.2 Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, with the exception of Nick DeMare, none of the directors or officers of the Company nor any control person, is or has been within the past ten years, a director or officer of any other company that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person. Nick DeMare was a director of Pan Pacific Petroleum Inc., which was subject to a cease trade order for failure to file financial statements and, as it eventually went out of business, was delisted as of July 26, 1994.

8.3 Penalties or Sanctions

To the knowledge of the Company, none of the directors or officers of the Company nor any control person of the Company, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.4 Individual Bankruptcies

To the knowledge of the Company, none of the directors or officers of the Company nor any control person, or a personal holding company of such persons, has, within the previous ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

8.5 Conflicts of Interest

Conflicts of interest may arise as a result of the directors or officers or management of the Company also holding positions as directors and/or officers of other companies. Some of the directors and officers have been and will continue to be engaged in the identification and evaluation of mineral properties, with a view to potential acquisition of mineral property interests on their own behalf and on behalf of other companies, and situations may arise where the directors and officers will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies under the *British Columbia Company Act.*

ITEM 9: ADDITIONAL INFORMATION

Upon request being made by any person to the Secretary of the Company, the Company shall provide to that person at any time, the following documents:

1. one copy of the Annual Information Form of the Company, together with one copy of any document, or pertinent pages of any document, incorporated by reference in such Annual Information Form;

2. one copy of the Company's comparative financial statements for its most recently completed financial year, together with the accompanying report of the auditor;

3. one copy of the Company's Information Circular in respect of its most recent annual general meeting; and

4. Technical Report dated April 15, 2002 on the Courageous, Seahorse and Mackay Properties located in the Mackay Lake and Courageous Lake areas of the Northwest Territories prepared by Thomas Edward Lisle, P.Eng. (B.C.).

The Company may require the payment of a reasonable charge if the request is made by a person who is not a securityholder of the Company.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Information Circular for the 2002 annual meeting. Additional financial information is provided in the Corporation's comparative financial statements for the year ended November 30, 2001.

Schedule "A"

Audited Consolidated Financial Statements
for the Years Ended November 30, 2001 and 2000

GGL DIAMOND CORP.

Consolidated Financial Statements

November 30, 2001

Index

ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com
Website: www.ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

GGL DIAMOND CORP.

We have audited the consolidated balance sheets of **GGL Diamond Corp.** as at November 30, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ellis Foster

Vancouver, Canada
February 27, 2002

Chartered Accountants

GGL DIAMOND CORP.

Consolidated Balance Sheets
November 30, 2001 and 2000

	2001	2000
ASSETS		
Current		
Cash and cash equivalents	$ 132,459	$ 222,042
Sundry receivable and prepaids	26,409	40,415
Marketable securities	7,600	7,600
	166,468	270,057
Mineral properties and deferred exploration costs (Note 4)	5,416,492	4,131,319
Capital assets (Note 5)	308,523	327,649
	$ 5,891,483	$ 4,729,025
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 180,772	$ 201,342
Current portion of mortgage loan	10,268	9,727
	191,040	211,069
Mortgage loan (Note 6)	83,924	94,193
	274,964	305,262
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	14,917,958	13,174,783
Deficit	(9,301,439)	(8,751,020)
	5,616,519	4,423,763
	$ 5,891,483	$ 4,729,025

Operations (Note 1)
Commitments (Note 15)
Subsequent events (Note 16)

Approved by the Board of Directors

"J. Haig Farris"
Director

"William Wolodarsky"
Director

GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
Years Ended November 30, 2001 and 2000

	2001	2000
Administration costs		
Amortization	$ 4,484	$ 1,145
Consulting fees	29,000	17,403
Corporate relations	11,599	12,105
Interest expense	686	786
Legal and audit	55,089	70,119
Licences, taxes, insurance and fees	48,226	29,433
Office services and expenses	82,516	96,875
Shareholders' meetings and reports	29,509	23,004
Travel	3,154	5,158
Operating loss	(264,263)	(256,028)
Other income (loss)		
Interest income	39,347	9,339
Part XII.6 tax expense (Note 11)	(34,693)	-
Loss on sale of capital asset	-	(1,972)
Operator's administration fee	-	4,087
Write-off of exploration and mineral property costs	(290,810)	(343,888)
Write-off of investment and advances	-	(23,072)
	(286,156)	(355,506)
Loss for the year	(550,419)	(611,534)
Deficit, beginning of year	(8,751,020)	(8,139,486)
Deficit, end of year	$ (9,301,439)	$ (8,751,020)
Loss per share	$ (0.01)	$ (0.02)
Weighted average number of common shares outstanding	40,261,597	29,911,062

GGL DIAMOND CORP.

Consolidated Statements of Cash Flows
Years Ended November 30, 2001 and 2000

	2001	2000
Cash flows from (used in) operating activities		
Loss for the year	$ (550,419)	$ (611,534)
Adjustment for items not involving cash:		
- amortization	4,484	1,145
- loss on disposal of capital assets	-	1,972
- write off of investment and advances	-	23,072
- write off of exploration and mineral property costs	290,810	343,888
	(255,125)	(241,457)
Change in non-cash working capital items:		
- accounts receivable and prepaids	14,006	(30,730)
- accounts payable and accrued liabilities	(20,570)	120,348
	(261,689)	(151,839)
Cash flows from (used in) financing activities		
Shares issued for cash, net of share issuance cost	310,624	1,211,280
Shares issued for cash - flow-through shares	1,432,551	225,000
Principal reduction of mortgage loan	(9,727)	(9,233)
	1,733,448	1,427,047
Cash flows from (used in) investing activities		
Mineral properties	(39,493)	(157,051)
Deferred exploration costs	(1,509,401)	(902,432)
Advance to Exaton	-	(400)
Proceeds from disposal of capital assets	-	561
Purchase of capital assets	(12,448)	(34,671)
	(1,561,342)	(1,093,993)
Increase (decrease) in cash and cash equivalents	(89,583)	181,215
Cash and cash equivalents, beginning of year	222,042	40,827
Cash and cash equivalents, end of year	$ 132,459	$ 222,042
Supplementary cash flow information		
Cash paid for interest charges	$ 8,177	$ 8,461

1. Operations

The Company intends to continue its exploration programs, including Doyle Lake, which is funded substantially by De Beers Canada Exploration Inc. (formerly Monopros Limited) ("De Beers"). The Company's ability to continue its exploration programs is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing (see Note 16(a)).

The Company is in the exploration stage and, on the basis of information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production.

The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. These procedures do not always guarantee the Company's title.

2. Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its 86.8%-owned subsidiary Rio Sonora Resources Ltd. ("Rio Sonora") and its wholly-owned U.S. subsidiary, Gerle Gold (U.S.) Inc. Rio Sonora is presently inactive. All inter-company transactions and balances have been eliminated.

(b) Mineral Properties and Related Deferred Costs

The cost of mineral properties and the related exploration costs are deferred until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned. Management will also periodically determine where an exploration property is inactive and the value of such property may be impaired, whether the carrying values of the property should be written down, and the amount at which it should be carried.

The amounts shown for mineral property interests represent costs or deemed consideration, less write-offs, incurred to date, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral property interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

2. Significant Accounting Policies (continued)

(b) Mineral Properties and Related Deferred Costs (continued)

Ownership in mineral property interests involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

(c) Property Option Agreement

From time to time, the Company may acquire or dispose of mineral properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as mineral property costs or recoveries when the payments are made or received.

(d) Capital Assets

Capital assets are carried at cost. Amortization of capital assets is provided on a declining-balance basis at the following annual rates:

Furniture and fixtures	20%
Exploration equipment	20%

The Yellowknife house is amortized on a straight-line basis over 25 years.

(e) Marketable Securities

Marketable securities are stated at the lower of cost or market value.

(f) Loss Per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated in accordance with the treasury stock method which assumes that proceeds received from the exercise of stock options and warrants would be used to repurchase common shares at the prevailing market rate. Under the treasury stock method, the basic and diluted loss per share are the same, as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive.

2. Significant Accounting Policies (continued)

(g) Foreign Exchange Translation

The Company uses the temporal method for translating its U.S. operations from U.S. dollars to Canadian dollars. Under this method, monetary assets and liabilities have been converted at the exchange rate prevailing at the balance sheet dates. Income and expenses are translated at the rates prevailing at dates of the related transactions. Non-monetary assets, liabilities and equity are translated at historical rates. Gains and losses on foreign exchange are included in income and expenses.

(h) Investments

Investments in which the Company owns up to 20% of the issued common shares are accounted for at cost, less provision for any decline in value that is considered to be other than temporary. Investments in which the Company has significant influence are accounted for using the equity method.

(i) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those reported.

(j) Stock Option Plan

The Company has a stock option plan which is described in Note 8. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

(k) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

3. Investments

In the year 2000, the Company owned 50% of the issued capital of Exaton Service Corporation ("Exaton"), a private company that provided office space and office services to the Company and others. Costs of these services are included in office services and expenses for the year 2000 (Note 9). Exaton was dissolved on December 4, 2001. The investment and advances to Exaton were written off in the year ended November 30, 2000.

4. Mineral Properties and Deferred Exploration Costs

	Balance November 30 2000	2001 property cost additions	2001 exploration cost additions	2001 written off	Balance November 30 2001
Diamond Venture - general exploration	$ -	$ -	$ 109,342	$(109,342)	$ -
Doyle Lake	629,756	-	75,949	-	705,705
Clinton	200,330	-	-	-	200,330
Fishback Lake and Dessert Lake	283,792	-	108,926	(64,767)	327,951
Murray	73,924	-	17,216	(14,420)	76,720
Hilltop	12,588	-	1,488	-	14,076
CH	515,058	39,493	1,207,602	-	1,762,153
Regional, NWT	40,792	-	1,152	-	41,944
Happy Creek	889,102	-	518	-	889,620
McConnell Creek and other	1,485,977	-	14,297	(102,281)	1,397,993
	$4,131,319	$39,493	$1,536,490	$(290,810)	$5,416,492

	Balance November 30 2000	2001 Additions	2001 written off	Balance November 30 2001
Mineral property costs	$ 448,094	$ 39,493	$ (19,018)	$ 468,569
Deferred exploration costs	3,683,225	1,536,490	(271,792)	4,947,923
	$4,131,319	$1,575,983	$(290,810)	$5,416,492

Exploration costs incurred during the year are as follows:

	2001	2000
Amortization	$ 27,089	$ 35,259
Chartered aircraft	270,558	175,936
Drilling, trenching, sampling	254,751	129,940
Licences and recording fees	9,505	29,338
Mortgage interest	7,491	7,675
Project supplies	228,637	93,770
Salaries and wages	114,556	123,167
Surveys	323,445	60,304
Technical and professional services	197,875	221,340
Transportation	102,583	60,962
	$1,536,490	$937,691.0 0

4. Mineral Properties and Deferred Exploration Costs (continued)

(a) Doyle Lake, Northwest Territories, Canada

Under an agreement (the De Beers Agreement) dated May 25, 1995, De Beers has earned a 60% interest in the Doyle Lake properties, which consist of 43 claims (52,688 acres), by completing exploration expenditures of $4,650,000. To November 30, 2001, De Beers has spent $6,443,016 (2000-$6,076,896). See Note 12.

In addition, the Company holds 12 claims (20,842 acres) (2000 - 13 claims; 21,617 acres) in the Doyle Lake area that are not subject to the De Beers Agreement (see Note 12).

(b) Clinton, Northwest Territories, Canada

The Company owns 6 claims (8,264 acres) in the Clinton Colden area of the Slave Province, Northwest Territories.

(c) Fishback Lake and Dessert Lake, Northwest Territories, Canada

On May 12, 1993, the Company entered into a syndicate agreement for the purpose of carrying out an airborne magnetic survey over certain parts of the Slave Province, Northwest Territories, and earned a 40% interest in the syndicate. The syndicate owned 57 claims (72,212 acres) covering magnetic anomalies representing potential diamond-bearing kimberlite pipes. During 2000, three members of the syndicate forfeited their interests (totalling 60%) in the syndicate's claims leaving the Company with a 100% interest.

As at November 30, 2001, the Company owns 40 claims (51,603 acres).

(d) Murray, Northwest Territories, Canada

The Company owns 7 claims (10,646 acres) (2000 – 9 claims; 15,449 acres), north-northwest of Yellowknife, acquired by staking in 1999.

(e) Hilltop, Northwest Territories, Canada

The Company owns 3 claims (4,173 acres), north-east of Yellowknife, acquired by staking in 2000.

(f) CH, Northwest Territories, Canada

The Company owns 105 claims (245,927 acres) (2000 - 52 claims; 123,670 acres), north-northeast of Yellowknife, acquired by staking in 2000 and 2001.

(g) Regional and other, Northwest Territories, Canada

The Company acquired a 100% interest in three claims (7,748 acres) by staking in 2000.

4. Mineral Properties and Deferred Exploration Costs (continued)

(h) Happy Creek, Nevada, U.S.A.

On June 1, 1985, the Company entered into an agreement through which it has the option to purchase an undivided 100% interest in certain mineral claims located in Humboldt County, Nevada (the Happy Creek property). The option purchase price is a 5% net smelter royalty, payable by advance minimum royalty payments of U.S. $50,000 on December 1 annually until U.S. $3,600,000 has been paid. Payments totalling U.S. $110,000 have been made. The royalty payment due December 1, 2001 was not paid but the agreement is in good standing as the vendor has not issued a default notice. Once issued, the Company has 30 days to cure the default. The Company has been advised that a default notice will not be issued

(i) McConnell Creek, British Columbia, Canada

The Company owns 4 mineral claims in the Omineca Mining Division of British Columbia.

5. Capital Assets

	2001		
	Cost	Accumulated amortization	Net book value
Yellowknife land	$ 98,500	$ -	$ 98,500
Yellowknife house	181,400	58,048	123,352
Exploration equipment	291,537	212,670	78,867
Office furniture and fixture	34,988	27,184	7,804
	$606,425	$297,902	$308,523

	2000		
	Cost	Accumulated amortization	Net book value
Yellowknife land	$ 98,500	$ -	$ 98,500
Yellowknife house	181,400	50,792	130,608
Exploration equipment	286,332	192,953	93,379
Office furniture and fixture	27,746	22,584	5,162
	$593,978.00	$ 266,329	$327,649.00

6. Mortgage Loan

	2001	2000
Mortgage loan bearing interest at 7.75% per annum, repayable in blended bi-weekly payments of principal and interest of $656, due January 1, 2003, secured by land and building	$94,192	$103,920
Less: Current portion	(10,268)	(9,727)
	$83,924	$94,193

Required blended payments on the loan are as follows:

Year ending November 30,	
2002	$17,051
2003 (total due if mortgage is not renewed)	84,413
	101,464
Less: Interest	(7,272)
	94,192
Less: Current portion	(10,268)
	$83,924

The carrying amount of the mortgage loan approximates its fair market value.

7. Share Capital

(a) Authorized: 250,000,000 (2000 - 100,000,000) common shares without par value. At the Company's Annual and Extraordinary General Meeting held May 25, 2001, the shareholders approved the increase in authorized share capital from 100,000,000 common shares to 250,000,000 common shares.

7. Share Capital (continued)

(b) Issued:

	Shares	Amount
Balance, November 30, 1999	26,519,358	11,738,503
For cash:		
Private placements, net of share issuance costs of $28,870	4,266,667	758,630
Exercise of stock options	81,000	26,250
Exercise of warrants	1,917,000	426,400
Issued pursuant to flow-through share agreement	900,000	225,000
Balance, November 30, 2000	33,684,025	$13,174,783
For cash:		
Private placement, net of share issuance costs of $23,143	1,637,332	262,457
Exercise of warrants	240,833	48,167
Issued pursuant to flow-through share agreements less share issuance costs of $11,449	5,776,000	1,432,551
Broker's commission	404,320	-
Balance, November 30, 2001	41,742,510	$14,917,958

(c) During the year ended November 30, 2001, the Company:

(i) issued 5,376,000 flow-through units in December, 2000 by way of a brokered private placement for gross proceeds of $1,344,000. The price of each unit is $0.25, being $0.249 for the flow-through share and $0.001 for the warrant. Each unit consists of one flow-through share and one warrant entitling the holder to purchase one common share at $0.30 per share for two years. The proceeds from each flow-through share is to be spent on Canadian Exploration Expenses ("CEE") - $1,338,624.

(ii) issued 400,000 non-flow-through units in December, 2000 by way of a brokered private placement for gross proceeds of $100,000. Each unit consists of one common share and one warrant entitling the holder to purchase one common share at $0.25 per share for two years.

The broker's commission for these two brokered private placements was 7% of the total number of units sold, being 404,320 common shares. In addition, the broker was issued 537,600 Series A warrants and 40,000 Series B warrants. These warrants are exercisable at $0.30 and $0.25 per share, respectively, for two years.

7. Share Capital (continued)

(iii) issued 400,000 flow-through units in December, 2000, by way of a private placement for gross proceeds of $100,000. Each unit consists of one flow-through share and one warrant entitling the holder to purchase one common share at $0.30 per share for two years. The price of each unit is $0.25, being $0.249 for the flow-through share and $0.001 for the warrant. The proceeds from each flow-through share is to be spent on CEE - $99,600.

Warrants from the above three placements may expire earlier if the Company's closing price is $0.50 per share or more for a 15-day consecutive period during the term. The warrant holders would then have 30 days in which to exercise their warrants and all the unexercised warrants would expire on the 31st day.

As at November 30, 2001, the Company has spent all of the CEE flow-through funds of $1,438,224.

(iv) Issued 1,237,332 non-flow through units in September, 2001 by way of a private placement for gross proceeds of $185,600. Each unit consists of one common share and one warrant entitling the holder to purchase one common share at $0.20 per share during the first year and at $0.30 per year during the second year.

(v) repriced 357,000 share purchase warrants from $1.12 to $0.30 per share, subject to early expiry if the Company's closing price is $0.375 or greater for ten consecutive trading days. These warrants expired unexercised on April 3, 2001.

(d) At November 30, 2001, the following warrants remained unexercised:

Number of Shares	Exercise Price	Expiry Date
42,000	$0.25	February 16, 2002
375,000	$0.25	June 30, 2002
1,100,000	$0.35	August 24, 2002
400,000	$0.30	December 21, 2002
5,913,600	$0.30	December 29, 2002
440,000	$0.25	December 29, 2002
1,237,332	$0.20 (1st year)	September 4, 2002
	$0.30 (2nd year)	September 4, 2003
9,507,932		

8. Stock Option Plan

On April 10, 2001, the Company's Board of Directors ("the Board") approved and adopted a Stock Option Plan ("the Plan"). The Plan was established as a compensation incentive to the directors, officers, employees and consultants to continue their involvement with the Company and to increase their efforts on the Company's behalf. The maximum number of shares reserved for issuance under the Plan is 8,101,035 common shares which amount represents 20% of the issued capital of the Company at the date of Board approval of the Plan, of which 4,457,500 shares are currently reserved for issue for stock options granted prior to the adoption of the Plan by the directors of the Company.

During the year ended November 30, 2001, the Company granted stock options for 1,055,000 shares exercisable at $0.20 to $0.30 per share expiring between January 17, 2006 and July 16, 2006. 280,000 previously granted stock options expired unexercised.

As at November 30, 2001, the following stock options remained outstanding:

Number of Shares	Exercise Price	Expiry Date
15,000	$0.30	November 17, 2002
738,500	$0.30	April 20, 2003
1,685,000	$0.30	March 5, 2004
669,000	$0.25	June 29, 2005
100,000	$0.25	August 8, 2005
100,000	$0.30	September 5, 2005
120,000	$0.25	November 14, 2005
150,000	$0.30	January16, 2006
600,000	$0.30	March 1, 2006
305,000	$0.20	July 16, 2006
4,482,500		

9. Related Party Transactions

During the year, the Company was billed $72,550 ($28,000 of which is included in accounts payable) by one director (2000 – $78,150) for technical and professional services. In 2000, the Company paid $85,140 for administrative and office services to a company 50% owned by the Company (Note 3).

10. Income Taxes

(a) A reconciliation of the statutory tax rate to the effective tax rate for the Company is as follows:

	2001	2000
Statutory income tax rate	(45%)	(46%)
Tax loss not benefited	45%	46%
Effective tax rate	-	-

(b) As at November 30, 2001, the Company has non-capital losses, cumulative exploration, development and depletion expenses and undepreciated capital costs of approximately $1,078,000, $6,034,000 and $590,000, respectively, carried forward for tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2002 to 2008. The cumulative exploration, development and depletion expenses and undepreciated capital costs can be carried forward indefinitely.

(c) Exploration expenditures of $1,438,224 incurred during the year in connection with the issue of 5,776,000 flow-through shares (2000 - $225,000; 900,000 flow-through shares) are not eligible to the Company as a deduction for income tax purposes.

11. Part XII.6 Tax Expense

During the year, the Company incurred a tax expense on the monthly unspent balance of flow-through funds from the December, 2000 private placements. This Part XII.6 tax expense was calculated by multiplying the unspent CEE at the end of each month (starting with February, 2001) by the prescribed interest rate (divided by 12) set by Canada Customs and Revenue Agency. The prescribed interest rate between February 28 and June 30, 2001 was 8% and between July 1 and November 30, 2001 was 7%. All the flow-through funds were spent by November 30, 2001.

12. Legal Proceedings

The LA 26-30 mineral claims containing 12,717 acres and the Easy 1, 2 and 3 claims containing 7,747 acres in the Doyle Lake area, Northwest Territories (Note 4(a), were located on ground occupied by earlier claims filed by a third party. The Company asserted these earlier claims had been located in contravention of the Canada Mining Regulations. The Supervising Mining Recorder appointed under the Canada Mining Regulations made a decision dated May 10, 1996 agreeing with the position taken by the Company and the LA 26-30 and Easy 1, 2 and 3 mineral claims were recorded in the name of the Company subject to an appeal filed by the third party pursuant to Section 84 of the Canada Mining Regulations.

On appeal, the Supervising Mining Recorder's decision was overturned by the Assistant Deputy Minister's ('ADM') decision dated November 20, 1997. The Company filed for judicial review by the Federal Court of the November 20, 1997 decision, and on February 24, 1999, that decision was set aside and the Supervising Mining Recorder's May 10, 1996 decision was restored subject to another ministerial review by a person other than the one who conducted the review which was set aside; such new review to be conducted in accordance with the reasons given by the Federal Court. On March 24, 1999, the Company was served with a Notice of Appeal for the appeal of the Federal Court decision to the Federal Court of Appeal. On September 12, 2000, the Federal Court of Appeal set aside the decision of the ADM of Indian Affairs and Northern Development of November 20, 1997 where the ADM overturned the May 10, 1996 decision of the Supervising Mining Recorder. The Federal Court has remitted the matter to the Minister for a redetermination de novo in accordance with the reasons for judgement at a date to be set.

The LA 26-30 mineral claims are subject to the De Beers Agreement.

13. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the years ended November 30, 2001 and 2000.

The Company's total assets are segmented geographically as follows:

	2001	2000
Canada	$5,001,863	$3,839,923
United States	889,620	889,102
	$5,891,483	$4,729,025

14. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable and prepaids, marketable securities, investment and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

15. Commitments

Subsequent to November 30, 2001, the Company entered into a three year operating lease agreement with respect to its office premises. The minimum payments required under the agreement are:

2002	$26,161
2003	27,802
2004	27,802
2005	4,868
	$86,633

16. Subsequent Events

Subsequent to November 30, 2001, the following occurred:

(a) The Company completed a private placement of 1,555,000 flow through shares at $0.10 per share and 425,000 non-flow-through units at $0.10 per unit for gross proceeds of $155,500 and $42,500, respectively. The proceeds from the 1,555,000 flow through shares are to be spent on Canadian Exploration Expenses. Each non-flow through unit consists of one common share and one common share purchase warrant entitling the holder to purchase one common share during the first year at $0.15 per share and during the second year at $0.20 per share.

(b) 42,000 warrants expired on February 16, 2002 unexercised.

(c) The Company entered into an operating lease agreement (see Note 15).

17. Comparative Figures

Certain 2000 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2001.

Exemption #: 82-1209

T. E. Lisle, P. Eng. Geologist.
145 West Rockland Road,
North Vancouver, B.C. V7N-2V8

TSX Venture Exchange,
609 Granville Street,
Vancouver, BC. V7Y 1H1.

British Columbia Securities Commission,
9th Floor, 701 West Georgia Street,
Vancouver, BC. V7Y 3C4.

Alberta Securities Commission,
400, 300-5th Avenue S.W.
Calgary, AB. T2P 3C4.

GGL Diamond Corp.
904-675 West Hastings Street,
Vancouver, BC. V6B 1N2

Dear Sirs,

RE: GGL Diamond Corp. (the "Issuer").
Annual Information Form dated April 23, 2002 ("AIF")

1) I confirm that I, Thomas E. Lisle, Geologist, P. Eng. of 145 West Rockland Road, North Vancouver, BC. V7N 2V8 have prepared a Technical Report entitled "Technical Report on a Till Sampling Program; Till Geochemical Survey; Airborne Magnetic and Electromagnetic Survey; Ground Magnetic and Bathymetric Survey and Diamond Drilling Program on the Courageous Property (CH 10-27 mineral claims); Seahorse Property (CH 2, 3, 4-9, 53, 70-86 mineral claims) and Mackay Property (CAQ 15 to 18 mineral claims) (the "Report").

2) I consent to the use of and references to the use of my name, and to the use of and references to the Report in connection with the AIF of the Issuer.

3) I have read the relevant sections of 4.3.A "Mineral Projects, Principal Property: CH Project Area, NWT, Exploration and Exploration and Development – Courageous, Mackay and Seahorse" in the AIF, and with respect to any part of the disclosure in the AIF purporting to be made on my authority, or to be a copy of or an extract from the Report, I have, after reasonable review, reasonable grounds to believe and do believe that the relevant part of the AIF is a fair and accurate representation of the Report.

4) I hereby consent to the filing of the Report in the public files with the British Columbia Securities Commission, the Alberta Securities Commission, and the TSX Venture Exchange and to their use for obtaining any required regulatory acceptance or approvals in connection with the properties which are the subject matter of the Report.

Yours Truly,

T. E. Lisle, P. Eng.

April 24, 2002

TECHNICAL REPORT

ON A

TILL SAMPLING PROGRAM,
TILL GEOCHEMICAL SURVEY,
AIRBORNE MAGNETIC AND ELECTROMAGNETIC SURVEY
GROUND MAGNETIC AND BATHYMETRIC SURVEY
AND
DIAMOND DRILLING PROGRAM

ON THE

COURAGEOUS PROPERTY, (CH 10 TO 27 MINERAL CLAIMS)
SEAHORSE PROPERTY, (CH 2, 3, 4-9, 53, 70-86 MINERAL CLAIMS),
MACKAY PROPERTY, (CAQ 15-18 MINERAL CLAIMS)

LOCATED IN THE MACKAY LAKE AND COURAGEOUS LAKE AREAS
OF THE
NORTHWEST TERRITORIES

LOCATED BETWEEN
LAT. 64.0128° to 64.4598° LONG 11-.8108° to 111.4480°
UTM.7, 098, 300N -7,1480,00N/478,000E-509, 200E
NTS: 076D02, 03, 06, 07.

REPORT PREPARED FOR
GGL DIAMOND CORP.
904-675 WEST HASTINGS STREET,
VANCOUVER, B.C. V6B 1N2

BY
T.E. LISLE, P. ENG. (B.C.)

DATE: APRIL 15, 2002


Great Bear Lake
NORTHWEST TERRITORIES
Seahorse Claims
Ekati
Diavik
Courageous Claims
MacKay Claims
Yellowknife
Great Slave Lake
BRITISH COLUMBIA
ALBERTA
Wood Bison National Park
GGL Diamond Corp.
Seahorse/Courageous/MacKay Claim Block Location
0 25 50 100
kilometres

TABLE OF CONTENTS

1.0 SUMMARY.

GGL Diamond Corp. initiated the CH project in 2000 and staked a number of claims in the area generally west and southwest of Lac De Gras in the Northwest Territories. Exploration carried out during 2000 and 2001 for diamondiferous kimberlite included till and soil sampling surveys, airborne magnetic and electromagnetic surveys, ground magnetic and bathymetric surveys, limited seismic surveys, and drilling. Much of this work was carried out on the Mackay, Courageous and Seahorse properties. Because of the advanced exploration on these properties, they are considered to be the Principal Properties of GGL Diamond Corp.

Mackay.

The CAQ 15 to 18 claims aggregating 8,587.7 acres comprise the Mackay property. A beach sample collected from a small bay at the north Shore of Mackay Lake in year 2000, following up from a sample reported in assessment files, yielded high concentrations of kimberlite indicator minerals (KIMs). During 2000 and 2001, an exploration program including till sampling and soil sampling surveys, airborne magnetic and electromagnetic surveys, ground magnetic and bathymetric surveys, and a 327 metre drill hole was completed. The failure of the drill test to intersect kiimberlite, and inconsistencies in results of till and beach samples led to the conclusion that further evaluation is required. A program of review augmented by ground geophysical surveys and further sampling is recommended. The estimated cost of much of this initial work is $126,384.98. Costs related to till geochemistry should be estimated after a site inspection and further review of the methodology to be used

Courageous

The Courageous property includes the CH 10 to 27 claims aggregating 45,064.63 acres. During 2000 and 2001, 356 till samples and 336 soil samples were collected and analyzed; 4 ground magnetic and bathymetric surveys were completed; 1220.4 line kilometers of airborne magnetic and electromagnetic survey were flown, and 4 drill holes aggregating 674.81 metres were completed. Kimberlite was not intersected in the drilling. The processing of till samples resulted in the visual identification of 538 KIMs with individual samples containing up to 10 KIMs dominated by garnet with weakly scattered chrome diopside, spinel and olivine grains. The 538 KIMs included: 25 medium, 165 fine and 282 ultra fine garnets; 1 medium, 19 fine and 26 ultra fine chrome diopside grains; 7 medium and 5 ultra fine spinel grains; and 3 medium and 5 fine olivine grains.

An evaluation of the data set indicates that there is 6 areas of interest that require follow up work to determine whether drill targets are present. 5 of these areas require a total of 75 till samples. One area, in the CH 17-18 claims, requires a ground geophysical survey follow up, and a program including 45 line kilometers of magnetic survey and 22.5 line kilometers of Max Min electromagnetic survey is recommended to assess this area. Previous work has shown other areas in the claims to be of interest but sample density and coverage is low. An additional 95 samples would aid in the evaluation of these areas. Previous work has also shown areas of possible interest related to till geochemistry, and provision should be made for limited follow up geochemical survey. The estimated cost to complete the above program is $191,883.18.

Seahorse

The Seahorse property includes 26 claims aggregating 61,980 acres. Work during 2000 and 2001 included 238 till samples; 229 soil samples; 9 ground magnetic and bathymetric surveys; 1 seismic survey; 3,597.9 line kilometers of airborne magnetic and electromagnetic survey, and a drill hole 151.18 metres long. The till samples yielded 408 indicator minerals including: 4 coarse, 37 medium, 140 fine and 159 ultra fine garnets; 1 medium and 3 fine ilmenite grains; 2 medium, 19 fine and 15 ultra fine chrome diopside grains; 7 fine and 7 ultra fine spinel grains and 14 medium olivine grains. Concentrations ranged up to 11 indicator minerals per sample.

An evaluation of the data indicates that there are 7 high priority and 6 medium priority geophysical anomalies on the claims. Three of the high priority anomalies are conspicuous magnetic anomalies on the CH 53claim, one or more of which may be considered for drill testing. The data points to 4 areas, which require follow up work. The four areas are on the CH 7and 8 claims; the CH 70-72 claims; CH 75 claim, and CH 82 claim. To assess the potential of these areas, a total of 138 till and soil samples should be collected, and ground geophysical surveys aggregating 44.5 line kilometers of magnetic survey and 22.5 line kilometers of Max Min electromagnetic survey should be completed. A gravity survey is also recommended for the CH 75 claim.
To assess the potential of other areas in the claims where sample density and coverage is low or lacking, additional sampling programs should be carried out. The number of samples will be determined partly on data review, and on new data that may emerge from earlier work. Provision should also be made for a limited till geochemical survey for those areas shown to be of interest from previous surveys. The estimated cost to complete the above program is $176,721.07.

It is expected that drill targets will be confirmed or developed on one or more of the three subject properties. The amount of drilling will be determined after the initial surveys. Provision should be made for a minimum of 800 metres of NQ drilling at an estimated cost of $280,000.00.

2.1 INTRODUCTION AND TERMS OF REFERENCE.

GGL Diamond Corp. initiated the CH project in 2000 and staked a number of claim groups under that name in the Lac de Gras area of the Northwest Territories. During 2000 and 2001, the company carried out exploration for diamondiferous kimberlite on 8 claim groups and on regional surveys. Much of the exploration effort was directed to the Mackay, Courageous and Seahorse claim groups. Because of the advanced exploration in these areas, these three claim groups have been designated as Principal Properties of GGL Diamond Corp.
The writer has recently compiled a technical report on 8 claim groups of the CH Project for assessment purposes. GGL Diamond Corp. is in the process of organizing an Annual Information Form to be filed with securities regulators. Mr. R. Hrkac, President of GGL Diamond Corp, requested the writer to compile the exploration data on the three subject properties into a technical report that will be included with the company's Annual Information Form.

The sources of information used for the report include all references noted in section 21 'References' to this report. The report conforms to the requirements of 43-101F1

The writer assisted on sampling and/or sample processing programs in the field in August and September 2000, and July and September 2001. He also was involved in the drilling programs that were undertaken during April and September 2001.

3.1 DISCLAIMER.

Exploration work described in this report on the Mackay, Courageous and Seahorse properties has been carried out by a group that includes: Qualified or Professional Engineers or Geoscientists; Non-registered geologists; Experienced field technicians; and field assistants under the direction of senior personnel. The program utilized the services of the Saskatchewan Research Corporation laboratory in Saskatoon; the KMD laboratory in Moscow, and Cominco Engineering Laboratory in Vancouver for till sample processing; The company used the Acme Analytical Laboratory in Vancouver for analyses of the soil samples.

Professional Geoscientists Dr. F. Kaminsky and J Knight have wide experience in diamond exploration and the writer has relied on their technical advice and on the advice of other experienced members of the crew. He has also relied on the data contained in the technical reports noted in the above section, and on the data Produced by the four laboratories. The Yellowknife field office of GGL Diamond Corporation, under the direction of C. Hrkac, B.Sc., has compiled an extensive database on diamond exploration in the Northern Territories and Nunavut. This database is continually being up-dated. The writer has relied on the data in the database, and on the various maps, reports and recommendations prepared by the personnel in the Yellowknife office

4.1 PROPERTY.

The three principal properties of GGL Diamond Corporation covered by this report include:

MACKAY.

Claim	Record	Acres.	Current Expiry	Required Assessment to 2004
CAQ 15 *	F71318	2582.50	April 4/03	10,330.00
CAQ 16 *	F71319	2582.50	April 4/03	10,330.00
CAQ 17 *	F71320	2582.50	April 4/03	10,330.00
CAQ 18 *	F71321	840.20	April 4/03	3,360.80
4		8,587.70		34,350.80

COURAGEOUS

Claim	Record	Acres.	Current Expiry	Required Assessment to 2003
CH 10*	F68821	2582.5	April 6/02	10,330.00
CH 11*	F68822	2582.5	April 6/02	10,330.00
CH 12*	F68823	2582.5	April 6/02	10 330.00
CH 13*	F68824	2582.5	April 6/02	10 330.00
CH 14*	F68825	2582.5	April 6/02	10,330.00
CH 15*	F68826	2582.5	April 6/02	10 330.0
CH 16*	F68827	2582.5	April 6/02	10,330.00
CH 17*	F68828	2582.5	April 6/02	10,330.00
CH 18*	F68829	2582.5	April 6/02	10,330.00
CH 19*	F68830	2582.5	April 6/02	10,330.00
CH 20*	F68831	2582.5	April 6/02	10,330.00
CH 21*	F68832	2582.5	April 6/02	10,330.00
CH 22*	F68833	2582.5	April 6/02	10,330.00
CH 23*	F68834	2582.5	April 6/02	10,330.00
CH 24*	F68835	2582.5	April 6/02	10,330.00
CH 25*	F68836	1162.13	April 6/02	4,648.52
CH 26*	F68837	2582.5	April 6/02	10,330.00
CH 27*	F68838	2582.5	April 6/02	10,330.00
18		45,064.63		180,258.52

SEAHORSE

Claim	Record	Acres.	Current Expiry	Required Assessment
CH 2*	F68813	2582.50	April 6/02	10,330.00
CH 3*	F68814	2582.50	April 6/02	10,330.00
CH 4*	F68815	2582.50	April 6/02	10,330.00
CH 5*	F68816	2582.50	April 6/02	10,330.00
CH 6*	F68817	2582.50	April 6/02	10,330.00
CH 7*	F68818	2582.50	April 6/02	10,330.00
CH 8*	F68819	2582.50	April 6/02	10,330.00
CH 9*	F68820	2582.50	April 6/02	10,330.00
CH 53*	F67477	2582.50	Aug. 2/02	10,260.00
CH 70	F70217	2582.50	Sept. 7/02	10,330.00
CH 71	F70218	2582.50	Sept. 7/02	10,330.00
CH 72*	F70219	2253.00	Sept. 7/02	9,012.00
CH 73*	F70220	2041.00	Sept. 7/02	8,164.00
CH 74*	F70221	2355.00	Sept. 7/02	9,420.00
CH 75*	F70222	2582.50	Sept. 7/02	10,330.00
CH 76	F70223	2582.50	Sept. 7/01	10,330.00
CH 77	F70224	2582.50	Sept. 7/02	10,330.00
CH 78*	F70225	1350.00	Sept. 7/02	5,400.00
CH 79*	F70226	538.00	Sept. 7/02	2,152.00
CH 80*	F70227	1793.00	Sept. 7/02	7,172.00
CH 81*	F70228	2582.50	Sept. 7/02	10,330.00
CH 82	F70229	2582.50	Sept. 7/02	10,330,00
CH 83	F70230	2582.50	Sept. 7/02	10.330.00
CH 84	F70231	2582.50	Sept. 7/02	10,330.00
CH 85	F70232	2582.50	Sept. 7/03	10,330.00
CH 86	F70233	2582.50	Sept. 7/02	10,330.00
26		61,980.00		247,850.00

* Assessment work being filed to advance expiry dates.

The claims are owned 100% by GGL Diamond Corporation. They are filed at the Mining Recorders Office in Yellowknife, and are held under the Canada Mining Regulations administered by Indian and Northern Affairs, Canada. All work is carried out under Land Use Permits obtained by or applied for by the company and is subject to regular inspections. To retain claims in good standing, titleholders are required to perform annual exploration work on the claims equal to $2.00/acre. Work has been completed and will be filed on all of the properties to advance the expiry dates of the claims with the following exceptions. Work has not been completed on the Seahorse CH 70, 71, 76, 77, 82, 83, 84, 85, and 86 claims. These claims have an anniversary date of September 7, 2002.

There are no known kimberlite bodies, mineral resources or reserves, or old mining infrastructure on any of the properties. The mineral claims have not been legally surveyed.

4.2) LOCATION

The Mackay property is located on the north shore of the westerly end of Mackay Lake approximately 230 kilometres northeast of Yellowknife. The property comprises a contiguous block of recorded claims within or close to UTM Coordinates (NAD 27, Zone 12) 478,100E-486, 600 E and 7,098,300N-7,102,800N. NTS 076D03.

The Courageous property is approximately 6 kilometres southwest of the southernmost lobe of Lac de Gras and 16 kilometres northeast of the Mackay Property. The claims are within or near UTM Coordinates (NAD 27, Zone 12) 494,400E-509, 200 E and 7,116,000N-7129,800 N. NTS. 76/D/02, 03, 06, and 07.

The Seahorse property is about 5 kilometres southwest of the southwest end of Lac de Gras and about 9 kilometres north of the Courageous property. The property is within or close to UTM Coordinates (NAD 27, Zone 12) 481,700E-504,500 E and 7,134,250N-7,148,000N. NTS. 076D06, and 07.

5.0) ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, PHYSIOGRAPHY.

The claims cover undulating highly glaciated terrain north of the tree line with elevations commonly between 400 to 500 metres above sea level. The terrain is typically marked by tundra grasses and, mainly in the drainage valleys, by low brush and rarely very small scrubby spruce. Lakes and small peat bogs are common. Eskers or esker remnants, beach remnants or glacial features are also present. Much of the field programs take place in the snow free period that, with variation, lasts from about July to early October. Drilling normally is carried out in the late winter and early spring.

There is no developed infrastructure in the area. The exploration work described in this report was helicopter supported from the Tree Line Lodge, a permanent camp located at the old mine site of Salmita on Mathews Lake, approximately 15 kilometres to the southwest of the Courageous property. An airstrip capable of handling aircraft up to Hercules size is situated about 9 kilometres to the southeast of the camp. The camp was supplied and supported by fixed wing aircraft from Yellowknife NWT, located about 240 kilometres to the southwest.

6.0) HISTORY.

The first kimberlite body found in the central section of the "Slave Craton" was discovered in 1991 by DiaMet Minerals Ltd. and BHP Ltd. near the north shore of Lac De Gras. Since that time, one or more large kimberlite fields have been developed in the area. One large Diamond Mine (Ekati) has been brought to production and a second large Diamond Mine (Diavik) will be brought to production in 2003. Following initial discoveries, numerous mining exploration companies evaluated much of the Lac De Gras area, and large sections of the "Slave Craton" for diamond potential. This activity waned around 1998 and large areas around Lac De Gras again became available for staking. Personnel from GGL Diamond Corp. researched the NWT assessment file database in Yellowknife, and determined the following recent history:

<u>Mackay</u>. 1992. Report 83289. Geomaque and Kennecott collected 6 till samples and flew a high level airborne Geoterrex survey at 200 M line spacing.

<u>Courageous</u>: 1992. Report 83278. Winspear Ltd. collected 55 till samples, carried out a Digem Airborne survey at 200 m line spacing, completed a limited ground survey, and drilled 3 holes on the southern section of the Courageous block.
1991. Reports 83254, 83440 and 83772. Monopros collected 145 till samples and carried out an airborne Geoterrex geophysical survey at 250 m line spacing. The CH 15 claim was covered in this work.
Between 1991 and 1996 the CH 10-14 claim area was included in both a Kennecott program and a Monopros program that included 51 till samples and a Geoterrex airborne geophysical survey at 250 m line spacing and a Dighem survey at 150 M line spacing (Reports 83254, 83750 and 83953).

<u>Seahorse.</u>
Between 1991 and 1996, the claim area was included in a large area explored by Kennecott and Monopros Ltd. Work included 250 m line spaced Geoterrex airborne geophysical surveys, 150 M line spacing Dighem airborne surveys and till sampling (Reports 83440, 83254, 83772, 83750, 83953)

The CH project area was considered attractive for further examination for the following reasons.

1) Much of the early work had focused on the South African kimberlite model assuming large pipe dimensions and significant indicator trains.
2) Early airborne surveys were flown with line spacing of 150 metres or more in width. Many of the kimberlite intrusions discovered in the Slave Craton to date are small and could easily be missed with the above spacing.
3) Background assessment data indicated a wide scattering of positive indicator minerals in the area, with some areas having a low sample density.
4) Some kimberlite intrusions in the Slave Craton have no or very limited geophysical expression, and some of the intrusions have limited indicator mineral expression.
5) Other companies had discovered a number of kimberlite intrusions in the Lac De Gras area close to the Seahorse claim area.

7.0). GEOLOGICAL SETTING.

The CH claim project area is underlain by an assemblage of Archean intrusive rocks, and by metasedimentary and metavolcanic rocks of the Yellowknife Supergroup. All of the older rocks are intruded by swarms of diabase dykes. The dominant set is the MacKenzie dykes that mainly trend north-northwest. Other sets include the Malley dykes that trend northeast; the McKay dykes that trend east northeast; and the Lac De Gras dykes that commonly trend north northeast. Detailed mapping has not been undertaken on any of the claim groups, however dykes are normally well marked as linear anomalies on airborne magnetic maps. The project area lies to the southwest and west of Lac de Gras where one or more large fields of kimberlite intrusions have been discovered.

The Lac De Gras surficial geology map shows that much of the bedrock to the south of the west end of Lac De Gras is covered with thin, up to 2.0 metres thick, till veneers with localized areas obscured by till blankets from 2.0 to 10.0 meters thick. Further to the south and southwest, till blankets are more common. Ribs of granitoid and metasedimentary and metavolcanic rocks are present in areas of thin surface cover, and commonly trend northwest to west, and westerly near Courageous Lake to the south. Four ice-flow directions are recorded:
a) The oldest ice direction trends southwest. b) The second oldest ice direction trends west. c)The dominant ice-flow direction is northwest to north-northwest throughout much of the area, swinging to west near Winter Lake on the west. d) Evidence of the youngest flow is found north of Aylmer Lake where it trends southwest, and to the north of Winter Lake where it trends west. In addition to the above, striations at a few widely scattered points are also recorded within a few degrees of north or south.

A major trunk esker is present north of Lac De Gras where it trends northwest to west. A second major esker is present near Courageous Lake on the south shore where it trends westerly. At the property level, remnants of other eskers are evident, as are areas of rewashed sand and gravel that likely mark the sites of former eskers or beaches.

8.0) DEPOSIT TYPES.

The exploration described in this report has been designed to search for diamondiferous kimberlite intrusions. The intrusions are commonly pipe-like but can be highly variable in outline. An underground deposit currently being readied for production at Snap Lake to the south of Lac De Gras confirms that narrow dyke or sill like kimberlite bodies are also important targets. Kimberlite intrusions in the Slave Craton occur in granitic rocks and in metamorphic rocks of the Yellowknife Supergroup and are often found beneath lakes. The kimberlite contains a specific suite of indicator minerals that includes pyrope garnets, chrome diopside, ilmenite and spinel. During glaciation, these minerals are dispersed from the host and commonly, but not always, form indicator mineral trains down-ice of the source. The intrusions commonly, but not always, have a magnetic and or electromagnetic signature that may be distinct or vague. For these reasons, wide-ranging till sample programs, and airborne and or ground geophysical surveys are often used in the search for kimberlite.

9.0) MINERALIZATION.

Exploration carried out on the subject properties to date has not identified kimberlite. The properties are currently in the exploration stage.

10.0) EXPLORATION.

Work Program	Mackay	Courageous	Seahorse
Till Samples. (Includes Regional samples at Mackay)	109/76*	356	238
Soil Samples Analyzed	27	336	229
Ground Magnetic and Bathymetric surveys.	1	4	9
Airborne Magnetic/Electromagnetic surveys. Km.	272.40	1220.40	3597.90
Drill Holes. Number/metres.	1/327	4/674.81	1/151.18
Seismic Survey	None	None	1
Anomaly Ground and Air checks	6	42	106

* Visual indicator mineral results of 76 till and beach samples are included in Table 1 below. Those samples not included are regional samples well removed from the Mackay Claim area.

10.1) SURVEY RESULTS:

Mackay.

109 till and beach samples were collected either from wide ranging regional sampling programs mainly southwest of the claim area, or from within a kilometer or two of a small bay on the north shore of Mackay Lake. For purposes of the assessment, 76 samples were submitted that included 46 till and beach samples from the claim area and 30 regional samples. The 76 samples yielded 217 visual indicator minerals including 17 medium size fraction (0.50mm to 1.00mm); 95 fine size fraction, (0.25mm to 0.50mm); and 71 ultra fine garnets; (0.18mm to 0.25mm) garnets; 1 fine ilmenite, 6 medium, 6 fine and 4 ultra fine chrome diopside, 2 coarse (>1.0mm), 1 medium, 8 fine and 6 ultra fine spinel, and 10 medium and 1 fine olivine grains. Probe results confirmed 207 of the indicator minerals including 17 medium, 95 fine, 63 ultra fine garnets; 6 medium, 6 fine and 4 ultra fine chrome diopside; 2 coarse, 2 fine and 2 ultra fine spinel; and 9 medium and 1 fine olivine grains

Most of the interest in the Mackay claims is centered on the small bay where a year 2000 beach sample 725-01-3115, following up on a positive sample reported in Assessment report 83289, yielded 80 garnets, 4 chrome diopside and 5 chrome spinel grains. A series of 6 panned samples collected from the beaches around the bay during the main till sampling program in July 2001 failed to support the anomalous sample. One of the beach samples taken about a kilometer east of the bay yielded 2 pyrope garnets. Most of the till samples collected during this program yielded low concentrations of indicator minerals, but three samples located to the northwest and north northwest of the bay yielded 4, 3 and 5 indicators minerals respectively.

A third series of samples collected in September 2001, and processed at the SRC Laboratory included 2 till samples and 7 beach samples. One of the till samples 725–12-1912 taken from high ground immediately west of the bay yielded 5 pyrope garnets. The second till sample, 725-12-1916 taken from a till exposure in the area of sample 725- 01-3115 contained 3 pyrope garnets. Four of the beach samples were taken as close as possible to the sites sampled in the July 2001 program. Three of the four beach samples, and sample 725-12-1957 taken from the area of the original sample 725-01-3115 contained from 13 to 18 indicator minerals. One of these samples, 725-12-1918 taken from the beach about a kilometer east of the bay contained 18 indicator minerals. These results have implications for exploration.

The geophysical data revealed a magnetic anomaly in the central section of the bay, and a nearby electromagnetic anomaly, either of which could be considered to reflect possible sources. A drill hole completed to investigate these features was unsuccessful in locating a source for the indicators.

Courageous.
The processing of 356 till samples resulted in the visual identification of 538 kimberlite indicator minerals including 25 medium, 165 fine and 282 ultra fine garnets; 1 medium, 19 fine and 26 ultra fine chrome diopside grains; 7 fine and 5 ultra fine spinel grains and 3 medium and 5 fine olivine grains The probe data confirmed 523 of the indicator minerals including 28 medium, 164 fine and 277 ultra fine garnets; 1 medium, 18 fine and 25 ultra fine chrome diopside, 2 fine spinel and 3 medium and 5 fine olivine grains.

Individual samples contain up to 10 kimberlite indicator mineral grains dominated by garnet with weakly scattered chrome diopside, spinel and olivine grains. Sample sites with higher mineral indicator counts are widely scattered throughout the claim block and locally, as in the CH 17 claim area, appear to be part of mineral indicator trains. Some of the sites with higher counts may be part of low count trains however it will be necessary to increase the density of sampling along trend of these sites to assess their merit. Attention should be directed to the surficial geology of the claim block to aid in the interpretation of the data.

Seahorse.
Processing of 238 till samples yielded 408 indicator minerals including: 4 coarse, 37 medium, 140 fine and 159 ultra fine garnets; 1 medium and 3 fine ilmenite grains; 2 medium, 19 fine and 15 ultra fine chrome diopside grains; 7 fine and 7 ultra fine spinel grains and 14 medium olivine grains. The probe data confirmed 381 of the indicator minerals including: 4 coarse, 36 medium, 134 fine and 152 ultra fine garnets; 1 fine ilmenite; 3 medium, 17 fine and 16 ultra fine chrome diopside; 2 fine and 3 ultra fine spinel and 13 medium olivine grains.

Individual samples have concentrations ranging up to 11 indicator minerals per sample. Some of the samples from the CH2 and 3 claims have elevated counts of indicator minerals and appear to support the higher counts from that area shown in assessment records.

10.2) INTERPRETATION.

The CH Project area is underlain by an assemblage of Archean intrusive rocks, and by metamorphosed sedimentary and volcanic rocks of the Yellowknife Supergroup. The airborne geophysical data has not been reviewed in detail in the context of the regional geology, but in the areas worked, three general points were noted.

1) The intrusive units in the area are varied in texture and composition. Some of these units, as in the eastern section of the Courageous claim group, exhibit a distinct magnetic signature. At this location, the intrusion is marked by elevated magnetic background that is relatively distinct from the low, highly uneven background of the area to the west that is underlain by metasedimentary rocks.
2) The electromagnetic data indicates linear trends, or chains, of electromagnetic anomalies that appear to mark areas underlain by metasedimentary rocks. Drilling has shown that these zones partly reflect stratigraphic horizons within the metamorphic assemblage.
3) Diabase dykes are present in the district, and commonly are marked by distinct linear magnetic anomalies.

Mackay.
Granitic rocks, with local evidence of metamorphic rocks of the Yellowknife Supergroup, underlie sections of the bay area where the anomalous indicator minerals had been located. The geophysical data shows a number of scattered magnetic and electromagnetic anomalies that may be significant with respect to kimberlitic exploration.
There are a number of inconsistencies in the beach and till sample results as shown in the above section. These differences pose difficulty in arriving at a satisfactory explanation for the location of the indicator minerals in the bay, and of interpreting a source. At different times of the year, the beach(s) can have a dark to purplish cast reflecting the high concentration of garnets in the sand. At other times, perhaps related to water level, wave action or a combination of both along with lake bottom topography, the colour is absent

which may be a partial explanation of the variation in sample results. Evidence of indicator minerals on beaches outside of the bay adds a new dimension to the area and it will be necessary to re evaluate and expand the data set to arrive at sound conclusions.

Courageous.
Intrusive rocks that are reasonably well outlined by magnetic data underlie the eastern section of the property. The western section of the property is underlain by a metamorphic assemblage of metagreywacke and mudstone (argillite), intruded by diabase dykes. Some of the argillaceous horizons are graphitic, and some contain narrow intercepts of pyrrhotite and pyrite. Both of these factors contribute to a large number of geophysical anomalies in the area adding complexity to the data set.

An analyses of sample data including type, chemistry, grain morphology and surficial geology indicates that there are 6 areas with low to moderate indicator mineral counts that require better definition.

1) CH 25-27 claims. A cluster of samples with low-counts of indicator minerals is present. Magmatic textures are also evident, and a sample with a G-10 garnet is present about 3.0 km down-ice.
2) CH 23-24 claims. Includes a small area of samples with low-count indicator minerals. Magmatic texture(s) are present. A nearby geophysical target with a weak 56,000Hz anomaly and an offset circular magnetic low may indicate a possible source.
3) CH 16-17 claims. This area is underlain by metamorphic terrain and had 4 drill holes completed in 2001. Previous sampling has partly outlined a low-count indicator mineral train. A geophysical anomaly is present close to the head of the train and requires further definition.
4) CH 10-13 claims. This area includes a weak train with low count indicator minerals containing 2 olivene grains.
5) CH 18 claim. The area contains a pyrope garnet with a kelyphytic rim.
6) CH 12 claim. North boundary. Sample contains 4 pyropes with magmatic textures.

There are also a number of other areas in the claims that the current sample pattern does not adequately test and additional sampling will be required.

Seahorse
An assemblage of metasedimentary rocks underlies the eastern claim area, and the western claim area is underlain by large intrusive masses and by metavolcanic and metasedimentary rocks. An evaluation of the data indicates that there are 6 geophysical features defined as medium priority, and 7 geophysical features defined as high priority targets. Three of the high priority targets are conspicuous magnetic anomalies on the CH 53 mineral claim, one or more of which might be considered for drill testing. There are also 4 specific areas that include some of the geophysical anomalies that require follow up work. These include:

1) CH 7-8 claims. The area is part of a long low count northwesterly train that is partly marked by eskers and meltwater scours. Previous sampling had shown elevated indicator mineral counts in the CH 2, 71, 72 claim area to the northwest. The area of interest is marked by a G-10 ratio cutoff, coarse garnet cut off, kelyphytic rim cut off, chrome diopside and magmatic texture cut off, and 1 high prority and 2 medium priority geophysical targets.
2) CH 70 to 72 claims. The area appears to reflect a cut off to a poorly defined train that is thought to extend northwest to the Starfish property. A medium priority geophysical target is also present.
3) CH 82-claim. This is an isolated sample on a topograpgic high that may be part of a weak train that appears to be cut off up-ice. 6 mantle indicator minerals and a medium priority geophysical target are present. A high priority geophysical target has been identified further to the north on this claim.
4) CH 75claim. There is a high priority geophysical anomaly located near the north border of the property.

There are other areas within the claims including linear trends that because of sample density do not have the same significance as the above. With further work, these zones could develop into important targets.

10.3) Personnel.
Till and soil samples were collected by the following:
Contractors/Consultants. T.E. Lisle, P. Eng., Dr. F. Kaminski, P. Geo, J. Knight, P. Geo.
Company President, Director: Ray Hrkac.
Yellowknife Field Manager/ Consultant: C. A. Hrkac, B.Sc.
Employees: K. Frew; C. Scherba; M. Routley; J. Hamm.

The Till samples were processed by:
-The KMD Laboratory in Moscow, Russia. The laboratory is co owned by Dr. F. Kaminsky, and two directors of the Institute of Diamonds. There is no procedure for the certification of mineralogical laboratories in Russia.
-Saskatchewan Research Council-Saskatoon. The laboratory is certified for conventional assaying but is not currently certified for indicator minerals and diamonds. The laboratory is in the process of applying for accreditation under the Standards Council of Canada.
-Cominco Engineering Laboratory, Vancouver, B. C. The Cominco Laboratory is certified in other analytic work but is not presently certified for indicator minerals and diamonds.
-Indicator minerals were either picked at the KMD Laboratory in Moscow, or were picked in Smithers B.C by Consultant J. Knight, P. Geo.
-Acme Analytical Laboratories Ltd. Vancouver, B.C. (ISO 9002 certified) analyzed the soil samples.

M. McClelland, B Sc, carried out the ground magnetic and bathymetric surveys under the direction of C. Hrkac, B Sc, Geologist. He is also responsible for data processing. The Airborne magnetic and electromagnetic Dighem surveys were contracted to Fugro Airborne Surveys Ltd. of Mississauga, Ontario. Whytecliff Geophysics Ltd. of Vancouver, B.C. carried out an experimental seismic survey over a lake on the Seahorse CH 2 mineral claim.

10.4) Sample Reliability and Uncertainty.
The surficial geology of the subject properties is complex and this complexity can lend uncertainty the interpretation of exploration data. The simple single stage model for the ice dispersion of indicator minerals from a kimberlite into a well-defined symmetric narrow linear train does not take these complexities into account. During ice dispersion, the ice movement direction may change. The simple train may thus become widened, dispersed or destroyed. During the melt stage of glaciation, glaciofluvial action may disperse, or concentrate the indicator minerals or bury and remove their host material. During the post-glacial stage, fluvial and lacustrine action can further concentrate or disperse the indicators and further bury or remove the indicator bearing material.

This problem can be severely complicated when there are multiple overlapping trains as occurs in the Lac De Gras area. The Seahorse and Courageous properties are southwest of one or more kimberlite fields in the Lac de Gras area and it is possible that some of the indicator minerals shed from the kimberlite bodies in that area during glaciation may have found their way into or close to the subject claim blocks. The dominant ice direction in the Courageous and Seahorse claims appear to support separate source areas, however the interpretation of the data from this environment can be complicated.

Another area of uncertainty lies in the lack of consistency of sample data available from the previous data sets. Although all companies use basically the same exploration methods to locate kimberlite using indicator minerals, there are points of discretion in the technique. For example, companies can sample different materials, use different sample sizes, process for different indicator sizes, and report their results over different size ranges. These differences mean that the comparison of results between companies is not simple.

11.0). DRILLING.

Six drill holes aggregating 1152.99 metres were completed on the subject properties as shown in above section on exploration. The drilling was contracted to J.T. Thomas Drilling Limited (now Major Drilling Ltd.). The drilling program used a Major 3000 hydraulic drill to recover NQ2 size core using synthetic drill bits and shells. The drill holes were spotted with GPS equipment and drill moved to and from sites with helicopter. The drill core was flown to the Salmita Camp where it was logged, and the recoveries estimated and magnetic susceptibilities recorded. The core is presently stored in the Salmita Camp core racks. The drill holes were laid out to investigate geophysical targets partly supported by indicator minerals and bathymetric data. The drill hole at Seahorse was supported by seismic data. Kimberlite was not identified in any of the drill holes.

Mackay. A 327 metre long drill hole was collared to test magnetic and electromagnetic anomalies in the bay where the sample containing the anomalous indicator minerals had been collected. The hole encountered an assemblage including granite and pegmatite with narrow intervals logged as matagreywacke or argillaceous metagreywacke. The upper section of the hole was locally well broken and oxidized and the core exhibited weak to locally moderate clay and chlorite? alteration. Magnetite was more common in the lower section of the hole and is believed responsible for the magnetic anomaly. The electromagnetic feature is unexplained.

Courageous. Four holes aggregating 674.81 metres were drilled on the CH 17-16 area to investigate a number of magnetic and electromagnetic anomalies supported by low count indicator minerals. All of the holes cut a gradational assemblage of metagreywacke and argillite (mudstone). Narrow graphitic mudstone horizons were encountered in all drill holes and are believed to be responsible for the electromagnetic anomalies. Some of these units locally contained up to 15% pyrrhotite, pyrite and traces of chalcopyrite over a few centimeters.

Seahorse. A 151.18 metre drill hole was completed on a target on the CH 2 claim. The target was marked by a magnetic and bathymetric low, a seismic reflector, and at some distance to the northwest, a number of samples containing positive indicator minerals. The hole encountered coarse-grained monzogranite with narrow pegmatite intervals.

12. SAMPLING METHOD AND APPROACH.

12.1) Sampling Methods: Sampling programs on the three subject properties were designed to highlight trends and to possibly point to sources of indicator minerals. Two or four man field crews mobilized to and from the field by helicopter carried out the work. Samples were taken at predetermined sites or traverses, but final selection of sites was determined by quality of sample material. The locations of the samples, determined by GPS and by chain and compass, were recorded in field notes along with detailed notes on the character and environment of the samples. This data was also stored in the GPS units for downloading to computers. Till geochemistry is increasingly being used as a tool in the search for kimberlite and for this reason soil samples of the sampled till were also collected from the sample sites. All samples were transported to the camp where they were catalogued and readied for processing or shipment.

Mackay:
109 till and beach samples, including 63 regional samples mainly from the area to the south and southwest of the claims, were collected from the Mackay Lake area. The regional samples were collected mainly from eskers systems in an attempt to establish trends and source areas. The initial beach sample taken at Mackay in year 2000 (725-01-3115), following up on a positive sample reported in assessment files, yielded 80 pyrope garnets, 4 chrome diopside, and 5 chrome spinel grains. 46 samples, including 725-01-3115, were collected mainly in the CAQ 15-16 claim area either as follow-up beach samples, or as till samples. The till samples were collected mainly from short northerly trending fences with 150 metre sample spacing with the view to tracing possible sources and defining cut offs. (See section 12.5, Table 1 for sample lists and Visual indicator results.)

Courageous:
The initial sampling carried out at Courageous included north-south traverses through the central claim area and along the east and west boundaries of the claims. Initial sample spacing was at 250 metres. Follow-up sampling within the claims included shorter sample fences of the same trend but sample spacing was reduced to 100 or 150 metres. This work included 356 till samples and gave wide spaced coverage to most of the claims. (See section 12.5. Table 2 for sample lists with visual indicator results).

Seahorse.
Wide northeasterly trending sample fences up to 3.5 kilometres apart with sample spacing of 250 meters were initially completed across the dominant ice direction. Follow up sampling mainly along the same trend reduced sample spacing to 100 or 150 metres. This program involved 238 till samples and gave reasonable coverage to most of the CH 2 and 3 and 4 to 9, 53, 75 80 and 81 claims.(See section 12.5. Table 3 for sample lists with visual indicator results).

The ground surveys on the subject properties were carried out between July 30 and August 29. Bathymetric and magnetic data were collected from 1 lake survey at the Mackay property, 4 lake surveys at the Courageous property and 9 lake surveys at the Seahorse property. Two of the targets at Courageous, all targets at Seahorse and the target at Mackay were subsequently covered by the low-level airborne surveys.

The airborne surveys were targeted on areas where preliminary till sample data and background data had shown encouraging results. The surveys were flown at 50 metre line spacing giving reasonably detailed coverage. The survey procedures and parameters are believed similar to those used by other companies involved in diamond exploration in the Slave Province.

12.2) Recovery Factors.
To speed turnaround between sample collection, and sample reporting, a decision was made at the outset of exploration on the subject properties in 2000, to process till samples by a combination washing, screening, de sliming and panning in the field, followed by laboratory processing of the concentrate. As a check on this procedure, a series of duplicate samples were routinely collected and shipped directly to the Saskatchewan Research laboratory in Saskatoon for full laboratory processing, to be followed by upgrading at the Cominco Laboratory in Vancouver. It was expected that the two processes might yield different results. The laboratory data confirmed that the field processing generally yielded lower counts of indicator minerals. This fact, and those factors discussed in section 10.4 to this report, that could bring uncertainty were kept in mind during interpretation of the data.

12.3) Sample Quality.
Samplers were required to make detailed notes on the character and environment of the sample locations, and to judge the quality of the samples collected. To the extent that the Quaternary geology and history of the area is understood, the samples collected are believed to be representative of the area.

12.4) Rock Type and Geological Control.
Exploration for kimberlite, unlike conventional base and precious metal exploration, relies heavily on wide-ranging till sampling surveys and on airborne geophysical surveys. The presence and type of outcrops found during the sampling programs are noted, but detailed mapping is not always carried out.

12.5)	Table 1. Mackay.	Visual indicator minerals from till samples.
	Table 2. Courageous.	Visual indicator minerals from till samples.
	Table 3. Seahorse.	Visual indicator minerals from till samples

GGL Diamond Corp.

MacKay - Visual Indicator Minerals fromTill Samples
Table 1

4/18/2002

GerleCode	CG	MG	FG	UG	XG	CI	MI	FI	UI	XI	CD	MD	FD	UD	XD	CS	MS	FS	US	XS	CO	MO	FO	UO	XO	Processed	Picked
725-01-3115	0	3	33	44	0	0	0	0	0	0	0	0	1	3	0	2	1	1	1	0	0	0	0	0	0	KMD	KMD
725-01-3116	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-08-0140	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0142	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0144	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0146	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0148	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0150	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0152	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0154	0	1	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0156	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0158	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0160	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0162	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0164	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0166	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0168	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0170	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1567	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1568	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1569	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1570	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1571	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1572	0	0	1	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1573	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1909	0	1	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1910	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	2	0	0		SRC	KMD
725-12-1911	0	1	11	2		0	0	0	0		0	0	0	0		0	0	0	0		0	3	0	0		SRC	KMD
725-12-1912	0	0	1	4		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1914	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1915	0	2	8	5		0	0	0	0		0	0	0	0		0	0	1	4		0	0	0	0		SRC	KMD
725-12-1916	0	2	1	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1918	0	5	7	0		0	0	0	0		0	5	1	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1919	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1920	0	0	0	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1941	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1943	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1945	0	0	1	0		0	0	0	0		0	0	0	0		0	0	0	0		0	1	0	0		SRC	KMD
725-12-1947	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	1	0	0		SRC	KMD
725-12-1949	0	0	1	0		0	0	0	0		0	0	1	1		0	0	0	0		0	1	1	0		SRC	KMD
725-12-1951	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	2	0	0		SRC	KMD
725-12-1953	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1955	0	0	2	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1957	0	0	9	5		0	0	0	0		0	0	0	0		0	0	3	1		0	0	0	0		SRC	KMD
727-01-3277		0	1		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-01-3279		0	0		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-01-3281		0	0		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-01-3283		0	0		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-01-3285		1	4		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-01-3287		1	3		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-01-3313		0	0		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-01-3323		0	0		0		0	0		0		0	0		0		0	2		0						SRC	John Knight
727-01-3325		0	0		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-01-3327		0	0		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-01-3329		0	0		0		0	0		0		0	1		0		0	0		0						SRC	John Knight
727-01-3331		0	0		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-01-3335		0	1		0		0	0		0		0	0		0		0	1		0						SRC	John Knight
727-01-3337		0	1		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-01-3339		0	0		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-01-3343		0	0		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-01-3345		0	1		0		0	1		0		0	0		0		0	0		0						SRC	John Knight
727-01-3347		0	0		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-40-0257		0	0		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-40-0259		0	2		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-40-0291		0	0		0		0	0		0		0	0		0		0	0		0						SRC	John Knight

GGL Diamond Corp. | MacKay - Visual Indicator Minerals fromTill Samples | 4/18/2002

Table 1

GerleCode	CG	MG	FG	UG	XG	CI	MI	FI	UI	XI	CD	MD	FD	UD	XD	CS	MS	FS	US	XS	CO	MO	FO	UO	XO	Processed	Picked
727-40-0293		0	0		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-40-0295		0	0		0		0	0		0		0	1		0		0	0		0						SRC	John Knight
727-40-0297		0	0		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-40-0299		0	1		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-40-0301		0	1		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-40-0303		0	0		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-40-0307		0	1		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-40-0309		0	4		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
727-40-0311		0	0		0		0	0		0		1	1		0		0	0		0						SRC	John Knight
727-40-0313		0	0		0		0	0		0		0	0		0		0	0		0						SRC	John Knight

First Letter = Fraction
Second Letter = Mineral

CG = Coarse Garnets >1.0mm
MI = Medium Ilmenites 0.5 - 1.0mm
FD = Fine Diopside 0.25-0.5mm
US = UltraFine Spinel <0.25mm
XO = Unknown Fraction Olivine

GGL Diamond Corp.

Courageous - Visual Indicator Minerals fromTill Samples
Table 2

4/18/2002

GerleCode	CG	MG	FG	UG	XG	CI	MI	FI	UI	XI	CD	MD	FD	UD	XD	CS	MS	FS	US	XS	CO	MO	FO	UO	XO	Processed	Picked
725-01-2892	0	0	1	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2894	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2896	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2898	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2900	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2902	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2904	0	0	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2906	0	0	1	2	0	0	0	0	0	0	0	0	1	1	0	0	0	0	1	0	0	0	0	0	0	KMD	KMD
725-01-2908	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2910	0	0	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2912	0	0	1	5	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2914	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2916	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2918	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2919	0	0	3		0	0	0	0		0	0	0	2		0	0	0	0		0						SRC	John Knight
725-01-2921	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2923	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2925	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2927	0	0	2	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2930	0	0	1	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2932	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2934	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2936	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2938	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2940	0	0	2	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2942	0	1	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1	0	0	KMD	KMD
725-01-2944	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2946	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2948	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2950	0	0	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2952	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2954	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2956	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2958	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2960	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2962	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2963	0	0	0		0	0	0	0		0	0	0	1		0	0	0	0		0						SRC	John Knight
725-01-2965	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2967	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2969	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2971	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2973	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2975	0	0	1	3	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2977	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2979	0	0	3	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2981	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2983	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2985	0	1	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2987	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2988	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0						SRC	John Knight
725-01-2990	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2992	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2994	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2996	0	0	1	4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2998	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3000	0	0	0	3	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3002	0	0	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3004	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3006	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3007	0	0	1		0	0	0	0		0	0	0	2		0	0	0	0		0						SRC	John Knight
725-01-3009	0	0	2	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3011	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3013	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3015	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3016	0	0	2		0	0	0	0		0	0	0	0		0	0	0	0		0						SRC	John Knight

GGL Diamond Corp.

Courageous - Visual Indicator Minerals fromTill Samples
Table 2

4/18/2002

GerleCode	CG	MG	FG	UG	XG	CI	MI	FI	UI	XI	CD	MD	FD	UD	XD	CS	MS	FS	US	XS	CO	MO	FO	UO	XO	Processed	Picked
725-01-3018	0	1	1	1	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3020	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3022	0	0	1	3	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3024	0	0	0	2	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3026	0	0	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3028	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3030	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3032	0	0	0	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3034	0	0	2	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3036	0	0	0	3	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3038	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3039	0	0	3		0	0	0	0		0	0	0	0		0	0	0	0		0						SRC	John Knight
725-01-3041	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3043	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3045	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	KMD	KMD
725-01-3047	0	0	1	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3049	0	0	2	4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3051	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3053	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3055	0	0	1	3	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3057	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3059	0	0	0	3	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3061	0	1	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3063	0	0	1	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3065	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0						SRC	John Knight
725-01-3066	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3068	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	KMD	KMD
725-01-3070	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3072	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3074	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3076	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3078	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3080	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3082	0	0	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3084	0	1	2		0	0	0	0		0	0	0	0		0	0	0	0		0						SRC	John Knight
725-01-3085	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3087	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3089	0	0	1	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3091	0	0	1	5	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3093	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3095	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3097	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3509	0	0	0	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3511	0	0	1	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3513	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3515	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3517	0	0	1	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3519	0	0	1	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3521	0	0	0	0		0	0	0	0		0	0	0	1		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3523	0	0	0	0		0	0	0	0		0	0	0	1		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3525	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3527	0	0	1	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3529	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3531	0	0	1	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3533	0	0	1	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3535	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3537	0	0	2	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3539	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3575	0	0	0	0		0	0	0	0		0	0	0	1		0	0	0	0		0	0	0	0		SRC	KMD
725-01-3577	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	1	0		SRC	KMD
725-01-3579	0	0	0	0		0	0	0	0		0	0	1	0		0	0	0	0		0	0	1	0		SRC	KMD
725-01-3581	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-01-3583	0	0	1	0		0	0	0	0		0	0	1	0		0	0	0	0		0	0	0	0		SRC	KMD
725-01-3585	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-01-3587	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD

GGL Diamond Corp.

Courageous - Visual Indicator Minerals fromTill Samples
Table 2

4/18/2002

GerleCode	CG	MG	FG	UG	XG	CI	MI	FI	UI	XI	CD	MD	FD	UD	XD	CS	MS	FS	US	XS	CO	MO	FO	UO	XO	Processed	Picked
725-01-3589	0	0	1	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-01-3591	0	0	0	0		0	0	0	0		0	0	1	0		0	0	0	0		0	0	0	0		SRC	KMD
725-01-3593	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-01-3595	0	0	2	4		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-01-3597	0	0	1	0		0	0	0	0		0	0	0	0		0	0	0	0		0	1	0	0		SRC	KMD
725-01-3599	0	1	1	1		0	0	0	0		0	0	0	1		0	0	0	0		0	0	0	0		SRC	KMD
725-01-3601	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-01-3602	0	0	2	3		0	0	0	0		0	0	3	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3604	0	0	1	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-01-3606	0	0	0	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-01-3608	0	0	3	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	1	0		SRC	KMD
725-01-3610	0	0	0	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-01-3612	0	0	1	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-01-3614	0	0	2	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-01-3616	0	0	2	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-01-3656	0	0	0	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-01-3658	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3660	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3662	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3664	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-02-0511	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-02-0513	0	1	1	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-02-0515	0	0	1	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-02-0517	0	0	2	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-02-0519	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-02-0521	0	0	1	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-08-0172	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-08-0174	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0176	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0178	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0180	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0182	0	0	1	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0184	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0186	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0188	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0190	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0192	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0194	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0196	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0198	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0200	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0202	0	0	3	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0204	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0206	0	0	0	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0208	0	0	2	3		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0210	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0212	0	0	2	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0214	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0216	0	1	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0218	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0220	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0222	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0224	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0226	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0228	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0230	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0232	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0234	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0236	0	0	1	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0238	0	0	0	0		0	0	0	0		0	0	0	1		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0240	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1574	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	1	0	0		KMD	KMD
725-12-1576	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1578	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1580	0	0	0	4		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD

GGL Diamond Corp.

Courageous - Visual Indicator Minerals fromTill Samples
Table 2

4/18/2002

GenieCode	CG	MG	FG	UG	XG	CI	MI	FI	UI	XI	CD	MD	FD	UD	XD	CS	MS	FS	US	XS	CO	MO	FO	UO	XO	Processed	Picked
725-12-1582	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1584	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1586	0	0	1	0		0	0	0	0		0	0	1	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1588	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1590	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1592	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1594	0	0	1	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1596	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1630	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1632	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1634	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1636	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1638	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1640	0	0	1	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1642	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1644	0	0	0	0		0	0	0	0		0	0	1	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1646	0	0	0	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1648	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1650	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1652	0	0	0	6		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1654	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1656	0	0	0	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1658	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1660	0	0	0	0		0	0	0	0		0	0	0	1		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1692	0	0	1	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1694	0	0	1	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1696	0	0	0	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1845	0	0	1	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1847	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1849	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1851	0	2	2	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1853	0	0	1	1		0	0	0	0		0	0	1	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1855	0	0	1	1		0	0	0	0		0	0	0	1		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1857	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1859	0	0	0	3		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1861	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1863	0	1	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1865	0	1	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1867	0	0	0	3		0	0	0	0		0	0	0	0		0	0	0	0		0	1	0	0		SRC	KMD
725-12-1869	0	0	0	3		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1871	0	0	0	0		0	0	0	0		0	1	1	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1873	0	1	0	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1875	0	0	8	4		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-40-0001	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	KMD	KMD
725-40-0002	0	0	2		0	0	0	0		0	0	0	0		0	0	0	0		0						SRC	John Knight
725-40-0004	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	KMD	KMD
725-40-0006	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0008	0	0	0	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0010	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	KMD	KMD
725-40-0012	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0014	0	0	0	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0016	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0018	0	0	1	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0019	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0						SRC	John Knight
725-40-0021	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0023	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0025	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0027	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0029	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0031	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0033	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0035	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0037	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0039	0	0	1	4	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0041	0	0	0	2	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD

GGL Diamond Corp.

Courageous - Visual Indicator Minerals fromTill Samples
Table 2

4/18/2002

GerleCode	CG	MG	FG	UG	XG	CI	MI	FI	UI	XI	CD	MD	FD	UD	XD	CS	MS	FS	US	XS	CO	MO	FO	UO	XO	Processed	Picked
725-40-0043	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0045	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0047	0	1	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	KMD	KMD
725-40-0049	0	1	2	2	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0051	0	0	2	4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0053	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0055	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0057	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0059	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0061	0	0	0	1	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0066	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0068	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0070	0	0	0	1	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0072	0	0	0	3	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0074	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0076	0	0	0	0	0	0	0	0	0	0	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0078	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0080	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0082	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0084	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0086	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0088	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0						SRC	John Knight
725-40-0089	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0091	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0093	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0095	0	0	1	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0097	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0099	0	0	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0101	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0103	0	0	0	2	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0105	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0107	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0109	0	0	0	2	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0111	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0						SRC	John Knight
725-40-0112	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0114	0	1	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0116	0	0	0	4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0118	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0120	0	0	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	KMD	KMD
725-40-0122	0	0	0	3	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0124	0	0	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0126	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0128	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	KMD	KMD
725-40-0130	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0132	0	0	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0134	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0136	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0138	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0140	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0142	0	0	3		0	0	0	0		0	0	0	0		0	0	0	0		0						SRC	John Knight
725-40-0143	0	0	2	3	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0145	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0147	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0149	0	1	1	5	0	0	0	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	KMD	KMD
725-40-0151	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0153	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0155	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1	0	0	KMD	KMD
725-40-0157	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0159	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0161	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0163	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0165	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0						SRC	John Knight
725-40-0166	0	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0168	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0170	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD

GGL Diamond Corp.

Courageous - Visual Indicator Minerals fromTill Samples
Table 2

4/18/2002

GerleCode	CG	MG	FG	UG	XG	CI	MI	FI	UI	XI	CD	MD	FD	UD	XD	CS	MS	FS	US	XS	CO	MO	FO	UO	XO	Processed	Picked
725-40-0172	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0174	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0176	0	0	3	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0178	0	1	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0179	0	0	0		0	0	0	0		0	0	0	1		0	0	0	0		0						SRC	John Knight
725-40-0181	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0183	0	0	2	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0185	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0187	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0189	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0191	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0193	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0195	0	0	0	1	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0196	0	0	6		0	0	0	0		0	0	0	0		0	0	0	0		0						SRC	John Knight
725-40-0198	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0200	0	0	0	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0202	0	0	1	3	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0204	0	0	2	3	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0206	0	0	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0208	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0210	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0212	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0214	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0216	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0218	0	0	4		0	0	0	0		0	0	0	0		0	0	0	0		0						SRC	John Knight
725-40-0219	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0221	0	0	0	3	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0223	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0225	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-40-0226	0	0	1		0	0	0	0		0	0	0	0		0	0	0	1		0						SRC	John Knight
725-40-0417		0	1		0		0	0		0		0	0		0		0	1		0						SRC	John Knight

First Letter = Fraction
Second Letter = Mineral

CG = Coarse Garnets >1.0mm
MI = Medium Ilmenites 0.5 - 1.0mm
FD = Fine Diopside 0.25-0.5mm
US = UltraFine Spinel <0.25mm
XO = Unknown Fraction Olivine

GGL Diamond Corp.

Seahorse - Visual Indicator Minerals fromTill Samples
Table 3

4/18/2002

GerleCode	CG	MG	FG	UG	XG	CI	MI	FI	UI	XI	CD	MD	FD	UD	XD	CS	MS	FS	US	XS	CO	MO	FO	UO	XO	Processed	Picked
725-01-2689	0	4	2	3	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2691	0	0	1	5	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2692	0	1	3	6	0	0	0	0		0	0	0	1		0	0	0	0		0						SRC	John Knight
725-01-2694	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	1	1	0	0	0	0	0	0	KMD	KMD
725-01-2696	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2698	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2700	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2702	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2704	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2706	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2708	0	0	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2709	0	1	2		0	0	0	0		0	0	0	0		0	0	0	0		0						SRC	John Knight
725-01-2711	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2713	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	KMD	KMD
725-01-2715	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2717	0	0	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2719	0	0	0	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2721	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2723	0	0	0	1	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2725	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	KMD	KMD
725-01-2727	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2729	0	0	1	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2731	0	0	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2733	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2735	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2737	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2739	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2741	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2742	0	0	2		0	0	0	0		0	0	0	0		0	0	0	0		0						SRC	John Knight
725-01-2744	0	0	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2746	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2748	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2750	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2752	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2754	1	0	3	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2756	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2758	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2760	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	KMD	KMD
725-01-2762	0	1	2	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2764	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2765	0	0	4		0	0	0	0		0	0	0	0		0	0	0	0		0						SRC	John Knight
725-01-2767	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2769	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2771	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2773	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	KMD	KMD
725-01-2774	0	0	1		0	0	0	0		0	0	0	1		0	0	0	0		0						SRC	John Knight
725-01-2776	0	0	1	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2778	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2780	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2782	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2784	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2786	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2788	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2790	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2792	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	KMD	KMD
725-01-2794	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2796	0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2798	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2799	0	1	1		0	0	0	0		0	0	1	2		0	0	0	0		0						SRC	John Knight
725-01-2801	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2803	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2805	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2807	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2809	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2811	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD

GGL Diamond Corp.

Seahorse - Visual Indicator Minerals fromTill Samples
Table 3

4/18/2002

GerleCode	CG	MG	FG	UG	XG	CI	MI	FI	UI	XI	CD	MD	FD	UD	XD	CS	MS	FS	US	XS	CO	MO	FO	UO	XO	Processed	Picked
725-01-2813	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2815	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2817	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2819	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2821	0	0	0	3	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2822	0	0	2		0	0	0	0		0	0	0	0		0	0	0	0		0						SRC	John Knight
725-01-2824	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2826	0	1	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2828	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2830	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2832	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2834	0	0	0	1	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2836	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2838	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2840	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2842	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2846	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2848	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2849	0	0	4		0	0	0	0		0	0	0	0		0	0	0	0		0						SRC	John Knight
725-01-2851	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2853	0	0	3	4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2855	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2857	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2859	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2881	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2863	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-2864	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0						SRC	John Knight
725-01-3154	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3156	0	0	1	4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3158	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3159	0	0	7		0	0	0	0		0	0	0	0		0	0	0	0		0						SRC	John Knight
725-01-3231	0	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3233	0	0	0	3	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3235	0	0	0	0	0	0	0	0	0	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3237	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3239	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3241	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	KMD	KMD
725-01-3245		0	2		0		0	1		0		0	0		0		0	0		0						SRC	John Knight
725-01-3247		0	2		0		0	0		0		0	0		0		0	1		0						SRC	John Knight
725-01-3249		0	0		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
725-01-3251		0	0		0		0	0		0		0	0		0		0	1		0						SRC	John Knight
725-01-3253		0	2		0		0	1		0		0	0		0		0	0		0						SRC	John Knight
725-01-3255		0	3		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
725-01-3257		0	1		0		0	0		0		0	1		0		0	1		0						SRC	John Knight
725-01-3259		0	1		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
725-01-3541	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3543	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3545	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3547	0	0	0	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3548	0	0	1	0		0	0	0	0		0	0	1	0		0	0	0	0		0	1	0	0		SRC	KMD
725-01-3550	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3551	0	0	1	1		0	0	0	0		0	0	0	0		0	0	0	0		0	1	0	0		SRC	KMD
725-01-3553	0	0	0	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3555	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3557	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3559	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3561	1	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3563	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3565	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3567	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3569	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3571	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3573	0	0	0	1		0	0	0	0		0	0	0	1		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3666	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-01-3668	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD

GGL Diamond Corp.

Seahorse - Visual Indicator Minerals fromTill Samples
Table 3

4/18/2002

GerleCode	CG	MG	FG	UG	XG	CI	MI	FI	UI	XI	CD	MD	FD	UD	XD	CS	MS	FS	US	XS	CO	MO	FO	UO	XO	Processed	Picked
725-08-0100		0	2		0		0	0		0		0	0		0		0	1		0						SRC	John Knight
725-08-0102		0	1		0		0	0		0		0	0		0		0	1		0						SRC	John Knight
725-08-0104		0	0		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
725-08-0106		0	2		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
725-08-0108		0	1		0		0	0		0		0	1		0		0	0		0						SRC	John Knight
725-08-0110		1	0		0		0	0		0		0	0		0		0	1		0						SRC	John Knight
725-08-0112		0	1		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
725-08-0114		0	1		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
725-08-0116		0	0		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
725-08-0118		0	1		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
725-08-0120		1	1		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
725-08-0122		1	1		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
725-08-0124		0	3		0		0	0		0		0	1		0		0	0		0						SRC	John Knight
725-08-0126		0	0		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
725-08-0128		0	2		0		0	1		0		0	1		0		0	0		0						SRC	John Knight
725-08-0130		1	1		0		0	0		0		0	2		0		0	0		0						SRC	John Knight
725-08-0132		0	0		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
725-08-0134		1	6		0		0	0		0		0	0		0		0	0		0						SRC	John Knight
725-08-0242	0	0	1	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0244	0	0	0	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0246	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0248	0	0	1	1		0	0	0	0		0	0	0	1		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0250	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0252	0	0	1	0		0	0	0	0		0	0	1	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0254	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0256	0	0	1	1		0	0	0	0		0	0	0	1		0	0	0	0		0	1	0	0		KMD	KMD
725-08-0258	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0260	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0262	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0264	0	0	1	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0266	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0268	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0270	0	0	1	4		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0272	0	1	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0274	0	0	1	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0276	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0278	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0280	0	0	1	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0282	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0284	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0286	0	0	0	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0289	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0291	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0293	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0295	0	0	1	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0297	0	0	1	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0299	0	0	1	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-08-0300	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1598	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1600	0	0	0	3		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1602	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1604	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1606	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1608	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1610	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1612	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1614	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1616	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1618	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1620	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1622	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1624	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	1		0	0	0	0		KMD	KMD
725-12-1626	0	0	0	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1628	0	0	0	0		0	0	0	0		0	0	0	1		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1698	0	0	1	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD

GGL Diamond Corp.

Seahorse - Visual Indicator Minerals fromTill Samples
Table 3

4/18/2002

GerleCode	CG	MG	FG	UG	XG	CI	MI	FI	UI	XI	CD	MD	FD	UD	XD	CS	MS	FS	US	XS	CO	MO	FO	UO	XO	Processed	Picked
725-12-1700	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		KMD	KMD
725-12-1815	0	0	2	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1817	1	1	0	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1819	0	1	1	7		0	0	0	0		0	0	0	0		0	0	0	0		0	2	0	0		SRC	KMD
725-12-1821	0	0	3	7		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1823	1	0	0	5		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1825	0	0	2	2		0	0	0	0		0	0	0	0		0	0	0	0		0	2	0	0		SRC	KMD
725-12-1827	0	1	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1829	0	0	2	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1831	0	1	1	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1833	0	1	0	0		0	0	0	0		0	0	1	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1835	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1837	0	3	1	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1839	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1841	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1843	0	1	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1877	0	2	3	2		0	0	0	0		0	0	1	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1879	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	1	0	0		SRC	KMD
725-12-1881	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1883	0	0	1	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1885	0	1	3	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1887	0	0	2	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1889	0	1	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1891	0	0	0	0		0	0	0	0		0	0	0	1		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1893	0	0	3	5		0	0	0	0		0	0	0	1		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1895	0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1897	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1899	0	0	1	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1901	0	1	0	2		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1903	0	1	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1905	0	1	4	2		0	0	0	0		0	0	0	0		0	0	0	0		0	1	0	0		SRC	KMD
725-12-1907	0	0	1	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1922	0	1	0	0		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1924	0	0	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1926	0	0	0	2		0	0	0	0		0	0	0	3		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1928	0	1	0	1		0	0	0	0		0	0	0	0		0	0	0	0		0	1	0	0		SRC	KMD
725-12-1930	0	0	2	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1932	0	0	1	1		0	0	0	0		0	1	0	2		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1934	0	1	2	3		0	0	0	0		0	0	0	1		0	0	0	0		0	3	0	0		SRC	KMD
725-12-1936	0	0	1	1		0	0	0	0		0	0	0	2		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1938	0	0	0	3		0	0	0	0		0	0	1	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1939	0	0	2	1		0	0	0	0		0	0	0	0		0	0	0	0		0	0	0	0		SRC	KMD
725-12-1940	0	0	1	1		0	0	0	0		0	0	0	0		0	0	0	0		0	1	0	0		SRC	KMD

First Letter = Fraction
Second Letter = Mineral

CG = Coarse Garnets >1.0mm
MI = Medium Ilmenites 0.5 - 1.0mm
FD = Fine Diopside 0.25-0.5mm
US = UltraFine Spinel <0.25mm
XO = Unknown Fraction Olivine

13.0) SAMPLE PREPARATION, ANALYSES, AND SECURITY

13.1) Personnel.

The following personnel participated in the sample preparation of those till samples that were partly processed in the field, and then shipped to the KMD Laboratory in Moscow.

Contractors/Consultants. T.E. Lisle, P. Eng., Dr. F. Kaminski, P. Geo, J. Knight, P. Geo.

Company President, Director: Ray Hrkac.

Yellowknife Field Manager/ Consultant: C. A. Hrkac, B.Sc.

Employees: K. Frew, C. Scherba, M. Routley, J. Hamm.

The qualifications of the senior personnel are as follows:

Thomas Lisle. P. Eng. (B C).Graduate of the University of British Columbia with a B Sc in Geology in 1964. He has worked extensively in various fields of exploration geology in western and northern North America, more recently in the Slave Province in Diamond Exploration. He is a member in good standing of the: Association of Professional Engineers and Geoscientists of B. C.; The Geological Association of Canada, and the Canadian Institute of Mining and Metallurgy.

Dr. Kaminsky, P.Geo. President of KM Diamond Exploration Ltd. of Vancouver, a company that provides consulting services on diamond exploration. He is a director of the Institute of Diamonds, Russian Academy of Natural Sciences, Moscow. He is a member of the Mineralogical Association of Canada; A fellow of the Geological Association of Canada; The Association of Professional Engineers and Geoscientists of the Province of British Columbia, and the British Columbia and Yukon Chamber of Mines. He obtained his first degree (Honors M.S. in Geology) from Moscow State University in June 1959, later obtaining a M.S. in Geophysics and a Ph.D. in Geology and Mineralogy (1969). Prior to coming to Canada in 1994, Dr. Kaminsky was chief research scientists and consultant to the Diamond Department, Central Research Institute of Geology for Prospecting of Base and Precious Metals, for the Geological Committee of Russia, in Moscow. His work has included the discovery of kimberlite pipes in Siberia; the first diamonds in Archangelsk; diamonds in Mongolia in the 1970's; and a diamondiferous placer deposit in Algeria in the early 1990's. Since 1994, he has discovered four kimberlite pipes in northern Ontario, and evaluated a diamond deposit in Venezuela. He has consulted for GGL Diamond Corp. and Gerle Gold Ltd since 1996.

J. Knight, M Sc., P. Geo. Completed undergraduate work at the University of Cape Town, South Africa in 1972 and obtained a Masters degree from the University of British Columbia in 1985. Between 1978 and 1991, he worked for the University of British Columbia Geological Sciences Department in the Scanning Electron Microscope laboratory. He has accumulated extensive experience in diamond exploration, more recently in the Slave Craton working for GGL Diamond Corp. or Gerle Gold Limited and joint venture companies.

C. Hrkac, B. Sc. He has been employed on a contract basis by Gerle Gold Limited and GGL Diamond Corp. since 1992 to provide geological, geophysical and computer services, and to manage field operations for the above and associated companies. He has more than 20 years of geological exploration experience, mainly in western and northern North America. He has been involved in diamond exploration since 1992, and has extensive experience in computer-based geo-systems.

K. Frew. Geological technician with extensive experience in all phases of exploration. He has worked for GGL Diamond Corp. and related companies since 1993 on numerous projects related to diamond exploration.

R. Hrkac. President of GGL Diamond Corp. He has more than 45 years of experience in mineral exploration , and has been involved in diamond exploration in the Northwest Territories since 1993

13.2) Sample Processing and Laboratories.

-The KMD Laboratory. The laboratory, located in Moscow Russia, is co owned by Dr. F. Kaminsky, and two directors of the Institute of Diamonds. There is no procedure for the certification of mineralogical laboratories in Russia.

-Saskatchewan Research Council-Saskatoon. This laboratory is accredited for other analytic procedures but is not currently certified for indicator minerals and diamonds. The company is in the process of applying for accreditation under the Standards Council of Canada.
-Cominco Engineering Laboratory, Vancouver, B.C. The Cominco Laboratory is certified in other analytic work but is not presently certified for indicator minerals and diamonds

-Indicator minerals were either picked at the KMD Laboratory in Moscow, or were picked in Smithers B.C by Consultant J. Knight, P. Geo.
Acme Analytical Laboratories in Vancouver, B.C, carried out the analytic work on the soil samples. The laboratory is ISO 9002 certified.

Till samples from the CH project followed one of three processing streams
A) KMD Process.
A washing and screening plant was set up at the Salmita camp on Mathews Lake where 20 or 30 litre samples were washed and screened to recover the –2 mm sized fraction. This product was then de-slimed leaving a residue normally of 3 to 5 litres. Dr. Kaminsky using the Russian Pan then panned the residue. The Russian Pan is a rectangular pan that is moved back and forth to strip the light minerals. This process concentrated the heavy minerals normally to about 200 to 300 grams, and rarely up to 1000 grams. This heavy concentrate was then shipped via courier to the KMD laboratory in Moscow, Russia for further processing. The laboratory process included the following:
1) Screening (sieving) the samples into +1 mm and –1 mm sized fractions
2) Heavy medium ($CHBr_3$, specific gravity 2.9) separation of the –1 mm size fraction and fractionation of the heavy minerals.
3) Paramagnetic separation of –1 mm heavy fraction into magnetic, paramagnetic and non-magnetic fractions.
4) Weighing all of the fractions and screening of each fraction into –1+0.5 mm, -0.5+0.25, -0.25+0.1 mm and –0.1 mm size classes.
5) Mineralogical analysis and picking of pyrope, chrome spinel, chrome diopside, olivine and picroilmenite grains.
6) Visual examination and morphological description of indicator grains.
7) Probing indicator grains.
Recovered indicator minerals from this process are separated into four size categories.
Ultra-fine Fraction (+0.1mm –0.25mm); Fine Fraction (+0.25-0.50mm); Medium Fraction (+0.50-1.00mm) and, a Coarse Fraction (+1.0mm).

B) SRC Process.
20 litre till samples were shipped in the state collected to the Saskatchewan Research laboratory in Saskatoon. These samples were processed as follows:
1) Samples were disaggregated and screened to recover the +0.25-1.0 mm size fraction., and in the last batch the +0.18mm size fraction
2) The non-magnetic fraction was removed by magnetic separation.
3) The light fraction was removed on a Wilfley table.
4) The ferromagnetic fraction was removed by magnetics. Magstream magnetic fluid processing then removed the lighter fraction.
5) Separating the resulting concentrate by the Franz magnetic process into two heavy mineral concentrates at 0.25-1.0 mm size fractions.
6) The concentrates were then shipped to the Cominco Laboratory in Vancouver, B. C. for upgrading using methylene iodide.
7) J. Knight visually examined the upgraded concentrates for indicator minerals, and carried out a textural analysis on garnet and ilmenite grains.
8) Barnett Geological Limited probed the recovered grains to determine chemistry.
-The recovered indicators from this process are separated into Fine Fractions (0.25-0.50 mm) and medium size fractions (0.50-1.00mm).
During 2001, 179 of 374 samples from the CH programs were processed by the KMD Process

C) KMD-SRC Process
195 samples, 20 litres in size from the 2001 CH sampling programs were sent directly to the SRC laboratory in Saskatchewan where the preliminary processing of washing, screening and de-sliming took place. The samples were then sent to the KMD laboratory in Moscow. The samples were further processed at the KMD Laboratory in a similar manner to samples processed in 2000.

13.3) Discrepancies.
Discrepancies noted in the indicator mineral results of till samples processed by different methods suggested to the company that, in spite of the care taken with the samples processed in the field, some losses may have occurred. In view of this, the company has elected to ship samples directly to a laboratory, or laboratories for full processing. This course of action should provide a more consistent data set for interpretation.

13.4) Adequacy of Sampling. Laboratory Reliability. Security.
Much of the early sampling has been designed to determine broad trends within or close to the subject properties, and this phase has partly been completed. It will be necessary in those areas with coverage, to follow up with additional sampling at closer line and sample spacing to refine these trends. To assess the full claim area, it will be necessary to extend sampling into those areas without coverage.

Due to the length of time taken between the collection of till samples and the laboratory reports of their contents, till geochemistry is increasingly being used as an aid to interpretation. It is expected that if kimberlite is only thinly covered by surficial debris, a number of elements commonly associated with kimberlite including niobium, magnesium, cobalt, nickel chromium and titanium, could show strong contrast over or along trend down-ice. Due to the wide spacing of the sites sampled, the soil survey should be considered preliminary and more of a reconnaissance survey. If the analytic data from the samples show anomalous concentrations in any of the above or other elements normally associated with kimberlite, those sites should be followed up with higher density sampling programs.

Till sampling programs on the subject properties have largely been under the direction of Dr. F. Kaminsky, P. Geo., and J. Knight, P. Geo. Both of these scientists are professional and bring expertise and experience to the project. It is the writer's view that the laboratories that have provided services for the CH till sampling program have provided a professional, competent service, and will continue to provide reliable data.
The company is aware of the need for security of samples, either from till and soil surveys or from drill core. Field samples are securely fastened, and number coded so that their locations or sources could not be identified. To the extent possible, every effort is made to ensure the integrity and security of samples.

14.0 DATA VERIFICATION.
To the extent discussed in previous sections to this report, the writer has relied on the data contained in those reports noted in the References; on the data contained in the GGL Diamond Corp. database; and on discussions and advice of GGL Diamond Corp. personnel and Consultants.

15.0 ADJACENT PROPERTIES.
The GGL Diamond Corp. database contains information of a technical nature that has been compiled mainly from public sources on large areas of the Slave Craton including the three subject properties and adjacent properties. To the writer's knowledge, there are no known mineral deposits or occurrences on adjacent properties that may extend onto the subject properties.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING.
To the writer's knowledge, no mineral processing or metallurgical testing has been undertaken on the subject properties, except as noted in the section detailing laboratory and field procedures.

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES.

The subject properties are in the preliminary exploration stage. There are no known mineral resources or mineral reserves.

18.0 OTHER RELEVANT DATA AND INFORMATION.

The exploration programs described in this report have generated large quantities of exploration data the bulk of which will be filed with government agencies for assessment purposes. The data contained in this report summarizes the work that has been completed, and the proposed direction that future work will take on the subject properties.

19.0 INTERPRETATION AND CONCLUSIONS.

An evaluation of the full exploration set on the three subject properties has resulted in the following:

MACKAY.

There are inconsistencies in the exploration data that precludes a satisfactory explanation of the concentration of indicator minerals in the small bay on the CAQ 15 and 16 claims. The preliminary evidence points to possible sources either in the bay or the adjacent low boggy ground; further out in the bay or still further out in the lake, or less likely in the area to the north of the bay. To define a source area(s), it will be necessary to carry out a further sampling program augmented by ground geophysics, and it will be necessary to continue the review of data that is underway.

COURAGEOUS,

The Courageous area is considered a low count indicator mineral area with up to 10 indicator minerals per sample. The work has identified five areas that require better definition by additional sampling. Four drill holes were completed in 2001 on geophysical targets in a low count mineral indicator train that may be cut off in the CH 17-18 claim area. In addition to the five areas noted above, one or more geophysical targets in this area should be covered with a ground magnetic and electromagnetic survey.

Exploration work completed to date has revealed wide gaps in sample coverage within the claims. To examine areas of interest defined by previous sample results or geophysics in these areas, it will be necessary to carry out further sampling programs.

SEAHORSE.

Personnel at the Yellowknife field office have identified the presence of 6 medium priority, and 7 high priority geophysical targets on the claims including three conspicuous magnetic anomalies on the CH 53 claim. There are four specific areas on the claims that require follow-up by a combination of till sampling programs and ground geophysics. Previous work has left gaps in sample coverage, and some areas of the claims where little exploration has taken place. An assessment of these areas will require additional exploration.

20.0 RECOMMENDATIONS.

The evaluation of the technical data on the three subject properties is ongoing, and it is recognized that as the review progresses, and results from the initial phases of the work become available, the focus and direction of exploration may shift. With this in mind, the following recommendations appear to be warranted at this time:

MACKAY.

1) Much of the attention at the Mackay area has been directed to the small bay with the anomalous concentrations of indicator minerals. Dr. P. Richardson, P. Geo., reviewed the data on this area and has made recommendations for two sections: A) the area of the drill hole and B) the area in the one square kilometer east of the drill hole. The recommendations include:

A-1) Re-examine the intensity and direction of fractures in the diamond drill core to consider the possibility of a nearby intrusion. Use an ohmmeter for conductive sections of the core. Select 2 or 3 samples of core for thin section to identify green alteration or other areas of interest.
A-2) Examine all dykes in the drill core to confirm that they are not kimberlites or related rocks.
A-3) Complete ground magnetometer and EM surveys over the area that was tested by the drill hole in order to confirm the exact location and strike of the anomalies.
A-4) Re-examine the KIM data to determine whether the surface morphology of the diamond-related KIM grains have any differences, sample to sample, that might indicate how proximal to the source the grains appear to be.
A-5) Take a fence of lake bottom sediment samples across the mouth of the bay to test for the presence of a kimberlite intrusion covered by the bay of the lake.

B-1) Outline all possible targets within the square kilometer using the topographic, magnetic and electromagnetic data.
B-2) Take heavy mineral samples along the eastern fence at points between the present samples and send the whole samples to the SRC laboratory to determine the presence of KIMS. 10 samples.
B-3) If possible, take one or two heavy mineral samples on the west (down-ice) side of each target outlined in B-1. 15 samples.
B-4) Carry out a ground magnetometer and EM surveys over the entire square kilometer area using an EM frequency that would respond to the 900 HZ anomalies already identified.
B-5) Carry out a soil sampling survey on staggered 100 metre squares over the land portion of the square kilometer, sampling till if possible. The use of an augur would probably be necessary.
B-6) Re-examine the square kilometer area from the air for colour anomalies, and any topographic features that might indicate the presence of a kimberlite body.

Other recommendations on this area include.
-Examine the profiles on the latest Fugro airborne survey. This should be done using a 1:5,000 compilation with topography, survey lines, EM profiles for each frequency and fine –line contours for the vertical magnetic component and 900 Hz anomalies. There should be no coloured background on the maps. Because of the density of data, it might be necessary to enlarge the scale of specific anomalies.
-Examine all till exposures for the presence of kimberlite fragments. The exposures would be identified and plotted while doing the soil sampling, but would be revisited later to prospect them in detail.

2) The presence of indicator minerals outside of the bay (Samples 725-12-1918 and 727-01-3285) requires that other nearby beaches on the mainland and islands be sampled. A minimum of 25 samples should be collected. In view of past results, it may be prudent to carry out this work in late summer.

3) Fences of samples should be collected along the west and east sides of the large bay that lies immediately east of the main sample traverse completed in 2001. Allow 10 to15 samples.

4) Three till samples located to the north of the bay with anomalous samples contained up to 5 indicator minerals per sample. This area should be re examined and 5 to 10 samples collected. A small lake about 1.10 kilometres north of the bay should also be covered with ground magnetic and electromagnetic survey

Geophysical anomalies indicated on the Fugro maps to be of interest should be re visited, and consideration should be given to further study of the surficial geology.

Cost estimates for the above work include:

27.5 line km. of electromagnetic survey, and 55line km of magnetic survey.	$35,234.98
75 Till and beach samples @ $770.00	$57,750.00
Lake Sediment samples;	$ 3,400.00
Review/ Recording work/ Mob-Demob/Compilation and Report:	$30,000.00
*Total.	$126,384.98

*Note. This figure does not include the soil sampling that has been recommended. Due to thick organic cover in the target area, it will be necessary to estimate these costs after a site inspection, and a review of the methodology to be used.

COURAGEOUS.
Initial follow up work on the Courageous property should include the collection of 75 till and soil samples to help define targets on five areas as follows:
CH 25-27. 23 samples. CH 23-24. 15 samples. CH 10-13. 22 samples.
CH 18. 6 samples. CH 12. 9 samples.

45.0 line kilometers of ground magnetic survey, and 22.5 line kilometers of electromagnetic survey should be completed on one or more airborne target(s) near the CH 17-18 claim area that may relate to a low count indicator train down-ice.

Approximately 95 till samples should also be collected, if budgeting permits, from north south traverses through the CH 12-18 and CH 20-26 claims to examine areas of possible interest shown in areas of low sample coverage.

Provision should be made to collect approximately 50 soil samples to examine possible trends of anomalous results from past till geochemistry.

Cost estimates for the above work include:

Ground geophysics. 45line km. of magnetic, and 22.5 line km. of EM survey:	$30,983.18
75 till samples at $770.00	$57,750.00
95 till samples at $770.00	$73,150.00
50 Soil samples.	$ 5,000.00
Recording work/Mobilization-Demobilization/Report Compilation.	$25,000.00
Total*	$191,883.18

SEAHORSE.
The following program is proposed to examine areas of interest defined by previous work.

CH 7-8 claims. Collect 21 till and soil samples in defined area, and collect 63 till from fences across the indicator train down ice. Prepare grid and carry out 14.5 line kilometers of ground magnetic survey and 7.25 line kilometres of Max Min electromagnetic survey

CH 70-72 claims. Collect 20 till samples. Prepare grid and survey 10 line kilometers of ground magnetic survey and 5 line kilometers of max Min electromagnetic survey

CH 82claim. Collect 14 till and soil samples. Prepare grid and complete 10 line kilometers of ground magnetic survey and 5 line kilometers of Max Min electromagnetic survey.

CH 75claim. Collect 20 till and soil samples. Prepare grid and carry out 10 line kilometers of ground magnetic survey, 5 line kilometers of Max Min electromagnetic survey, and run a gravity survey over the target section of the lake.

To examine and assess areas of indicator mineral and geophysical interest where density of sampling and coverage is low, it will be necessary to collect additional till and soil samples. The number of samples to be collected should be determined after further review.

To assess any areas shown to be of interest by previous till geochemistry, provision for 50 follow-up soil samples should be made.

Cost estimates for the above work include:	
Ground Geophysics:	$ 39,263.07
Till sampling. 138 at $770.00/sample.	$106,260.00
Soil sampling:	$ 5,000.00
Recording Work/Mob-Demob/Report Compilation.	$ 26,198.00
*Total:	$176,721.07

General.

1) In addition to the magnetic anomalies noted on the CH 53 claim, it is expected that other drill targets will be developed or confirmed from the above work. It is recommended that those targets proposed for drilling be reviewed by Dr Kaminsky, P. Geo. The amount of drilling, and the location of the drill holes to be undertaken, should be determined after some or all of the ground surveys have been completed. Using a lighter drill with shorter drill holes that used in the 2001 program, an 'all-in' cost of $350.00/metre is reasonable, and an estimate for 800 metres of drilling is $280,000.00.

2) The need for additional airborne and ground geophysics is under review and is not considered at this time. However if further airborne surveys are to be undertaken, the following should be noted: There are sections of the three claim groups that have little or no detailed coverage. To survey these areas at the same line spacing used in previous surveys would require: Courageous -2,650 line km.; Seahorse- 1,900 line km; Mackay-400 line km. for a total of 4950 line km. The estimated 'cost of this work, at an 'all in' cost per line kilometer of $65.00, would be $321,750.00.

T. E. Lisle P. Eng.

Dated at Vancouver this 18 day of April 2002.

21.0) REFERENCES;

1) Frew, K A preliminary Summary of Mackay Lake 2001 Beach sampling. February 22, 2002.

2) Frew, K Notes and Discussion, Courageous Claim Block, March 26, 2002.

3) Hrkac, C. Memo Report to Ray Hrkac. CH Project-2002 Budgets. April 4, 2002.

4) Kaminsky, F. Mineralogical characteristics of 444 panned samples from GGL claims, NWT. November 2000. An internal report on exploration of several mineral properties investigated during the 2000 field season.

5) Kaminsky. F. Mineralogical characteristics of 291 panned samples from the Mackay, Courageous, Seahorse and Starfish claims. November 2001. An internal report on field and laboratory work carried out on the CH project claims during July 2001.

6) Kaminsky. F. Mineralogical characteristics of the 84 samples from the GGL claims, NWT, Canada. February 2002.

7) Knight, J. Report on the year 2000 till sampling programs on the GGL mineral properties in the NWT. An internal report compiled on the results of the exploration programs on the various properties during 2000.

8) Knight. J A joined Mackay, Courageous and Lac de Gras: Its implication for heavy mineral sampling and interpretation. 18 August 2001.

9) Knight. J. CH Claims Lineation Data with notes. 6 August 2001

10) Lisle, T.E. Report on a Heavy Mineral Till Sampling program, Till Geochemical Survey, Ground magnetic and Bathymetric Survey, Airborne Magnetic and Electromagnetic Survey and Drilling Program on the Mackay, Courageous, G, Seahorse, Starfish, Winter Lake South, Winter lake North, and Point lake Claims. An Assessment Report dated March 15, 2002

11) McClelland, M. CH Project. Magnetic and Bathymetric Surveys. GGL Diamond Corp. Internal Report dated September 17,2000.

12) McClelland, M. Seahorse data Analysis, Memorandum to GGL Diamond Corp. Feb. 28, 2002

13) McClenaghan, M.B. and Kjarsgaard, B. A.
Indicator minerals and geochemical methods for diamond exploration in glaciated terrain in Canada. From "Drift Exploration in Glaciated Terrain". Geological Society, London. Special Publications 185. 83-123. The Geological Society of London 2001. by McClenaghan. M.B., Bobrowsky. P.T., Hall. G.E.M. and Cook. S.J.

14) Richardson, P. Notes on the Mackay Lake Project. Letter report to R.A. Hrkac, March 27, 2002.

15) Stephens, M. Fugro Airborne Survey Report, Courageous Lake, Seahorse Lake Blocks. May 23/01.

16) Stephens, M. Fugro Airborne Survey Report, Seahorse West, Courageous East and Mackay Blocks dated September 5, 2001.

A number of assessment reports in the NWT DIAND database that contain background information relevant to the subject property areas including 83289, 83278, 83254, 83440, 83772, 83254, 83750, 83953 in addition to the GGL Diamond Corp. database on diamond exploration in the NWT were also used for information in this report.

CERTIFICATE:

I, Thomas Edward Lisle, do hereby certify that:

-I am a geologist and reside at 145 West Rockland Road, North Vancouver, British Columbia, Canada, V7N 2V8.

-I graduated from the University of British Columbia with a B Sc in 1964, and have practiced my profession continuously since that time, mainly in western and northern Canada. I have worked intermittently in diamond exploration in northern Canada since 1994

-I am registered with the Association of Professional Engineers and Geoscientists of British Columbia. #8528, July 1972.
-I am a fellow of the Geological Association of Canada, and a member of the Canadian Institute of Mining and Metallurgy.

-I have worked on the CH Project since 2000. During that summer season, I assisted in the sampling and sample preparation aspects of the work. During March, April and September 2001, I worked in the field on the drilling, and during July and September 2001, I assisted on sampling and sample preparation. I have worked in the GGL Diamond Corp. Vancouver office when not in the field, and have compiled assessment reports on the subject properties, and on other properties in the Slave Province.

-For purposes of this report, I am a Qualified Person.

-I am responsible for compiling this report on the Mackay, Courageous and Seahorse properties. The compilation has relied the technical expertise provided from the persons named, and the sources of information described in the report and I believe this information to be correct. For the purposes of disclosure related to title, permitting, environmental and other actions, the writer has relied on government records, and on internal GGL Diamond Corp information and disclaims responsibility.

-I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

- For the following reasons, I am not an Independent Qualified Person. I am a shareholder of, and hold stock options in GGL Diamond Corp. I have derived a majority of my income over the past three years from GGL Diamond Corp.

-My only involvement with the property has been since 2000 in the capacity noted above.

-I have read National Instrument 43-101, and the technical report has been prepared in compliance with this instrument and Form 43-101F1.

T. E. Lisle P. Eng.

Dated at Vancouver this 18 day of April 2002.

CERTIFICATE:

I, Thomas Edward Lisle, do hereby certify that:

-I am a geologist and reside at 145 West Rockland Road, North Vancouver, British Columbia, Canada, V7N 2V8.

-I graduated from the University of British Columbia with a B Sc in 1964, and have practiced my profession continuously since that time, mainly in western and northern Canada. I have worked intermittently in diamond exploration in northern Canada since 1994

-I am registered with the Association of Professional Engineers and Geoscientists of British Columbia. #8528, July 1972.
-I am a fellow of the Geological Association of Canada, and a member of the Canadian Institute of Mining and Metallurgy.

-I have worked on the CH Project since 2000. During that summer season, I assisted in the sampling and sample preparation aspects of the work. During March, April and September 2001, I worked in the field on the drilling, and during July and September 2001, I assisted on sampling and sample preparation. I have worked in the GGL Diamond Corp. Vancouver office when not in the field, and have compiled assessment reports on the subject properties, and on other properties in the Slave Province.

-For purposes of this report, I am a Qualified Person.

-I am responsible for compiling this report on the Mackay, Courageous and Seahorse properties. The compilation has relied the technical expertise provided from the persons named, and the sources of information described in the report and I believe this information to be correct. For the purposes of disclosure related to title, permitting, environmental and other actions, the writer has relied on government records, and on internal GGL Diamond Corp information and disclaims responsibility.

-I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

- For the following reasons, I am not an Independent Qualified Person. I am a shareholder of, and hold stock options in GGL Diamond Corp. I have derived a majority of my income over the past three years from GGL Diamond Corp.

-My only involvement with the property has been since 2000 in the capacity noted above.

-I have read National Instrument 43-101, and the technical report has been prepared in compliance with this instrument and Form 43-101F1.

T. E. Lisle, P. Eng.

Dated at Vancouver this 18 day of April 2002.

Exemption #: 82-1209

02 MAY -9 AM 10:54

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

SEC MAIL PROCESSING
RECEIVED
MAY - 7 2002
WASH, D.C. 154 SECTION

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED		DATE OF REPORT YY/MM/DD
GGL DIAMOND CORP.		February 28, 2002		02/04/26
ISSUER ADDRESS				
#904, 675 WEST HASTINGS STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUSER TELEPHONE NO.
VANCOUVER	BC	V6B 1N2	(604)688-0378	(604)688-0546
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
RAYMOND A. HRKAC		PRESIDENT		(604)688-0546
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
ggl@telus.net		www.ggldiamond.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
[signature]	RAYMOND A. HRKAC	02/04/26
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
[signature]	J. HAIG FARRIS	02/04/26

GGL DIAMOND CORP.

Consolidated Balance Sheets As At
(Unaudited)

	February 28, 2002	November 30, 2001
ASSETS		
Current		
Cash and cash equivalents	$ 178,794	$ 132,459
Sundry receivable and prepaids	10,747	26,409
Marketable securities	7,600	7,600
	197,141	166,468
Mineral properties and deferred exploration costs (Note 1)	5,475,852	5,416,492
Capital assets	302,899	308,523
	$ 5,975,892	$ 5,891,483
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 151,927	$ 180,772
Current portion of mortgage loan	10,268	10,268
	162,195	191,040
Mortgage loan	81,623	83,924
	234,818	274,964
SHAREHOLDERS' EQUITY		
Share capital (Note 2)	15,111,161	14,917,958
Deficit	(9,379,087)	(9,301,439)
	5,732,074	5,616,519
	$ 5,975,892	$ 5,891,483

Approved by the Board of Directors:

Director

Director

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the three months ended
(Unaudited)

		February 28, 2002		February 28, 2001
Administration costs				
Amortization	$	367	$	1,121
Consulting fees		12,000		8,000
Corporate relations		7,378		4,372
Interest expense		228		217
Legal and audit		1,052		14,039
Licences, taxes, insurance and fees		407		7,232
Office services and expenses		17,760		24,276
Shareholders' meetings and reports		812		1,023
Travel		468		1,520
Operating loss		(40,472)		(61,800)
Other income (loss)				
Interest income		229		14,405
Write-off of exploration and mineral property costs		(37,405)		(147,008)
		(37,176)		(132,603)
Loss for the period		(77,648)		(194,403)
Deficit, beginning of period		(9,301,439)		(8,751,020)
Deficit, end of period	$	(9,379,087)	$	(8,945,423)
Net loss per share	$	(0.002)	$	(0.005)
Weighted average number of common shares outstanding		42,798,954		38,293,736

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the three months ended
(Unaudited)

	February 28, 2002	February 28, 2001
Cash flows from (used in) operating activities		
Loss for the period	$ (77,648)	$ (194,403)
Adjustment for items not involving cash:		
- amortization	367	1,121
- write off of exploration and mineral property costs	37,405	147,008
	(39,876)	(46,274)
Change in non-cash working capital items:		
- accounts receivable	15,195	8,443
- prepaid expenses	467	(62,105)
- accounts payable and accrued liabilities	(28,845)	(46,482)
	(53,059)	(146,418)
Cash flows from (used in) financing activities		
Shares issued for cash	42,500	255,023
Shares issued for cash - flow-through shares	155,500	1,438,224
Share issuance cost	(4,797)	(128,904)
Principal reduction of mortgage loan	(2,301)	(2,342)
	190,902	1,562,001
Cash flows from (used in) investing activities		
Mineral property costs	(10,995)	-
Deferred exploration costs	(79,962)	(112,993)
Purchase of capital assets	(551)	(12,448)
	(91,508)	(125,441)
Increase in cash and cash equivalents	46,335	1,290,142
Cash and cash equivalents, beginning of period	132,459	222,042
Cash and cash equivalents, end of period	$ 178,794	$ 1,512,184
Supplementary cash flow information		
Cash paid for interest charges	$ 1,862	$ 1,977

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
February 28, 2002

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2001.

1. Mineral Properties and Deferred Exploration Costs

	Balance November 30, 2001	2002 property cost additions	2002 exploration cost additions	2002 written off	Balance February 28, 2002
Diamond Venture - general exploration	$ -	$ -	$ 37,405	$ (37,405)	$ -
Doyle Lake	705,705	-	-	-	705,705
Clinton	200,330	-	-	-	200,330
Fishback Lake and Dessert Lake	327,951	-	627	-	328,578
Murray	76,720	-	-	-	76,720
Hilltop	14,076	-	-	-	14,076
CH	1,762,153	10,995	46,080	-	1,819,228
Regional, NWT	41,944	-	-	-	41,944
Happy Creek	889,620	-	133	-	889,753
McConnell Creek and other	1,397,993	-	1,525	-	1,399,518
	$5,416,492	$ 10,995	$ 85,770	$ (37,405)	$ 5,475,852

	Balance November 30, 2001	2002 Additions	2002 written off	Balance February 28, 2002
Mineral property costs	$ 468,569	$ 10,995	$ -	$ 479,564
Deferred exploration costs	4,947,923	85,770	(37,405)	4,996,288
	$ 5,416,492	$ 96,764	$ (37,405)	$ 5,475,852

Exploration costs incurred during the three months ended:

	February 28, 2002	February 28, 2001
Amortization	$ 5,808	$ 12,215
Drilling, trenching, sampling	16,380	24,785
Licences and recording fees	4,510	3,645
Mortgage interest	1,634	1,760
Project supplies	8,460	15,460
Salaries and wages	19,305	24,726
Technical and professional services	28,413	38,125
Transportation	1,260	4,492
	$ 85,770	$125,008

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
February 28, 2002

1. **Mineral Properties and Deferred Exploration Costs (continued):**

CH, Northwest Territories, Canada

During the period ended February 28, 2002, the Company staked eight additional claims. The Company now has a 100% interest in 113 claims in the CH project area.

2. **Share Capital**

(a) Authorized: 250,000,000 common shares without par value

(b) Issued:

	Shares	Amount
Balance, November 30, 2001	41,742,510	$14,917,958
For cash:		
Private placement, net of share issued costs	425,000	41,470
Issued pursuant to flow-through share agreement	1,555,500	151,733
Balance, February 28, 2002	43,722,510	$15,111,161

During the period ended February 28, 2002, the Company completed a private placement of 1,555,000 flow through shares at $0.10 per share and 425,000 non-flow-through units at $0.10 per unit for gross proceeds of $155,500 and $42,500, respectively. The proceeds from the 1,555,000 flow through shares are to be spent on Canadian Exploration Expenses. Each non-flow through unit consists of one common share and one common share purchase warrant entitling the holder to purchase one common share during the first year at $0.15 per share and during the second year at $0.20 per share.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
February 28, 2002

2. Share Capital (continued)

(d) At February 28, 2002 the following warrants remained unexercised:

Number of Shares	Exercise Price	Expiry Date
375,000	$0.25	June 30, 2002
1,100,000	0.35	August 24, 2002
400,000	0.30	December 21, 2002
5,913,600	0.30	December 29, 2002
440,000	0.25	December 29, 2002
1,237,332	0.20 (1st yr)	September 4 2002
	0.30 (2nd yr)	September 4, 2003
125,000	0.15 (1st yr)	January 3, 2003
	0.20 (2nd yr)	January 2, 2004
300,000	0.15 (1st yr)	January 17, 2003
	0.20 (2nd yr)	January 16, 2004
9,890,932		

During the period ended February 28, 2002, 42,000 warrants expired unexercised.

3. Related Party Transactions

During the three months ended February 28, 2002, the Company was billed $13,400 ($12,000 of which is included in accounts payable) by one director (February 28, 2001 – $16,400) for consulting fees and technical and professional services. The fees for 2002 are recorded as follows in the financial statements: $12,000 in Consulting fees and $1,400 as Technical and professional services on the Exploration costs schedule included as part of Note 1 – Mineral Properties and Deferred Exploration Costs in the Notes to the Consolidated Financial Statements. As at February 28, 2002, the Company has accrued $101,738 owing to one director for consulting fees and technical and professional services.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
February 28, 2002

4. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the three months ended February 28, 2002 and February 28, 2001.

The Company's total assets are segmented geographically as follows:

	February 28, 2002	February 28, 2001
Canada	$5,086,139	$5,160,912
United States	889,753	889,229
	$5,975,892	$6,050,141

GGL Diamond Corp.
Quarterly Report For The Three Months Ended February 28, 2002

1. **Analysis of expenses and deferred costs:**

For General and administrative expenses incurred during the period see Consolidated Statement of Operations and Deficit for February 28, 2002.

For Deferred exploration costs incurred during the period see Note 1 Mineral Properties and Deferred Exploration Costs attached to the consolidated financial statements for February 28, 2002.

2. **Related party transactions:**

Please see Note 3 Related party transactions attached to the consolidated financial statements for February 28, 2002.

3. **Summary of securities issued and options granted during the period:**

(a) Securities issued during the period:

Issue Date	Type	Type of Issue	Number	Price	Total Proceeds	Consideration	Commis-sion
Jan. 02, 2002	Common Shares	Private Placement	125,000)	$0.10	$12,500	Cash	-
	Warrants		125,000)				
Jan. 02, 2002	Common Shares	Private Placement-Flow through units	485,000	$0.10	$48,500	Cash	-
Jan. 16,2002	Common Shares	Private Placement-Flow through units	1,070,000	$0.10	$107,000	Cash	-
Jan. 16, 2002	Common Shares	Private Placement	300,000)	$0.10	$30,000	Cash	-
	Warrants		300,000)				

No options were granted during the period.

4. **As at the end of the period:**

(a) and (b) Authorized and issued share capital at February 28, 2002:

Class	Par Value	Authorized		Number	Value
Common	No par value	250,000,000	Issued	43,722,510	$15,111,161

GGL Diamond Corp.
Quarterly Report For The Three Months Ended February 28, 2002

4. As at the end of the period:

(c) Summary of options outstanding as at February 28, 2002:

Security	Number	Exercise Price	Expiry Date
Options	15,000	$0.30	Nov. 17, 2002
Options	738,500	$0.30	Apr. 20, 2003
Options	1,685,000	$0.30	Mar. 5, 2004
Options	669,000	$0.25	June 29, 2005
Options	100,000	$0.25	Aug. 8, 2005
Options	100,000	$0.30	Sept. 5, 2005
Options	120,000	$0.25	Nov. 14, 2005
Options	150,000	$0.30	Jan. 16, 2006
Options	600,000	$0.30	March 1, 2006
Options	305,000	$0.20	July 16, 2006
TOTAL	**4,482,500**		

(c) Summary of warrants outstanding as at February 28, 2002:

Security	Number	Exercise Price	Expiry Date
Warrants	375,000	$0.25	June 30, 2002
Warrants	1,100,000	$0.35	August 24, 2002
Warrants	400,000	$0.30	December 21, 2002
Warrants	5,913,600	$0.30	December 29, 2002
Warrants	440,000	$0.25	December 29, 2002
Warrants	1,237,332	$0.20 - $0.30	September 4, 2003
Warrants	125,000	$0.15 - $0.20	January 2, 2004
Warrants	300,000	$0.15 - $0.20	January 16, 2004
TOTAL	**9,890,932**		

During the period, 42,000 warrants expired unexercised.

(d) There are no escrowed or pooled shares.

5. Directors: Raymond A. Hrkac
Nick DeMare
W. Wolodarsky
William Meyer
J. Haig Farris
John S. Auston

Senior Officers: Raymond A. Hrkac, President
Nick DeMare, Corporate Secretary

GGL Diamond Corp.
Quarterly Report For The Three Months Ended February 28, 2002

The Company is a mineral exploration company and has been engaged in the acquisition, exploration and development of mineral properties in North America since 1981. The Company was engaged in a variety of exploration projects in locations in North America, representing primarily gold and porphyry copper-gold prospects. In 1992, the Company began diamond exploration on the Slave Craton in the Northwest Territories of Canada, an effort that has become the Company's primary exploration focus. Between 1992 and 1995 the Company initiated joint ventures with Teck/Cominco, the Slave Diamond Syndicate, and De Beers (formerly Monopros) on five project areas, of these, one, the Doyle Project with De Beers is still in progress.

The Company utilizes its extensive computerized data set, began in 1992, for the Slave Craton of the Northwest Territories, to select areas for land acquisition and diamond exploration. The most recent example of the value of this data set to the Company and its shareholders was the acquisition by staking of a prominent indicator mineral train with G-10 garnets, in January, 2002. The total acreage owned outright by the Company on its various diamond projects is approximately 400,000 acres.

The Company is pleased to report that significant progress toward our goal of finding a diamond bearing kimberlite was made during the past year in that we have defined the up ice terminus of several of our KIM trains (kimberlite indicator mineral trains); determined the sampling required for new trains found by our most recent work and for those trains that continue to return positive samples; and defined by geophysics a number of drill targets. Planning for the year 2002 exploration program is now in progress.

<u>EXPLORATION 2001</u>:

<u>CH Project Claims</u>

A total of 5,090.7 line kilometres, at 50 metre spacing, of helicopter geophysical magnetic and EM surveys were completed by Fugro Airborne Surveys Corp. over portions of the Seahorse, Courageous and Mackay Lake claim areas; all part of the CH Project claims south and west of Lac de Gras. Six diamond drill holes, a total of 1,153 metres, were drilled between March and September, to test one target at Seahorse, four targets at Courageous and one at Mackay. No kimberlites were found, however to date twelve additional geophysical targets have been selected.

During July and September, 368 heavy mineral samples for kimberlitic indicator mineral analysis were collected based on results from previous sampling. These samples were taken at Mackay, Courageous, Seahorse, Starfish and Winter Lake North claim areas. All five areas returned KIM's, additional sampling, geophysics, or target selection are being evaluated for these areas.

<u>Fishback Project</u>

On the AJ claim, 150 km northwest of Yellowknife, one drill hole of 292.6 metres in length was drilled in March, 2001 to test a magnetic anomaly; a basic dyke was intersected. Near this area a second target remains to be tested, it lies under 74 metres of water within a 60 hectare steep walled topographic depression.

GGL Diamond Corp.
Quarterly Report For The Twelve Months Ended November 30, 2001

Doyle Lake LA 1-25 Mineral Claims

This property adjoins the Mountain Province Claims. De Beers Canada Exploration Inc. (formerly Monopros Limited) ("De Beers") has earned a 60% interest in the claims and is project operator (the Company has a 40% carried interest). To February 28, 2002 De Beers has spent $6,445,933 ($6,443,016 to November 30, 2001).

During May and June, 2001 De Beers completed a program of nine vertical drill holes over an area of approximately 4 X 1.5 km. The drilling was designed to test ground penetrating radar targets in the area of the head of the 40 km long Ken (Carl) Hicks indicator mineral train. The drilling did not locate the kimberlite or kimberlites responsible for this strong train and additional exploration will be required to locate the source. DeBeers took 136 heavy mineral samples in August/September of the year 2001, for which results are as yet not available.

Legal Proceedings: Doyle Lake LA 26-30, Easy 1-3 claims, Section 84 Judicial Review

The LA 26-30 mineral claims containing 12,717 acres and the Easy 1, 2 and 3 claims containing 7,747 acres in the Doyle Lake area, Northwest Territories, were located on ground occupied by earlier claims filed by a third party. The Company asserted these earlier claims had been located in contravention of the Canada Mining Regulations. The Supervising Mining Recorder appointed under the Canada Mining Regulations made a decision dated May 10, 1996 agreeing with the position taken by the Company and the LA 26-30 and Easy 1, 2 and 3 mineral claims were recorded in the name of the Company subject to an appeal filed by the third party pursuant to Section 84 of the Canada Mining Regulations.

On appeal, the Supervising Mining Recorder's decision was overturned by the Assistant Deputy Minister's ('ADM') decision dated November 20, 1997. The Company filed for judicial review by the Federal Court of the November 20, 1997 decision, and on February 24, 1999, that decision was set aside and the Supervising Mining Recorder's May 10, 1996 decision was restored subject to another ministerial review by a person other than the one who conducted the review which was set aside; such new review to be conducted in accordance with the reasons given by the Federal Court. On March 24, 1999, the Company was served with a Notice of Appeal for the appeal of the Federal Court decision to the Federal Court of Appeal. On September 12, 2000, the Federal Court of Appeal set aside the decision of the ADM of Indian Affairs and Northern Development of November 20, 1997 where the ADM overturned the May 10, 1996 decision of the Supervising Mining Recorder. The Federal Court of Appeal remitted the matter to the Minister or his delegate other than the one who conducted the review which was set aside for "redetermination de novo in accordance with the reasons for judgement of this Court". The Company has been advised that the Minister intends to appoint a tribunal in May, 2002 and commence proceedings at that time.

The LA 26-30 claims are subject to the De Beers Agreement.

GGL Diamond Corp.
Quarterly Report For The Three Months Ended February 28, 2002

Exploration and General and Administrative Expenditures

As at February 28, 2002, the Company had incurred exploration costs on mineral properties of $85,770 (drilling, trenching and sampling $16,380, licences and recording fees $4,510, salaries and wages $19,305, technical and professional services $28,413, transportation $1,260 and project supplies of $8,460).

On a per project basis, the Company spent the $85,770 exploration costs as follows: $37,405 on the Diamond Venture, $627 on Fishback and Dessert Lake properties, $46,080 on the CH project, $133 on the Happy Creek Gold/Silver Property and $1,525 on the McConnell Creek and other.

The Company reported a net loss of $77,648 for the period ended February 28, 2002 compared to a net loss of $194,403 for the period ended February 28, 2001. General administration expenses for the period ended February 28, 2002 were $40,472 compared to $61,800 for the period ended February 28, 2001. The decrease in general administration expenses was primarily due to a decrease in office services and expenses (2002 - $17,760; 2001 - $24,276), legal and audit (2002 - $1,052; 2001 - $14,039) and licences, taxes, insurance and fees (2002 - $407; 2001 - $7,232).

Revenue for the period ended February 28, 2002 was $229 consisting of interest income compared with $14,405 for the period ended February 28, 2001 (interest income).

Acquisition and Disposition of Resource Properties and Write offs

During the winter of 2001-2002, the Company staked eight more claims in the Winter Lake North area. The Company now has a 100% interest in 113 claims in the CH project area.

The write off of exploration and mineral property costs for the period ended February 28, 2002 was composed of $37,405 Diamond Venture, general exploration.

Related Party Transactions

During the three months ended February 28, 2002, the Company was billed $13,400 ($12,000 of which is included in accounts payable) by one director (February 28, 2001 – $16,400) for consulting fees and technical and professional services. The fees for the period ended February 28, 2002 are recorded as follows in the financial statements: $12,000 in Consulting fees and $1,400 as Technical and professional services on the Exploration costs schedule included as part of Note 1 – Mineral Properties and Deferred Exploration Costs in the Notes to the Consolidated Financial Statements. As at February 28, 2002, the Company has accrued $101,738 owing to the director for consulting fees and technical and professional services.

Commitments

During the period ended February 28, 2002, the Company entered into an operating lease agreement with respect to its office premises. Minimum payments of $26,161 in 2002 and $27,802 in 2003, $27,802 in 2004 and $4,868 in 2005 are required under the agreement.

GGL Diamond Corp.
Quarterly Report For The Three Months February 28, 2002

Financial Condition and Liquidity

The Company had working capital at February 28, 2002 of $34,946 compared with a working deficit of $24,572 as at November 30, 2001. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital. Most of these funds must be spent on Canadian Exploration Expenses as per the private placement agreements completed in January, 2002.

As at February 28, 2002 the Company had $81,623 long term debt (mortgage loan) outstanding.

For the period ended February 28, 2002, the Company experienced a negative cash flow of $39,876 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from a decrease in administration costs such as office services and expenses, legal and audit and licences, taxes, insurance and fees. (See Exploration and General and Administrative Expenditures for further information.)

During the period ended February 28, 2002, the Company completed a private placement of $198,000. See Note 2 – Share Capital in the consolidated financial statements for February 28, 2002.

The Company's cash position as at February 28, 2002 was $178,794. The increase in cash position compared to November 30, 2001 was due principally to the decrease in administration costs and exploration costs for the period ended February 28, 2002.

As at February 28, 2002, the Company has spent $53,491 of the $155,500 raised for Canadian Exploration Expenses.

Investor Relations Arrangements

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. Corporate relations are handled by Susan de Stein, who answers investor and shareholder inquiries and other communications activities. The amount billed by Ms. de Stein's company for the period ended February 28, 2002 was $625 which includes the reimbursement of expenses incurred. The Company updates its web site (www.ggldiamond.com) on a continuous basis.